SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ============

                                 SCHEDULE 13E-3
                                (Amendment No. 1)
                                 (Rule 13e-100)

                                  ============

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                                  ============

                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                             (Name of the Affiliate)

                                  ============


                    Southern Security Life Insurance Company
                    Security National Financial Corporation
                    Security National Life Insurance Company
                              SSLIC Holding Company
                                 George R. Quist
                                 Scott M. Quist
                                 G. Robert Quist
                                 Stephen M. Sill
                                J. Lynn Beckstead
                              Charles L. Crittenden
                             Robert G. Hunter, M.D.
                                 H. Craig Moody
                                Norman G. Wilbur
                       (Names of Persons Filing Statement)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   843805 10 2
                      (Cusip Number of Class of Securities)

 Scott M. Quist                                   Randall A. Mackey, Esq.
 President and Chief Operating Officer            Mackey Price Thompson & Ostler
 Security National Financial Corporation          350 American Plaza II
 5300 South 360 West, Suite 250                   57 West 200 South
 Salt Lake City, UT 84123                         Salt Lake City, UT 84101-3663
 (801) 264-1060                                   (801) 575-5000

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

This statement is filed in connection with (check the appropriate box):

     |X| a. The filing of solicitation materials or an information statement subject to Regulation 14 A, regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     |_| b. The filing of a registration statement under the Securities Act of 1933.

     |_| c.  A tender offer.

     |_| d.  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

 Transaction valuation:   $1,884,733*             Amount of filing fee: $238.80
--------------------------------------------------------------------------------


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

*Calculated solely for the purpose of determining the filing fee, based upon the purchase price of $3.84 per share for the common stock to be purchased from the unaffiliated stockholders of Southern Security Life Insurance Company, multiplied by 490,816 shares, the maximum number of shares to be purchased in the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $238.80          Filing Party:  Southern Security Life
                                                          Insurance Company
Form or Registration No.: Schedule 14A     Date Filed:    September 28, 2004


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
                                 SCHEDULE 13E-3

         This  Amendment  No.  1 to the  Rule  13e-3  Transaction  Statement  on
Schedule 13E-3 (the "Transaction Statement") being filed with the Securities and Exchange Commission (the "SEC"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) Southern Security Life Insurance Company, a Florida corporation, and each of its executive officers and directors, (ii) Security National Financial Corporation, a Utah corporation, and each of its executive officers and directors, (iii) Security National Life Insurance Company, a Utah corporation, and each of its executive officers and directors, and (iv) SSLIC Holding Company, a Utah corporation, and each of its executive officers and directors. Southern Security Life Insurance Company, Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company and each of the respective executive officers and directors of these entities are collectively referred to as the "Filing Persons" of this Transaction Statement.

         This Transaction Statement relates to the Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization"), dated as of August 25, 2004, by and among Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company. If the Agreement and Plan of Reorganization is adopted by the stockholders of Southern Security Life Insurance Company and the other conditions at closing of the merger (as defined below) are satisfied or waived, SSLIC Holding Company will merge with and into Southern Security Life Insurance Company, with Southern Security Life Insurance Company becoming a privately held company and a wholly-owned subsidiary of Security National Life Insurance Company.

         If the proposed merger is completed, the separate existence of SSLIC Holding Company will cease as Southern Security Life Insurance Company will be the surviving corporation in the merger and will continue to be governed by the laws of the State of Florida, and the separate corporate existence of Southern Security Life Insurance Company will continue unaffected by the merger. The shares of common stock owned by the unaffiliated stockholders of Southern Security Life Insurance Company immediately prior to the effective time of the merger will be exchanged for cash.

         The total amount of cash to be paid by Security National Life Insurance Company to the unaffiliated stockholders of Southern Security Life Insurance Company holding an aggregate of 490,816 shares of common stock, pro rata to their respective share ownership, will be $3.84 per share of common stock, or an aggregate of $1,884,733. The 490,816 shares of the common stock of Southern Security Life Insurance Company that Security National Life Insurance Company has agreed to purchase from the unaffiliated stockholders represent 23.3% of the outstanding common shares of Southern Security Life Insurance Company , or all of its outstanding shares, except for the common shares held by Security National Life Insurance Company and SSLIC Holding Company. Security National Life Insurance Company and SSLIC Holding Company collectively own 76.7% of the outstanding common shares of Southern Security Life Insurance Company.

         Concurrently with the filing of this Transaction Statement, Southern Security Life Insurance Company is filing with the SEC a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors of Southern Security Life Insurance Company is soliciting proxies from its stockholders in regards to the merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Agreement and Plan of Reorganization is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and subject to completion or amendment.

         Pursuant to General Instruction F to Schedule 13E-3, the information in the Preliminary Proxy Statement including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item therein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

         All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

         The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

         (a) Name and address. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference.


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

         (b) Securities. The class of securities that is the subject of the transaction is the common stock of Southern Security Life Insurance Company. As of September 30, 2004, there were outstanding 2,105,235 shares of common stock of Southern Security Life Insurance Company.

         (c) Trading market and price. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

         (d) Dividends. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

         (e) Prior public offerings. During the past three years, Southern Security Life Insurance Company has not made any underwritten public offering of common stock.

         (f) Prior stock purchases. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

         (a) Name and address. The information set forth under the captions "Participants," "Management" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) Business and background of entities. The information set forth under the caption "Participants" and "Management" in the Proxy Statement is incorporated herein by reference.

         (c) Business and background of natural persons. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference. Set forth below for each director and executive officer of Southern Security Life Insurance Company is his respective present principal occupation or employment, the name and principal business of the corporation or other organization of which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen.

         George R. Quist has been Chairman of the Board and Chief Executive Officer of Southern Security Life Insurance Company since December 1998. He has served as President of Southern Security Life Insurance Company from December 1998 until July 2002. Mr. Quist has also served as Chairman of the Board and Chief Executive Office of Security National Financial Corporation since October 1979, and its President from October 1979 until July 2002. From 1960 to 1964, he was Executive Vice President and Treasurer of Pacific Guardian Life Insurance Company. From 1946 to 1960, he was an agent, District Manager and Associate General Agent for various insurance companies. Mr. Quist also served from 1981 to 1982 as the President of The National Association of Life Companies, a trade association of 642 life insurance companies, and from 1982 to 1983 as its Chairman of the Board.

         Scott M. Quist has been President of Southern Security Life Insurance Company since July 2002, its Chief Operating Officer since October 2001, and a director since December 1998. Mr. Quist served as First Vice President of Security National Financial Corporation from December 1998 to July 2002. Mr. Quist has also served as President of Security National Financial Corporation since July 2002, as its Chief Operating Officer since October 2001, and a director since May 1986. From 1980 to 1982, Mr. Quist was a tax specialist with Peat, Marwick, Mitchell, & Co., in Dallas, Texas. From 1986 to 1991, he was Treasurer and a director of the National Association of Life Companies, a trade association of 642 insurance companies until its merger with the American Council of Life Companies. Mr. Quist has been a member of the Board of Governors of the Forum 500 Section (representing small insurance companies) of the American Council of Life Insurance. He has also served as a regional director of Key Bank of Utah since November 1993. Mr. Quist is currently a director and past president of the National Alliance of Life Companies, a trade association of over 200 life companies.

         G. Robert Quist has been a director of Southern Security Life Insurance Company since April 1999 and its First Vice President and Secretary since March 2002. Mr. Quist has also served as First Vice President and Secretary of Security National Financial Corporation since March 2002. He has served as President and a director of Big Willow Water Company since 1987. He has also served as Secretary-Treasurer and a director of the Utah Cemetery Association since 1987.

         J. Lynn Beckstead Jr. has been a director of Southern Security Life Insurance Company since March 2002. Mr. Beckstead has also served as Vice President and a director of Security National Financial Corporation since March 2002. In addition, he is President of Security National Mortgage Company, an affiliate of Security National Financial Corporation, and has served in this position since July 1993. From 1990 to 1993, Mr. Beckstead was Vice President and a director of Republic Mortgage Corporation. From 1983 to 1990, Mr. Beckstead was Vice President and a director of Richards Woodbury Mortgage Corporation. From 1980 to 1983, he was a principal broker for Boardwalk Properties. From 1978 to 1980, Mr. Beckstead was a residential loan officer for Medallion Mortgage Company. From 1977 to 1978, he was a residential construction loan manager of Citizens Bank.

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

         Charles L. Crittenden has been a director of Southern Security Life Insurance Company since December 1998. Mr. Crittenden is also a director of Security National Financial Corporation and has served in this position since October 1979. Mr. Crittenden is a stockholder of Crittenden Paint & Glass Company since 1958. He is also an owner of Crittenden Enterprises, has been sole real estate development company, and Chairman of the Board of Linco, Inc.

         Robert G. Hunter, M.D. has been a director of Southern Security Life Insurance Company since December 1998. Dr. Hunter is also a director of Security National Financial Corporation and has served in this position since October 1998. Dr. Hunter is currently a practicing physician in private practice. Dr. Hunter created the statewide E.N.T. Organization (Rocky Mountain E.N.T., Inc.) where he is currently a member of the Executive Committee. He is Chairman of Surgery at Cottonwood Hospital, a delegate to the Utah Medical Association and a delegate representing the state of Utah to the American Medical Association, and a member of several medical advisory boards.

         H. Craig Moody has been a director of Southern Security Life Insurance Company since December 1998. Mr. Moody is also a director of Security National Financial Corporation and has served in this position since September 1995. Mr. Moody is owner of Moody & Associates, a political consulting and real estate company. He is a former Speaker and House Majority Leader of the House of Representatives of the State of Utah.

         Norman G. Wilbur has been a director of Southern Security Life Insurance Company since December 1998. Mr. Wilbur is also a director of Security National Financial Corporation and has served in this position since October 1998. Mr. Wilbur worked for J.C. Penney's regional offices in budget and analysis. His final position was Manager of Planning and Reporting for J.C. Penney's stores. After 36 years with J.C. Penny's, he took an option of an early retirement in 1997. Mr. Wilbur is a past board member of Habitat for Humanities in Plano, Texas.

         Stephen M. Sill has been Vice President, Treasurer and Chief Financial Officer of Southern Security Life Insurance Company since March 2002. From 1998 to 2002, Mr. Sill was Vice President and Controller of Southern Security Life Insurance Company. He has also served as Vice President, Treasurer and Chief Financial Officer of Security National Financial Corporation since March 2002.
From 1997 to 2002, Mr. Sill was Vice President and Controller of Security National Financial Corporation. From 1994 to 2002, Mr. Sill was Vice President and Controller of Security National Life Insurance Company. From 1989 to 1993, he was Controller of Flying J, Inc. From 1978 to 1989, Mr. Sill was Senior Vice President and Controller of Surety Life Insurance Company. From 1975 to 1978, he was Vice President and Controller of Sambo's Restaurant, Inc. From 1974 to 1975, Mr. Sill was Director of Reporting of Northwest Pipeline Corporation. From 1970 to 1974, he was an auditor with Arthur Andersen & Co. Mr. Sill is a past president of the Insurance Accounting and Systems Association, a national association of over 1,300 insurance companies and associate members.

Item 4. Terms of the Transaction.

         (a)  Material Terms.

              (1) Not applicable.

              (2)(i) The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

              (2)(ii) The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger"and "Agreement and Plan of Reorganization - General" in the Proxy Statement is incorporated herein by reference.

              (2)(iii)The information set forth under the captions "Summary Term Sheet," "Special Factors - Background of the Merger" and "Special Factors -
Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

              (2)(iv) The information set forth under the captions "Summary Term Sheet" and "The Special Meeting - Record Date and Voting Information" in the Proxy Statement is incorporated herein by reference.

              (2)(v) The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Special Factors - Purposes, Alternatives, Reasons and Effects" in the Proxy Statement is incorporated herein by reference.


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

              (2)(vi) Not applicable.

              (2)(vii) The information set forth under the caption "U.S. Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

         (c) Different terms. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Agreement and Plan of Reorganization - General" in the Proxy Statement is incorporated herein by reference.

         (d) Appraisal rights. The information set forth under the caption "Agreement and Plan of Reorganization - Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

         (e) Provisions for unaffiliated securityholders. The Filing Persons have made no provisions in connection with the merger to grant unaffiliated stockholders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

         (f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (a)(1)-(2) Transactions. The information set forth under the captions "Special Factors - Background of the Merger," "Certain Relationships and Related Transactions" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

         (b)-(c) Significant corporate events; Negotiations or contracts. The information set forth under the captions "Summary Term Sheet," "Special Factors
- Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

         (e) Agreements involving the subject company's securities. The information set forth under the captions "Summary Term Sheet," "Special Factors
- Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) Use of securities acquired. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Special Factors - Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

         (c)(1)-(8) Plans. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Special Factors - Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

         (a) Purposes. The information set forth under the captions "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger" and "Special Factors - Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

         (b) Alternatives. The information set forth under the caption "Special Factors - Background of the Merger," "Special Factors - Purposes, Alternatives, Reasons and Effects," and "Special Factors - Reasons for the Board's
Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference. No alternative means were considered by Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company or Southern Security Life Insurance Company to accomplish the stated purposes of the transaction.

         (c) Reasons. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purposes, Alternatives, Reasons and Effects," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Special Factors - Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.


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

         (d) Effects. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purposes, Alternatives, Reasons and Effects," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Estimated Fees and Expenses of the Merger," "Material U.S. Federal Income Tax Consequences" and "Agreement and Plan of Reorganization - Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

         (a)-(b) Fairness; Factors considered in determining Fairness. The information set forth under the captions "Summary Term Sheet," "Special Factors
- Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Special Factors - Report and Opinion of Houlihan Valuation Advisors" and "Agreement and Plan of Reorganization - Fairness Opinion" in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Houlihan Valuation Advisors, dated August 25, 2004, is attached to the Proxy Statement as Appendix B and incorporated herein by reference.

         (c) Approval of security holders. The information set forth under the captions "Summary Term Sheet - Stockholder Approvals Required," "The Special Meeting - Record Date and Voting Information," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," and "Special Factors - Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.

         (d) Unaffiliated representative. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the
Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Special Factors
- Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.

         (e) Approval of directors. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Special Factors - Position of Security National Financial Corporation as to the Fairness of the Merger," "Special Factors - Position of Security National Life Insurance Company as to the Fairness of the Merger" and "Special Factors - Position of SSLIC Holding Company as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

         (f) Other offers. The information set forth under the caption "Special Factors - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

         (a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth under the captions "Special Factors - Background of Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Special Factors - Report and Opinion of Houlihan Valuation Advisors," "Agreement and Plan of Reorganization - Fairness Opinion" and "Where Stockholders Can Find More Information" in the Proxy Statement is incorporated herein by reference. The full text of the valuation report of Houlihan Valuation Advisors, dated July 27, 2004, is set forth as Exhibit (c)(1) hereto and is incorporated herein by reference. The full text of the fairness opinion of Houlihan Valuation Advisors, dated August 25, 2004, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

         (a)-(d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth under the captions "Summary Term Sheet" and "Estimated Fees and Expenses of Merger" in the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         (a) Securities ownership. The information set forth under the captions "Summary Term Sheet" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) Securities transactions. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.


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

Item 12. The Solicitation or Recommendation.

         (d) Intent to tender or vote in a going-private transaction. The information set forth under the captions "Summary Term Sheet," "The Special Meeting - Record Date and Voting Information," "Special Factors - Background of Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Special Factors - Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.

         (e) Recommendations of others. The information set forth under the captions "Summary Term Sheet," "Special Factors - Background of the Merger" and "Special Factors - Reasons for the Board Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Information.

         (a) Financial information. Not applicable.

         (b) Pro forma information. Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

         (a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth under the caption "Estimated Fees and Expenses of Merger" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

         The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

Item 16. Exhibits.

         (a)(2) Preliminary Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company, incorporated by reference to Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission on December 2, 2004.

         (b)         Not applicable.

         (c)(1)      Valuation   Report,   dated  July  27,  2004,  by  Houlihan
                     Valuation Advisors.

         (c)(2) Fairness Opinion, dated August 25, 2004, by Houlihan Valuation Advisors (included as Appendix B to the Preliminary Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on December 2, 2004, and incorporated herein by reference.)

         (d) Agreement and Plan of Reorganization, dated August 25, 2004, by and among Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company (included as Appendix A to the Preliminary Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on December 2, 2004, and incorporated herein by reference.)

         (e)         None.

         (f)         Florida   Business   Corporation  Act  Sections   607.1301,
                     607.1302 and 607.1320 (included as Appendix C to the Preliminary Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on December 2, 2004, and incorporated herein by reference.)

         (g)         None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: December 3, 2004.

                                     SOUTHERN SECURITY LIFE INSURANCE COMPANY



                                     By: /s/ Scott M. Quist
                                     -------------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SECURITY NATIONAL FINANCIAL CORPORATION



                                     By: /s/ George R. Quist
                                         ---------------------------------------
                                         George R. Quist, Chairman and Chief
                                         Executive Officer




                                     SECURITY NATIONAL LIFE INSURANCE COMPANY




                                     By: /s/ George R. Quist
                                         ---------------------------------------
                                         George R. Quist, Chairman and Chief
                                         Executive Officer



                                      SSLIC HOLDING COMPANY



                                     By: /s/ George R. Quist
                                         ---------------------------------------
                                         George R. Quist, Chairman and Chief
                                         Executive Officer


                                         /s/ George R. Quist
                                         ---------------------------------------
                                         George R. Quist



                                         /s/ Scott M. Quist
                                         ---------------------------------------
                                         Scott M. Quist



                                         /s/ G. Robert Quist
                                         ---------------------------------------
                                         G. Robert Quist



                                         /s/ Stephen M. Sill
                                         ---------------------------------------
                                         Stephen M. Sill



                                         /s/ J. Lynn Beckstead
                                         ---------------------------------------
                                         J. Lynn Beckstead



                                         /s/ Charles L. Crittenden
                                         ---------------------------------------
                                         Charles L. Crittenden

                                         /s/ Robert G. Hunter, M.D.
                                         ---------------------------------------
                                         Robert G. Hunter, M.D.



                                         /s/ H. Craig Moody
                                         ---------------------------------------
                                         H. Craig Moody



                                         /s/ Norman G. Wilbur
                                         ---------------------------------------
                                         Norman G. Wilbur

                                 Exhibit (C)(1)



                                    VALUATION

                      SOUTHERN SECURITY LIFE INSURANCE CO.

                               AS OF JUNE 30, 2004




                                  PREPARED BY:



                           HOULIHAN VALUATION ADVISORS




                                  JULY 27, 2004

                                  July 27, 2004



Board of Directors
Security National Financial Corporation
5300 South 360 West, Suite 250
Salt Lake City, Utah  84123


Dear Board Members:

         Attached is the valuation report on Southern Security Life Insurance Company (hereinafter referred to as "Southern Security" or "the Company"), which Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to estimate the fair market value of minority interests in the common stock of Southern Security as of June 30, 2004 to assist the Board of Directors and management team of Security National Financial Corporation (herein referred to as "Security National") in determining an appropriate price to pay for minority interests in the Company, in the event they decide to pursue such an acquisition.

         The term "fair market value" is defined as that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

         Our study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The book/liquidation value, transaction value, market value, and income value methods of valuation were utilized in arriving at an estimate of the fair market value on a minority interest basis of the common stock of Southern Security.

         In preparing this valuation, we used information provided by both Southern Security and Security National. Management of both companies has represented the information as being reasonably complete and accurate. We did not make independent examinations of any financial statements or other information provided by management which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information which would be helpful in this study.

         Financial  projections  utilized in valuing  minority  interests in the common stock of Southern Security were prepared based on analysis of the Company's historical operating results and conversations with management of both Southern Security and Security National. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

         This report has been prepared for the specific purpose of valuing the common stock of Southern Security on a minority interest basis as of June 30, 2004 to assist the Board of Directors and management team of Security National in determining an appropriate price to pay for minority interests in the Company in the event they decide to pursue such an acquisition. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The report is specifically and expressly not intended to serve as either a fairness opinion to the shareholders of Southern Security or a solvency opinion to the Board of Directors and/or shareholders of Security National with respect to such prospective acquisition, and nothing contained herein should be construed as representing such.

         Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Value is a question of informed judgement, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

         Our study has concluded that a reasonable estimate of the fair market value on a minority interest basis of the common stock of Southern Security as of June 30, 2004 is $8,070,000 or $3.84 per share, based on 2,105,235 shares outstanding.

         Neither HVA or its principals have any present or intended interest in either Southern Security or Security National. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

         It has been a pleasure to perform this analysis for you. We look forward to serving you in the future.

                                         Houlihan Valuation Advisors

                                          /s/David Dorton

                                         by: David Dorton, CFA

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----

I.   PREFACE                                                                1

II.  BASIC PRINCIPLES OF VALUATION                                          2

III. INTRODUCTION                                                           4
         A.  Purpose                                                        4
         B.  Scope                                                          4
         C.  Methodology                                                    4

     IV. COMPANY BACKGROUND                                                 5
         A.  History                                                        5
         B.  Operations                                                     6
         C.  Reinsurance Activities                                         10
         D.  Competition                                                    11
         E.  Regulation                                                     12
         F.  Accounting Policies                                            12
         G.  Legal Proceedings                                              15
         H.  Risk Factors                                                   16
         I.  Management and Employees                                       18
         J.  Ownership                                                      19

V.   JUNE 2004 NATIONAL ECONOMIC OVERVIEW AND OUTLOOK                       20

VI.  INDUSTRY OVERVIEW                                                      23
         A.  Industry Profile                                               23
         B.  How the Industry Operates                                      24
         C.  Accounting Methodologies                                       25
         D.  Types of Life Insurance Products                               29
         E.  Distribution                                                   33
         F.  Regulation                                                     36
         G.  Industry Trends                                                38
         H.  Merger and Acquisition Activity                                39
         I.  Demutualization                                                41
         J.  Current Environment and Future Prospects                       44
         K. Life Insurance Company Analysis                                 51

VII. FINANCIAL REVIEW                                                       55

VIII.ESTIMATES OF VALUE                                                     58
         A.  Nature of the Security                                         58
              1.  Control                                                   58
              2.  Marketability                                             58

                                TABLE OF CONTENTS
                                   (continued)


                                                                           Page
                                                                           ----

         B.  Normalization of Earnings                                      59
              1.  Projected Earnings                                        60
         C.  Book/Liquidation Value                                         61
         D.  Transaction Value                                              63
         E.  Market Value                                                   66
         F.  Income Value                                                   69

X. SUMMARY AND CONCLUSION                                                   71

XI. EXHIBITS                                                                72

APPENDIX A:  Southern Security Life Insurance Company -
             Financial Statement Summary                                   109

APPENDIX B:  Statement of Limiting Conditions                              115

APPENDIX C:  Professional Qualifications                                   117

APPENDIX D:  Internal Revenue Ruling 59-60, 1959-1 CB 237                  120

                                     PREFACE

         This valuation study was conducted at the request of the Board of Directors of Security National Financial Corporation ("Security National") to assist the Board of Directors and management team of Security National in determining an appropriate price to pay for minority interests in the common stock of Southern Security Life Insurance Company ("Southern Security" or "the Company") in the event they decide to pursue such an acquisition. In preparing this report, information provided by both Southern Security and Security National was used. Management of both companies has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects, and related facts of Southern Security. Houlihan Valuation Advisors ("HVA") is not in a position to certify the accuracy of basic data provided to it, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.

                          BASIC PRINCIPLES OF VALUATION

         The principles which have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between Southern Security's operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

         Fair market value is that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an asset at "arm's length" on a given date.

         The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are usually only incidentally related. The value of securities which are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

         a.   General economic conditions;

         b. Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

         c.   Public   attitude  and  investor   sentiment   toward   particular
              industries and companies.

         Fair market value of securities which enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. Determination of fair market value of securities of a closely held corporation or a thinly traded public corporation, however, cannot be determined as precisely, thus creating a need for independent professional business valuation. Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

         Professional valuation cannot be considered an exact science; however, experience has shown that comprehensive and thorough valuation analyses can generate ranges of value which are reasonable and relevant.

         The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that when expectations for Southern Security change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.

                                  INTRODUCTION

                                     Purpose
                                     -------

         The purpose of this report is to estimate the fair market value of minority interests in the common stock of Southern Security as of June 30, 2004 to assist the Board of Directors and management team of Security National in determining an appropriate price to pay for minority interests in the Company in the event they decide to pursue such an acquisition.

                                      Scope
                                      -----

         Both internal and external factors which influence the value of Southern Security are analyzed and interpreted. Internal factors include the Company's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

                                   Methodology
                                   -----------

         The report first looks at the background and operating characteristics of Southern Security. It next provides overviews of the national economy and the life insurance industry, each important as a description of the environment in which the Company operates. A financial analysis of the Company follows. Finally, the report determines explicit minority interest values for the Company via the application of alternative valuation techniques. Four valuation methods are employed: book/liquidation value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). After considering the assumptions and relative justification of each valuation method, the results are synthesized into a final value estimate on a minority interest basis of the common stock of the Company.

                               COMPANY BACKGROUND

History
-------

         Southern Security Life Insurance Company was originally incorporated under the laws of the State of Florida as the Sunbeam Life Insurance Company on June 29, 1966. On May 10, 1968, the Company was acquired as a wholly-owned subsidiary by Columbia National Corporation, and its name was changed to Columbia National Life Insurance Company on July 17, 1968. A Certificate of Authority to write all types of life insurance was issued to the Company by the Florida Department of Insurance on August 18, 1968, with the Company beginning business in Florida on October 15, 1969. On March 10, 1970, the Company's name was changed to Columbia National Life Insurance Company of Florida.

         On May 3, 1978, a 57.4% controlling interest in the Company was acquired by Consolidare Enterprises, Inc., and its name was changed to Southern Security Life Insurance Company. Consolidare Enterprises, Inc. subsequently underwent a name change to SSLIC Holding Company, Inc. On December 17, 1998, Security National Financial Corporation completed its acquisition of 100% of the common stock of SSLIC Holding Company, Inc., thereby effectively becoming the controlling parent of Southern Security. At the time of the acquisition, SSLIC Holding Company, Inc. owned 1,207,784 shares (or 57.4%) of the outstanding common stock of Southern Security. As of the June 30, 2004 valuation date, Security National had directly acquired an additional 406,635 shares (or 19.3%) of the Company's common stock. Consequently, as of June 30, 2004, Security National effectively owned a total of 1,614,419 shares (or 76.7%) of the common stock of Southern Security.

         On December 7, 1988, Southern Security executed a $1,000,000 Certificate of Contribution to Surplus ("the Surplus Note") with Consolidare Enterprises, Inc. The interest rate on the Surplus Note was 11% per annum on the principal balance remaining unpaid. Such principal and interest do not form a part of the legal liabilities of the Company. The Surplus Note is due on demand, but is payable only out of capital and surplus in excess of $1,799,000. Principal and interest on the Surplus Note can only be paid with the express written approval of the Florida Department of Insurance. The Company received the principal in the form of Certificates of Deposit totaling $1,000,000. The interest rate on the Surplus Note was adjusted in 1991 to the prime rate plus 2%, with such interest rate not to be less than 9% nor in excess of 11%.

         In December 1998, the Surplus Note was contributed by Consolidare Enterprises, Inc. to Security National as part of the acquisition of that entity by Security National. On December 31, 2000, Security National contributed its ownership in the Surplus Note to Security National Life Insurance Company ("Security National Life"), a wholly-owned subsidiary of Security National, in exchange for a new Surplus Note for $1,000,000 from Security National Life to Security National, having the same terms and conditions as the original Surplus Note. Southern Security paid $90,000 in interest on the Surplus Note in 2003. As of June 30, 2004, the principal balance on the Surplus Note remained at $1,000,000.

Operations
----------

         Southern Security, headquartered in a Company-owned office building in Lake Mary, Florida, is a legal reserve life insurance company authorized to transact business in the states of Alabama, Florida, Georgia, Hawaii, Indiana, Illinois, Kentucky, Louisiana, Michigan, Missouri, Oklahoma, South Carolina, Tennessee, and Texas. During 2003, approximately 43% of the premium income of the Company was generated from business in force in Florida, the Company's state of domicile. Georgia and Alabama generated 12% and 10%, respectively, of the Company's premium income in 2003. No other state accounted for as much as 10% of the Company's 2003 premium income.

         The Company's only industry segment is the ordinary life, accident and health, and annuity business. The Company at present sells traditional life and annuity policies, as well as universal life policies with various companion riders. The Company's accident and health insurance business has never represented a significant portion of its business. The Company does not presently sell industrial life or group life insurance other than through its participation as a reinsurer in the Servicemen's Group Life Insurance Program. As of December 31, 2003, the Company had total gross life insurance in force of $1.5 billion, comprised of $701.1 million in direct amount of life insurance and $800.4 million in insurance assumed from other companies. Subtracting from this figure the $401.1 million in insurance ceded by the Company to other insurance firms results in net life insurance in force of $1.1 billion as of the same date.

         The major product currently sold in Southern Security's traditional line of life insurance is 10-Pay Whole Life with an Annuity Rider, designed for the higher education market. The savings aspect of the Annuity Rider is marketed as a tool for parents to help fund their children's higher education. The product is offered to parents who have children under the age of 25. This product represented 77% and 64%, respectively, of the first year premiums collected by the Company in 2003 and 2002. In connection with its higher education products, the Company has a lead generation program that has been coupled with a recruiting program for new sales agents to help generate new business.

         In 1996, Southern Security introduced a new series of products designed for the seniors market. This new series targets the needs of senior citizens, especially as they plan for their final expenses. These new policies are traditional endowment type policies. Because they are written to a senior market, they are designed to accommodate adverse health conditions. Because of the small size of these policies, they are usually issued with only limited underwriting. The coverage size of the policy is roughly equivalent to the insured's anticipated funeral costs. This new series of products represented 12% and 29%, respectively, of the first year premiums collected in 2003 and 2002.

         The Company introduced its first universal life product in 1986 and currently has two principal universal life products in force. These universal life products provide insurance coverage with flexible premiums, within limits, which allow policyholders to accumulate cash values. The accumulated cash values are credited with tax-deferred interest, as adjusted by the Company on a periodic basis. Deducted from the cash accumulations are administrative charges and mortality costs. Should a policy surrender in its early years, the Company assesses a surrender fee against the cash value accumulations based on a graded formula. These products allow the Company to better compete in the current market environment. About 6% and 3%, respectively, of the first year premiums collected by the Company in 2003 and 2002 were universal life products.

         Product profitability is affected by several different factors, such as mortality experience (actual versus projected), interest rate spreads (excess interest earned over interest credited to policyholders), and controlling policy acquisition costs and other costs of operation. The results of any one reporting period may be significantly affected by the level of death claims or other policyholder benefits incurred due to the Company's relatively small size.

         Southern Security's lapse rate (reflecting termination by surrender and lapse during a particular period) on its ordinary life insurance policies declined from 13.8% in 2001 to 11.9% in 2002 and 10.7% in 2003. The 2004 lapse rate to date has been approximately the same as in 2003.

         An additional source of income to the Company is investment income. The Company invests and reinvests portions of funds deposited by policyholders in debt and equity securities, mortgage loans, and the warehousing of mortgage loans in accordance with the requirements and laws governing life insurance companies, in order to earn interest and dividend income, a portion of which is credited back to the policyholders. Interest rates and maturities of the Company's investment portfolio play an important part in determining the interest rates credited to policyholders.

         Generally, securities comprising permitted investments include obligations of federal, state and local governments; corporate bonds and preferred and common stocks; real estate mortgages; and certain leases. Southern Security attempts to match the duration of invested assets with its policyholder liabilities. The Company purchases short-term investments on a temporary basis to meet the expectations of short-term requirements of the Company's products. The Company's investment philosophy is intended to provide a rate of return that will persist during the expected duration of policyholder liabilities regardless of future interest rate movements. The Company's net investment yield on its asset portfolio was 7.65% in 2001, 7.41% in 2002, and 7.59% in 2003.

         Student loans are a service Southern Security has historically made available to the public. The Company continues its activities as a qualified lender under the Federal Family Educational Loan Program, through which it makes various types of student and parent loans available. All student loans made by the Company are guaranteed by the federal government. While the Company anticipates the seasonal demand for student loan funds and the subsequent sale of such loans to the Student Loan Marketing Association (SLMA), there are times when additional funds are required to meet demand for student loans until such time as the sale to SLMA can be completed. The Company began a new association with USA Group, CAP Program in 1996 for the purpose of making more student loan funds available without increased costs to the Company.

         The Company presently sells its policies on a general agency basis through a field force consisting of approximately 256 agents. All such agents are licensed as agents of, and sell for, the Company, and are independent contractors who are paid exclusively on a commission basis for sales of the Company's policies. Some of the Company's agents are part-time insurance agents.

         Most of the Company's agents are associated with Insuradyne Corporation ("Insuradyne"), a wholly-owned subsidiary of the Company's parent company, Security National. Insuradyne serves as general agent for the Company, pursuant to a general agency agreement which is terminable by either party with 30 days notice. In such capacity, Insuradyne receives a commission on the first year commissionable premium on certain of the Company's policies as well as a small renewal commission on certain other policies. Company management believes that the terms of its General Agency Agreement with Insuradyne are as favorable to the Company as terms which could be obtained from independent third parties.

         Effective December 17, 1998, Southern Security, desiring to both reduce its level of general and administrative expenses and provide a greater level of certainty concerning the amount of general and administrative expenses in the future, entered into an Administrative Services Agreement with its parent company, Security National, headquartered in Salt Lake City, Utah. Under the terms of the Administrative Services Agreement, all of the Company's employees became employees of Security National. Administrative functions previously performed by the Company are now being furnished to the Company by Security National pursuant to the terms of the Agreement. These functions and services include accounting, financial reporting, actuarial, policyholder services, underwriting, data processing, legal, building management, marketing, and investment services.

         In exchange for administrative services and personnel provided by Security National to the Company, the Company pays Security National $250,000 per month (or $3.0 million per year) as long as the Company's capital and surplus exceeds $6 million. If the Company's capital and surplus falls below $6 million, the service fee is reduced to zero unless the parties agree otherwise and such agreement is approved by the Florida Department of Insurance. The fee may be increased, beginning on January 1, 2001, to reflect increases in the Consumer Price Index. For informational purposes, the Company expended higher amounts of $3.60 million in general and administrative expenses now covered by the Administrative Services Agreement in 1994, $3.286 million in 1995, $3.577 million in 1996, and $3.233 million in 1997.

         The language contained in the Administrative Services Agreement states that the agreement will remain in effect for an initial term expiring on December 16, 2003. The term of the agreement may be automatically extended for additional one-year terms unless either the Company or Security National shall deliver written notice on or before September 30 of any year stating to the other its desire not to extend the term of the agreement. The agreement has been extended from December 16, 2003 to December 16, 2004 pursuant to this language.

         On December 28, 1998, Southern Security also entered into a loan funding and fee agreement with its affiliate, Security National Mortgage Company, which originates mortgage applications which meet the guidelines of certain government agencies and private investors. Under the terms of this agreement, the Company agreed to fund qualifying loans for Security National Mortgage Company to be sold to the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Government National Mortgage Association, including certain private investors. The Company accumulates these loans in short-term investments (typically for no more than 90 days) until the loans total the minimum amount required for sale.

         The business of Southern Security is not seasonal in nature and is not dependent on the sources and availability of raw materials. The Company has not spent a material amount of money during the last several years on research and development activities. The business of the Company is not dependent upon a single customer or a few customers, and no material portion of the Company's business is subject to renegotiation of profits or termination at the election of governmental entities.

Reinsurance Activities
----------------------

         Southern Security reinsures or places a portion of its insured risks with other insurers. Reinsurance reduces the amount of risk retained on any particular policy and, correspondingly, reduces the risk of loss to the Company, thus giving it greater financial stability. Reinsurance also enables the Company to write more policies and policies in larger amounts than it would otherwise consider prudent. On the other hand, reinsurance potentially reduces earnings, since a portion of the premiums received must be paid to the insurers assuming the reinsured portion of the risk.

         The  Company  currently  cedes  its new  reinsurance  to  Businessmen's
Assurance Company and the Reinsurance Company of Hanover, both of which are unaffiliated reinsurers. The Company also has reinsurance agreements with Mega Life and Security National Life. Under the terms of the reinsurance agreements, the Company cedes all risks in excess of the Company's current retention limits. The Company currently retains a maximum of $75,000 on any one life and lesser amounts on substandard risks. Reinsurance for policy amounts in excess of the Company's retention limits is ceded on a renewable term basis, under which the amount reinsured normally decreases annually by the amount of increase in the policy reserve. In addition, the Company has coinsurance agreements with several insurers, under which premiums are shared based upon the share of the risk assumed.

         The Company remains directly liable to policyholders for the full amount of all insurance directly written by it, even though all or a portion of the risk is reinsured. Reinsurers, however, are obligated to reimburse the Company for the reinsured portion of any claims paid. Consequently, if any reinsurer becomes insolvent or is otherwise unable to make such reimbursement, the Company would suffer an unexpected loss. The Company has no reason to believe that any of its reinsurers will be unable to perform their obligations under existing reinsurance agreements.

Competition
-----------

         The  industry  in  which   Southern   Security  is  engaged  is  highly
competitive. There are in excess of 544 life insurance companies licensed in Florida, where a substantial amount of the Company's premium income is produced, and there are comparable numbers of insurance companies licensed in the other states in which the Company conducts business.

         Many of the Company's competitors have been in business for longer periods of time, have substantially greater financial resources and larger sales organizations, and have broader diversification of risks. A large number of the Company's competitors engage in business in many states and advertise nationally, while the Company conducts business only on a regional basis. The Company is not a significant factor in the life insurance industry in any state where it conducts business.

Regulation
----------

         The states in which Southern Security is licensed to do business all require that insurers secure and retain a license or a certificate of authority based on compliance with established standards of solvency and demonstration of managerial competence. The Company, like other life insurers, is subject to extensive regulation and supervision by state insurance regulatory authorities. Such regulation relates generally to such matters as minimum capitalization, the nature of and limitations on investments, the licensing of insurers and their agents, deposits of securities for the benefit and protection of policyholders, the approval of policy forms and premium rates, periodic examining of the affairs of insurance companies, the requirement of filing annual reports on a specified form, and the provision for various reserves and accounting standards.

         For reporting to state regulatory authorities, the Company is required to establish policy benefit and other reserves that are calculated in accordance with statutory requirements and standards of actuarial practice and established at amounts which, with additions from premiums to be received and assumed interest on policy reserves compounded annually, are believed to be sufficient to meet policy obligations as they mature.

         The Company is subject to risk-based capital guidelines established by statutory regulators requiring minimum capital levels based on the perceived risk of assets, liabilities, disintermediation, and business risk. As of March 31, 2004, the Company exceeded these regulatory criteria.

Accounting Policies
-------------------

         The financial statements for Southern Security summarized in this valuation report have been prepared by the Company in conformity with U.S. generally accepted accounting principles (GAAP), which vary from reporting -practices prescribed or permitted by insurance regulatory authorities.

         In accordance with GAAP, premiums and considerations received for interest-sensitive products such as universal life insurance and ordinary annuities are reflected as increases in liabilities for policyholder account balances and not as revenues. Revenues reported for these products consist of policy charges for the cost of insurance, administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances. Surrender benefits paid relating to these products are reflected as decreases in liabilities for policyholder account balances and not as expenses. The Company receives investment income earned from the funds deposited into account balances, a portion of which is passed through to the policyholders in the form of interest credited. Interest credited to policyholder account balances and benefit claims in excess of policyholder account balances are reported as expenses.

         Premium revenues reported for traditional life insurance products are recognized as revenues when due. Future policy benefits are recognized as expenses over the life of the policy by means of the provision for future policy benefits.

         The costs related to acquiring new business, including certain costs of issuing policies and other variable selling expenses (principally commissions), defined as deferred policy acquisition costs, are deferred, capitalized and amortized, rather than being charged as expenses to operations when incurred. For traditional life products, these costs are amortized over the premium-paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumption used for computing liabilities for future policy benefits, and are generally "locked in" at the date the policies are issued.

         For interest-sensitive products, these costs are amortized generally in proportion to expected gross profits for surrender charges and investment, mortality, and expense margins. This amortization is adjusted when the Company revises the estimate of current or future gross profits or margins. For example, deferred policy acquisition costs are amortized earlier than originally estimated when policy terminations are higher than originally estimated or when investments backing the related policyholder liabilities are sold at a gain prior to their anticipated maturity.

         Death and other policyholder benefits reflect exposure to mortality risk and fluctuate from year to year based on the level of claims incurred under insurance retention limits. The profitability of the Company is primarily affected by fluctuations in mortality, other policyholder benefits, expense levels, interest spreads, and persistency. The Company has the ability to mitigate adverse fluctuations through adjustments to credited interest rates, policyholder dividends, or cost of insurance charges.

         The costs of acquiring new business, net of the effects of reinsurance, principally commissions and those home office expenses that tend to vary with and are primarily related to the production of new business, have been deferred to the extent recoverable from future profit margins. As previously mentioned, these deferred policy acquisition costs applicable to traditional life policies are being amortized over the premium-paying period of the related policies in a manner that will charge each year's operations in direct proportion to the estimated premium revenue over the life of the policies. Premium revenue estimates are made using the same interest, mortality, and withdrawal assumptions as are used for computing liabilities for future policy benefits. Acquisition costs relating to universal life policies are being amortized in relation to the incidence of expected gross profits over the life of the policies. Gross profits for universal life contracts consist of revenue representing policy charges for the cost of insurance, administration of the contracts, and surrender charges plus investment income less expenses for interest credited to policyholder account balances, policy administration expenses, and expected benefit payments in excess of policy account balances. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available for sale.

         Amortization of deferred policy acquisition costs for interest-sensitive products is dependent upon estimates of current and future gross profits or margins on this business. Key assumptions include the following: (i) yield on investments supporting the liabilities; (ii) amount of interest or dividends credited to the policies; (iii) amount of policy fees/charges; (iv) amount of expense necessary to maintain the policies; and (v) amount of death and surrender benefits and the length of time the policies will stay in force. These estimates, which are revised periodically, are based on historical results and Company management's best estimate of future expenses.

         The Company has performed tests concerning the recoverability of deferred acquisition costs. These methods include those typically used by many companies in the life insurance industry. Further, the Company conducts a sensitivity analysis of its assumptions that are used to estimate future expected gross profits, which management has used to determine future recoverability of deferred acquisition costs.

         Reserves for future policy benefits for traditional life insurance products requires the use of many assumptions, including the duration of the policies, mortality experience, expenses, investment yield, lapse rates, surrender rates, and dividend crediting rates. These assumptions are made based upon historical experience, industry standards, and a best estimate of future results and, for traditional life products, include a provision for adverse deviation. For traditional life insurance, once established for a particular series of products, these assumptions are generally held constant.

         The universal life products the Company sells have significant policy initiation fees (front-end load), which are deferred and amortized into revenues in proportion to the estimated expected gross profits from surrender charges and investment, mortality, and expense margins. The same assumptions that impact deferred acquisition costs would apply to this unearned revenue.

         Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income, which is included in stockholders' equity after adjustment for deferred income taxes and deferred acquisition costs related to universal life products.

Legal Proceedings
-----------------

         An action was brought against Southern Security by National Group Underwriters, Inc. ("NGU") in state court in the State of Texas. The case was removed by the Company to the United States District Court for the Northern District of Texas, Fort Worth Division. An amended complaint was filed on or about July 18, 2001. The amended complaint asserted that NGU had a contract with the Company wherein NGU would submit applications for certain policies of insurance to be issued by the Company. It was alleged that disputes had arisen between NGU and the Company with regard to the calculation and payment of certain commissions as well as certain production bonuses.

         NGU alleged that it had been damaged far in excess of the $75,000 minimum jurisdictional limits of the federal court. NGU also sought attorney's fees and costs as well as pre- and post-judgment interest. A second amended complaint and a third amended complaint, which included a fraud claim, were filed. A motion was filed by the Company to dismiss the third amended complaint, including the fraud claim. The court denied the motion. The Company counterclaimed for what it claimed to be a debit balance owing to it pursuant to the relationship between the parties (the amount subject to reduction as premiums are received). The Company also sought to recover attorney's fees and costs, as well as punitive damages on three of its causes of action in the counterclaim.

         Following initial discovery, the federal case was dismissed by stipulation. The matter was refiled in Texas state court. The claims of the respective parties are essentially the same as those in federal court, which claims of NGU (estimated to be $2,133,625 through September 30, 2004) include fraudulent inducement relative to entering into a contract, fraud, breach of contract as to commissions and production bonuses as well as policy fees, certain dues and debits of other agents, with attorney's fees and exemplary damages, as well as seeking an accounting with the appointment of an auditor and contesting the interest charges. Certain discovery has taken place, including depositions, since the refiling in state court, and further discovery is in process and is anticipated. The Company filed a motion for partial summary judgment with respect to certain items in the counterclaim, which motion was denied. The Company anticipates filing another motion for partial summary judgment prior to trial. A trial is presently set for October 2004. The Company intends to vigorously defend the matter as well as prosecute its counterclaim.

         The Company is not a party to any other legal proceedings outside the ordinary course of the Company's business or to any other legal proceedings which, if adversely determined, would have a material adverse effect on the Company or its business. To the best of the Company's knowledge, it has no potential or pending contingent liabilities that might be material to the Company's financial condition, results of operations, or liquidity pursuant to product and environmental liabilities.

Risk Factors
------------

         Southern Security management has identified a number of current and/or prospective risk factors which may negatively impact the Company's future operations. The most significant risk factors identified are as follows.

         Legal/regulatory risk is the risk that changes in the legal or regulatory environment in which the Company operates will create additional expenses not anticipated by the Company in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories, or insurance company insolvencies through guaranty fund assessments may create costs for the Company beyond those recorded in the financial statements. The Company seeks to mitigate this risk through geographic marketing of its insurance products.

         Credit risk is the risk that issuers of securities owned by the Company will default or that other parties, including reinsurers, which owed the Company money, will not pay. The Company attempts to mitigate this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance, and by providing for any amounts deemed uncollectible.

         Interest rate risk is the risk that interest rates will change and cause a decrease in the value of the Company's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive, may cause disintermediation, or may cause the Company to not achieve its target interest margins between interest earned on invested assets and interest required to be credited to policyholder account balances. The Company mitigates this risk by charging fees for nonconformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature, the Company would have to sell assets prior to maturity and potentially recognize a gain or loss.

         Other risk factors which Southern Security either is or may potentially be exposed to as identified by management include: (i) heightened competition, including the intensification of price competition, the entry of new competitors, and the introduction of new products by new and existing competitors; (ii) adverse state and federal legislation or regulation, including decreases in rates, limitations on premium levels, increases in minimum capital and reserve requirements, benefit mandates, and tax treatment of insurance products; (iii) fluctuations in interest rates, causing a reduction of investment income or increases in interest expense and in the market value of interest rate-sensitive investments; (iv) failure to obtain new customers, retain existing customers, or reductions in policies in force by existing customers; (v) higher service, administrative, or general expense due to the need for additional advertising, marketing, administrative, or management information systems expenditures; (vi) loss or retirement of key executives or employees; (vii) increases in medical costs; (viii) changes in the Company's liquidity due to changes in asset and liability matching; (ix) restrictions on insurance underwriting based on genetic testing and other criteria; (x) adverse changes in the ratings obtained by independent rating agencies; (xi) possible claims relating to sales practices for insurance products and claim denials; and
(xii) adverse trends in mortality and morbidity.

Management and Employees
------------------------

         Southern Security has no direct employees, nor does it pay any compensation to any of its employees or management team members. Rather, the Company effectively "leases" its employees from its parent, Security National, under the terms of the Administrative Services Agreement between the parties, which has been discussed previously.

         Key management team members of Southern Security and Security National are as follows:

         * George R. Quist, Chairman and Chief Executive Officer. Mr. Quist has been Chairman of the Board and Chief Executive Officer of Southern Security since December 1998. He also served as President of the Company from December 1998 until July 2002. Mr. Quist has also served as Chairman of the Board and Chief Executive Officer of Security National since October 1979, and as its President from October 1979 until July 2002. From 1960 to 1964, he was Executive Vice President and Treasurer of Pacific Guardian Life Insurance Company. From 1946 to 1960, he was an agent, District Manager, and Associate General Agent for various insurance companies. Mr. Quist also served from 1981 to 1982 as President of The National Association of Life Companies, a trade association of 642 life insurance companies, and from 1982 to 1983 as its Chairman of the Board.

         * Scott M. Quist, President, General Counsel, and Chief Operating Officer. Mr. Quist has been President of Southern Security since July 2002, its Chief Operating Officer since October 2001, and its General Counsel and a director since December 1998. In addition, he served as First Vice President of the Company from December 1998 to July 2002. Mr. Quist has also served as President of Security National since July 2002, as its Chief Operating Officer since October 2001, and as its General Counsel and a director since May 1986. From 1980 to 1982, Mr. Quist was a tax specialist with Peat, Marwick, Mitchell & Co. in Dallas Texas. From 1986 to 1991, he was Treasurer and a director of The National Association of Life Companies, a trade association of 642 insurance companies. Mr. Quist has also been a member of the Board of Governors of the Forum 500 Section (representing small insurance companies) of the American Council of Life Insurance. He has also served as regional director of Key Bank of Utah since November 1993. Mr. Quist is currently a director and immediate past President of the National Alliance of Life Companies, a trade association of over 200 life insurance companies.

         * G. Robert Quist, First Vice President and Secretary. Mr. Quist has been a director of Southern Security since April 1999 and its First Vice President and Secretary since March 2002. He has also served as First Vice President and Secretary of Security National since March 2002. Mr. Quist has served as President and a director of Big Willow Water Company since 1987 and as a director of Investors Equity Life Insurance Company of Hawaii since 1987. He has also served as a director and Secretary/Treasurer of the Utah Cemetery Association since 1987.

         * Stephen M. Sill, Vice President, Treasurer, and Chief Financial Officer. Mr. Sill has been Vice President, Treasurer, and Chief Financial Officer of Southern Security since March 2002. He has also been Vice President, Treasurer, and Chief Financial Officer of Security National since March 2002. From 1997 to 2002, Mr. Sill was Vice President and Controller of Security National. From 1994 to 2002, he was Vice President and Controller of Security National Life. From 1989 to 1993, he was Controller of Flying J Inc. From 1978 to 1989, Mr. Sill was Senior Vice President and Controller of Surety Life Insurance Company. From 1975 to 1978, he was Vice President and Controller of Sambo's Restaurants, Inc. From 1974 to 1975, Mr. Sill was Director of Reporting for Northwest Pipeline Corporation. From 1970 to 1974, he was an auditor with Arthur Andersen & Co. Mr. Sill is a director and past president of the Insurance Accounting and Systems Association (IASA), a national association of over 1,300 insurance companies and associate members.

         The directors of Southern Security are George R. Quist, Chairman of the Board and Chief Executive Officer; Scott M. Quist, President, General Counsel, and Chief Operating Officer; G. Robert Quist, First Vice President and
Secretary; Stephen M. Sill, Vice President, Treasurer, and Chief Financial Officer; J. Lynn Beckstead, who is Vice President of Security National and President of Security National Mortgage Company; Charles L. Crittenden, who is the sole shareholder of Crittenden Paint & Glass Company, an owner of Crittenden Enterprises (a real estate development company), and Chairman of the Board of Linco, Inc.; Dr. Robert G. Hunter, who is a practicing physician, Chairman of Surgery at Cottonwood Hospital, and the founder of State Wide E.N.T.
Organization; H. Craig Moody, owner of Moody & Associates, a political consulting and real estate company, and former Speaker and House Majority Leader of the House of Representatives of the State of Utah; and Norman G. Wilbur, who worked for J.C. Penney's regional offices in budget and analysis for 36 years and was Manager of Planning and Reporting for J.C. Penney's stores.

         None of the directors of Southern Security receive any compensation from the Company. However, they are each (with the sole exception of G. Robert Quist) also directors of Security National, the Company's parent, and as such are paid a director's fee by Security National for their services as directors of that firm and its subsidiaries, including service as directors of Southern Security. Messrs. Crittenden, Hunter, Moody, and Wilbur qualify as independent directors of the Company.

Ownership
---------

         As of the June 30, 2004 valuation date, Southern Security had 2,105,235 shares of common stock issued and outstanding. The Company's common stock is traded on the NASDAQ National Market under the ticker symbol "SSLI". As previously mentioned, a 76.7% controlling interest in the Company's common stock (or 1,614,419 shares) is effectively owned by its parent company, Security National (comprised of 406,635 shares or 19.3% of the total shares outstanding owned directly by Security National and 1,207,784 shares or 57.4% of the total shares outstanding by Security National's wholly-owned subsidiary, SSLIC Holding Company, Inc.). The remaining 23.3% of the Company's common stock (or 490,816 shares) is owned by 1,246 other shareholders of record, primarily individuals holding small (in many cases 500 share) blocks of the Company's stock. None of these other shareholders owns as much as 5% of the Company's outstanding common shares.

                JUNE 2004 NATIONAL ECONOMIC OVERVIEW AND OUTLOOK

         Three months ago, in its last Quarterly Economic Review, Value Line pointed out that the U.S. economy was pressing forward strongly as the first quarter of 2004 was drawing to a close. It was also noted that the upturn in the economy was becoming more inclusive, as it had by then broadened to include both the consumer and the industrial sectors. Three months and a succession of key reports since that time have not altered the economic landscape all that much. Indeed, the broad-based improvement in business activity in place at the end of the 2004 first quarter has largely continued during the ensuing three month period. Moreover, most of the key economic trends in place now point to further economic growth during the second half of 2004. The business upturn, in fact, may now be sufficiently strong to encourage the Federal Reserve to vote to raise interest rates shortly.

         The start of the economic recovery, it should be noted, dates back to the fourth quarter of 2001. However, the upturn didn't really get off the ground with any degree of consistency during its first 18 months, since, at the time, there were as many weak links in the recovery chain (i.e., the capital goods markets and the high-tech sector) as strong ones (i.e., housing and retail). The situation then changed abruptly in the second half of 2003, as the combination of sustained high levels of retail spending, a better showing by the capital goods sector, increased federal government expenditures, and lower tax rates helped to produce a sharp increase in the nation's gross domestic product growth.

         Moreover, the momentum built up in the second half of 2003 essentially remains in place at the halfway mark of 2004. In fact, growth has stepped up a bit, as U.S. gross domestic product, which rose by 4.1% in the final quarter of 2003, grew by 4.2% in the first quarter of 2004, in spite of a slowing rate of inventory accumulation. The recent decelerating pace of inventory building is positive for growth going forward, as those inventory pipelines will need to be filled as the economy expands. That should, in turn, lead to higher levels of goods production and a faster rate of gross domestic product growth. Further, since the end of the first quarter of 2004, the flow of economic reports (e.g., data on housing demand, job growth, and manufacturing) has been better than expected, suggesting that economic growth in the second quarter should approximate, or even slightly exceed, the 4.2% rate of gain logged in the opening quarter.

         Gross domestic product growth is projected to average around 4% during the second half of 2004, and then to proceed at a 3.5% - 4.0% pace in 2005. Of course, how aggressively the Fed increases borrowing costs will play a major role in determining the ultimate staying power of the business expansion. At this point, it appears that growth and inflation should remain modest enough through 2005 to keep the Fed from stepping too hard on the monetary brakes. However, that view is not etched in stone. Value Line's longer-range forecast, which takes in the period from 2007 to 2009, calls for gross domestic product growth to average 3.5% to 4.0%, with the caveat being that the inevitable periodic fluctuations in consumer and industrial demand can cause this rate of economic growth to occasionally deviate rather sharply from the overall long-term trend.

         Incorporated within this long-term forecast for the U.S. economy are several assumptions. First, it is assumed that inflation will rise, but not severely enough to lead the Fed to step down too hard on the monetary brakes and thus run the risk of ending the business expansion prematurely. Second, the global economies are expected to follow the lead of the United States higher, but at a slower and less even pace. Third, the ballooning budget deficit is anticipated to slowly work its way lower as the costs of the Iraq war start to recede. However, this forecast makes no allowances for exogenous shocks to the system in the form of terrorist attacks, a major new war, a severe drought, or a further marked rise in oil prices.

         As noted, the U.S. experienced solid economic growth in the first half of 2004, with the latest data on housing, job growth, and industrial production clearly supporting that thesis. The one recent disquieting note was April's moderate decline in retail sales. However, this mild setback, which was largely confined to the auto and general merchandise sectors, is likely temporary in nature. In fact, gross domestic product growth likely exceeded 4% in the second quarter.

         One key to this vigorous growth has been the unyielding support of the Federal Reserve, which has kept interest rates at their lowest levels in a generation. That support may end shortly, however, as the Fed is poised to assume a tighter monetary posture in the next few months. For now, it is anticipated that the Fed rate policy will not be severe enough to throw the business expansion off stride. However, growth could still moderate in the second half of 2004 to 4% or so, and then ease a bit further, to perhaps 3.5% - 4.0% during 2005, as higher interest rates finally start to slow down the residential real estate market. For now, a recession should be avoided in 2005, barring a serious miscalculation by the Fed or exogenous shocks, most notably in the areas of war or terrorism. Value Line's long-term forecast now calls for a 3.5% - 4.0% average annual rate of gross domestic product improvement over the next three to five years.

         Inflation news has turned less positive in recent months. To be sure, pricing pressures are severe in just selective areas, notably on the energy front, where crude oil prices recently surpassed $40 per barrel, a level not seen in over a decade. The lingering war in Iraq, the attacks on oil facilities in that country, and the stepup in global economic activity (particularly in the United States and China) have fueled much of the surge in crude prices. Elsewhere, there has been a rise in the price of certain base metals, notably steel, while the increased pricing power in the hands of Corporate America is now helping companies to pass along the higher costs of production. This increase in pricing power, while a decided plus for corporate profit margins, is nevertheless putting upward pressure on inflation.

         For now, inflationary pressures will likely not intensify on a wide front during the next 12 to 18 months. The prospective rise in interest rates and the sharp increases that have already occurred in oil and gas prices (which act as a transportation tax hike) are expected to put enough of a cap on gross domestic product growth over the next four to six quarters to keep producer price inflation averaging 1.5% - 2.5% and consumer price inflation averaging 2.0% - 3.0% for the remainder of 2004 and all of 2005. Such increases are, for the most part, greater than we've experienced recently, but they should not be sufficient to throw the U.S. economy off stride.

         Three months ago, it was observed that with the stronger pace of economic activity, the Fed might soon be forced to ponder the issue of when and by how much to raise interest rates. At that time, it was believed that the lead bank would start to raise rates by later in 2004 or even possibly hold off until early 2005. The pickup in growth since that time and, more importantly, the rise in inflation have revised that time table markedly. Now, the Fed seems likely to start the prospective succession of rate hikes as early as June 2004. A series of increases, in which short-term rates rise by one to two percentage points over the next 12 to 18 months, possibly will follow. Again, absent a surge in either economic growth or price inflation, it is not anticipated that a sharp enough increase in interest rates will occur to derail the business expansion in either 2004 or 2005.

         The corporate profits picture remains almost universally positive. In fact, the 2004 first quarter earnings season was better than expected, and with demand still strong practically across the board and with pricing power on the rise, an encore would seem in the cards for the second quarter. In all, earnings, which were originally forecast to rise by 12% to 15% in 2004, are now anticipated to increase by a higher 15% to 20% for the year, notwithstanding the Fed's likely adoption of a tighter monetary policy sooner than had been expected. Then, assuming that the Fed's indicated gradual pace of monetary tightening is successful in preventing growth or inflation excesses without throwing the economic expansion off stride, earnings could rise by an additional 10% to 15% in 2005 and by close to a double-digit percentage rate in each of the years leading out to the late decade.

         Worries about higher interest rates, surging oil prices (and their impact on inflation in the near term and the pace of economic growth longer term), the recent escalation in the war in Iraq, and fears of new terrorist actions in the wake of the upheavals abroad all combined to take the wind out of the stock market's sails over the past few months. Indeed, following some nifty further market gains early in the year, the subsequent reversal pushed the leading equity averages into negative territory for the year through mid-May. Moreover, the above concerns are still in place, suggesting that the better economy, the improved earnings outlook, and the modest recent contraction in price-earnings ratios notwithstanding, the stock market is likely to traverse a rather volatile path over the next several months.


Source:  Value Line Investment Survey

                                INDUSTRY OVERVIEW
Industry Profile

         According to the latest available data obtained from A.M. Best Co. Inc., an insurance research and statistical gathering firm, life insurance in force (defined as the aggregate face value of insurers' portfolios) in the United States at year-end 2002 (latest available) totaled $26.6 trillion, up 6.4% from $25.0 trillion a year earlier. Of the amount in force at year-end 2002, term life insurance accounted for 44%; group life insurance, 30%; whole life insurance, 25%; and credit and other life insurance, the remaining 1%.

         Approximately 60% to 70% of U.S. households own some form of life insurance. According to data from A.M. Best, the average ordinary life insurance policy issued in 2002 equaled $119,848, up 4.7% from $114,430 in 2001, but still well below the peak of $133,266 in 2000. Within the overall category of individual life insurance, there are two broad policy types: term life and whole life. Term life provides coverage for a predetermined period: there are no further benefits when the term expires and no buildup of cash value. Whole life provides insurance protection for as long as the policyholder lives. Moreover, these policies have a savings component that increases over time (the buildup of cash value). In recent years, life insurance companies have expanded their whole life product offerings to include different premium payment patterns and cash value investment options. These alternatives include variable life, universal life, and variable universal life.

         Although there were approximately 1,500 life insurance companies in business in the United States at the end of 2002, the life insurance market (particularly for "traditional" life insurance products) is dominated by a handful of insurers. According to A.M. Best, the country's three largest life insurers - Metropolitan Life Insurance Co., American International Group, and Prudential Insurance Co. of America - accounted for 20% of the industry's total admitted assets at year-end 2002 of $3.37 trillion (Metropolitan with $225.0 billion, American International with $233.7 billion, and Prudential with $205.7 billion). The top ten companies accounted for 46% of admitted assets. Admitted assets are the assets of an insurer that regulators include when they assess an insurer's financial condition. Such assets are highly liquid; i.e., they are easily converted into cash.

How the Industry Operates
-------------------------

         The life insurance industry is being transformed by ongoing competitive pressure from banks and other financial intermediaries. At one time, life insurers provided only one thing: financial remuneration in the event of a policyholder's death. Today, they provide an array of financial services and play an integral role in many people's financial planning, including complex areas such as tax, retirement, and estate planning.

         In its simplest form, however, life insurance is still a business of shared risk. Insurers collect premiums from policyholders, invest those premiums, and share some of that income with policyholders in the form of a policy dividend, income from an annuity, or through a policy's cash value. Eventually, insurers give policyholders some sort of financial reimbursement, either upon the policyholder's death or when a policy or an annuity matures.

         A life insurance company's ownership can take one of two basic forms: that of a publicly held stock insurance company, or that of a mutual insurance company owned by policyholders. In addition, a company can be structured as a hybrid mutual holding company.

         Stock insurance companies, as their name implies, are owned by shareholders who can buy or sell shares in the public stock market. The capital of a stock insurance company is called shareholders' equity. Since these companies are publicly held, they are required to file quarterly financial reports with the Securities and Exchange Commission (SEC). Thus, obtaining timely financial information about these companies is relatively easy.

         Mutual insurance companies, in contrast, are owned by their policyholders. A mutual insurance company's capital is called policyholders' surplus. Because these companies are owned by their policyholders, they aren't required to publicly disclose financial information. Although some mutual insurers distribute financial information to policyholders, obtaining timely financial data about mutual life insurers can be difficult for analysts and other interested parties. This used to be a problem when mutual companies dominated the upper echelons of the life insurance industry. However, in the wake of numerous high-profile demutualizations - including those by Metropolitan Life, Nationwide Group, and Prudential Financial - only two of the top ten life insurers in the United States - New York Life Group and Northwestern Mutual Group - were mutual companies as of April 8, 2004.

         In some instances,  life insurers have formed mutual holding  companies
(MHCs) to combine the benefits of a mutual ownership with those of public ownership. In this case, the holding company remains in the hands of policymakers while shares in the life insurance subsidiary are sold to the public. The arrangement can lead to conflicting priorities, however, as management seeks to please policyholders, who prefer that the company remain fiscally sound and able to pay benefits, while also satisfying shareholders, who prefer growth and dividends. Most recently, however, insurers looking to demutualize have usually opted for full demutualization, which is a more streamlined process. In addition, it is believed that for at least some companies, worries that the market would not be particularly receptive to the hybrid MHC format played a role.

         Based on a survey of 1,015 U.S. stock and mutual life insurance companies conducted by A.M. Best, the life insurance industry's total revenues rose by 6.0% to $697.4 billion in 2002 (latest data available) from $657.6 billion in 2001, following a 15% decline from $773.2 billion in 2000.

         Insurers derive revenues from two main sources: premiums and investment income. Premiums (including revenues from annuity considerations) increased to $506.6 billion in 2002, up 6.8% from $474.3 billion in 2001. Investment income rose by 1.5% in 2002 to $140.3 billion, from $138.2 billion in 2001.

         Total expenses for the industry increased by 6.0% to $654.1 billion in 2002, from $616.9 billion in 2001, following a 14.7% decline from $723.0 billion the previous year. The largest single expense component was benefits. During 2002, benefits paid to policyholders and annuitants declined by 1.0% to $351.3 billion, from $354.2 billion in 2001. Included in benefits are death benefits, annuity benefits, disability benefits, and accident and health benefits. However, the largest component is surrender benefits, which are paid out to policyholders when they relinquish their policies for their cash surrender value. During 2002, surrender benefits decreased by 4.1% to $174.5 billion, from $181.9 billion in 2001. Like most other companies, insurers also incur various operating expenses such as staff salaries, insurance, licenses and fees, and other overhead costs.

         Additionally, insurers bear expenses related to deferred and uncollected premiums, transfers to variable and separate accounts, and other industry-specific costs. After subtracting these expenses from revenues, pre-tax operating profits for the industry increased by 6.2% to $43.3 billion in 2002, from $40.7 billion in 2001. During the prior year, pre-tax operating profits had declined by 18.9% from the 2000 figure of $50.2 billion. After paying policyholder dividends and federal income taxes, net income (including realized investment gains or losses) for the 1,015 life insurers in the A.M. Best study declined by more than 62% to $4.3 billion in 2002, from $11.4 billion in 2001. The primary driver of the decline was a sharp rise in net realized capital losses.

Accounting Methodologies
------------------------

         There are stated ways of classifying the assets owned by life insurance companies: as admitted assets, separate account assets, and troublesome assets. Admitted assets are those that the state insurance regulators include when determining an insurer's financial condition. They're usually the most liquid, or most easily converted into cash. Assets such as office equipment and past-due accounts receivable are two examples of assets that would be excluded from an insurer's tally of admitted assets. The life insurance industry's total admitted assets rose to nearly $3.4 trillion at December 31, 2002, a 3.4% increase from the 2001 year-end figure of $3.3 trillion.

         Because insurers must be able to pay policyholder claims promptly, they maintain the vast majority of their assets in investments that have a high degree of liquidity. As a result, invested assets constitute the largest portion of an insurer's asset base. Invested assets of the life insurance industry equaled $2.3 trillion at December 31, 2002, or more than 68% of total admitted assets. This figure represented a 9.9% increase from year-end 2001 invested assets of $2.1 trillion (or 64% of admitted assets). Of the year-end 2002 invested asset total, bonds constituted 74%, followed by mortgage loans and real estate (12%), cash and short-term investments (4%), and common stocks (3%). The remaining 7% of invested assets were in preferred stocks, cash, and other investments.

         As their  name  implies,  separate  account  assets are held apart from
other  assets  in  the  insurer's  investment  portfolio.   These  accounts  are
established by insurers primarily to fund certain annuity and investment-oriented life insurance accounts (i.e., accounts where the policyholder or annuitant bears most of the investment risk). By segregating these assets, an insurer is not restricted by state laws that mandate how the assets in an insurer's general account are invested. As a result, a particular insurer's separate account portfolio may be overweighted with common stocks or real estate compared with the overall industry standard.

         After several years of very robust growth, separate account assets began to decline in 2000. At December 31, 2002, separate account assets for the life insurers in the A.M. Best study totaled $958.4 billion, down from $1.07 trillion at year-end 2001 and $1.14 trillion in 2000. Separate account assets declined fractionally during 2000, but grew by 24% annually in both 1999 and 1998.

         Since they first came into existence in the 1960s, when life insurers used them to fund pension accounts, separate account assets have grown more rapidly than the overall life insurance industry's total admitted assets. According to A.M. Best statistics, the compound annual growth rate for life insurers' separate account assets was 17.7% for the period from 1985 to 1990, versus 9.7% for total admitted assets. The gap in growth rates widened in ensuing years. Between 1990 and 1995, the compound annual growth rate for separate account assets was 22.7%, versus 8.8% for total admitted assets; for the 1995-2000 period, growth rates were 19.9% and 8.3%, respectively.

         This growth was fueled by burgeoning annuity- and pension-related sales, as insurers competed with other financial intermediaries for consumers' savings dollars. However, this change in product mix also entailed a shift in investment risk, with policyholders assuming more of the burden. For insurers, the tradeoff has been a narrowing of profit margins, because most of the upside potential from these investments is passed along to the consumer. However, as results for the 2000-2002 period indicated, this torrid rate of growth waned; the reasons included a slowdown in growth of the products backed by these assets, coupled with mediocre investment returns from the assets. However, the rebound in equity markets in 2003 and 2004 to date will likely boost demand and sales for these equity-linked products.

         Troublesome assets are defined as invested assets that decline in value while in the ownership of an insurance company. Of course, insurers strive to avoid this, but it happens. Perhaps the most troublesome asset class for life insurers in the past has been mortgage loans and other real estate holdings. However, in the wake of a number of high-profile telecom and media company bankruptcies, there will likely be a rise in fixed-income troublesome assets. Evidence of this trend can be seen in the writedowns a number of life insurers took to their fixed income portfolios in 2003.

         In the early and mid-1980s, many life insurance companies began enlarging their real estate holdings, spurred by the need to improve their investment returns in a declining interest rate environment. When the commercial real estate market imploded in the late 1980s, however, many insurance companies were stuck holding nonperforming assets. After reaching a peak of more than 27% of invested assets at year-end 1986, real estate and mortgage holdings trended downward as a percentage of invested assets, as insurers sought to reduce their holdings of this once-troubled asset class. More recently, however, amid more favorable real estate market conditions, a number of companies have increased their real estate holdings. Together, mortgage loans and other real estate holdings accounted for about 12% of invested assets at year-end 2002.

         Mortgage and real estate portfolios vary widely among insurers: many life insurers hold little or no real estate, while others are laden with it. Typically, the firms with the largest holdings (on an absolute basis and in relation to their capital bases) have tended to be those with sizable pension- or annuity-related books of business.

         Insurers derive funds for investment from three primary sources: policy reserves, the liability for unearned premiums and deposited funds, and separate account liabilities. Policy reserves, which are the funds set aside to pay future claims, are by far the largest liability on an insurer's books; for the companies in the A.M. Best survey, they totaled slightly less than $1.7 trillion at December 31, 2002, or about 53% of the industry's total liabilities of roughly $3.2 trillion.

         The liability for deposit-type contracts (such as annuities) equaled $256.3 billion at December 31, 2002, or 8.1% of life insurers' total liabilities. The liability for separate account funds totaled $956.0 billion at year-end 2002, or about 30% of total liabilities. Capital and surplus at year-end 2002 totaled $194.6 billion, up 4.8% from the year-earlier level of $185.7 billion.

         Because loss reserves are the largest component of an insurer's liabilities, they have the greatest impact on its financial results. A life insurer's prosperity depends largely on its ability to quantify the ultimate cost of claims from the risks that it assumes. If an insurer's reserve levels are too high - that is, if it has set aside too much money to pay future claims
- profits will appear lower than they actually are. Consequently, an insurer may raise its rates unnecessarily because it believes its premium rates are not high enough to cover losses.

         Conversely, if reserves are too low, profits will be inflated and an insurer may lower its rates. Moreover, inaccurate reserve levels will ultimately have to be adjusted once losses develop. These accounting adjustments may make the insurer's financial position seem erratic and unstable. Reserving for losses and setting premium levels involves estimating the ultimate value of future claims. This quantifying process, however, is extremely difficult. Forecasts of future losses are subject to a number of variables, including but not limited to real economic growth, inflation, interest rates, and sociopolitical events, including judicial rulings.

         Many insurers report their financial results using two types of accounting principles. For results submitted to regulators, insurers use statutory accounting principles (SAP). For results given to investors, they use generally accepted accounting principles (GAAP). However, many analysts also use SAP financial statements when they evaluate an insurer.

         The primary difference between the two accounting systems lies in a concept known as the matching principle. Under GAAP accounting, expenses are supposed to be charged to the period in which they were used to generate revenues. Under SAP accounting, expenses are recognized immediately.

         This means that under SAP accounting, expenses associated with writing an insurance policy - such as commissions and other underwriting expenses - are immediately deducted from income. Under GAAP accounting, these same charges are treated as assets - referred to as "deferred policy acquisition costs" - and are amortized over the insurance policy's life.

         Hence, under the more conservative SAP method (which emphasizes a company's solvency), income and surplus tend to be lower than under the GAAP method (which emphasizes a firm's ongoing profitability). Because regulators are primarily concerned with an insurer's solvency and its concurrent ability to meet policyholder obligations, they tend to scrutinize a company's financial statements using statutory accounting principles. Investors, however, are usually more interested in an insurer's ability to earn a profit. They tend to view an insurer's financials using GAAP figures.

Types of Life Insurance Products
--------------------------------

         Life insurance products are available with a variety of coverage options and terms. Still, the following general types of products constitute the bulk of life insurance sales. Whole life policies combine a death benefit with a forced savings plan. Premium levels remain constant: a policyholder effectively overpays during the early years of his or her coverage, when the risk of death is relatively low. The interest earned on that overpayment goes to build the policy's cash value, against which money may be borrowed at a relatively low interest rate. A whole life policy also carries a surrender value. This is the amount available in cash upon voluntary termination of the policy by its owner before it becomes payable, which would normally occur upon the policy's maturity or the policyholder's death. The death benefit is exempt from income taxes.

         A variant of this product, called endowment insurance, provides a death benefit plus cash accumulation. The cash accumulation is payable either to the policyholder at the maturity date or to the beneficiaries upon the policyholder's death.

         According to data obtained from A.M. Best, U.S. sales (or new policies issued) of whole life and endowment life amounted to $548.7 billion in 2002, or about 19% of the more than $2.9 trillion of all new policies issued in 2002. This represented a 6.2% decrease from 2001 sales of $584.8 billion. Whole life policies contain a savings feature, so they compete with other investment vehicles (such as bank certificates of deposit and mutual funds) for consumers' savings dollars. Of course, competition from banks and brokerage houses is nothing new. However, the distinctions that once separated the life insurance industry from the banking and securities brokerage industries have faded over the past ten years. They will likely continue to erode in the aftermath of the late 1999 repeal of the Glass-Steagall Act, the 1933 law that established high barriers between banking and securities businesses.

         Consequently, the life insurance industry's traditional product offerings have been sorely tested. During the late 1970s and early 1980s, high inflation and rising interest rates prompted customers to terminate their policies in droves. At that time, conventional whole life policies yielded a mere 5% on their savings feature, while new money market funds were paying upwards of 15% interest. This discrepancy led insurance buyers to shift to less expensive (and, for the insurer, lower margin) term insurance and to invest their savings elsewhere at higher rates.

         To stem the tide of policy terminations in the wake of rising interest rates, underwriters scrambled to devise new ways to attract and keep customers' whole life insurance dollars. One result was the creation of two new types of insurance policies: universal life and variable life.

         Introduced in 1979, universal life policies combined a term life insurance policy with a savings feature that offered interest rates comparable to those of money market accounts. Universal life insurance policies let a policyholder vary the amount of his or her premium, the amount allotted to the death benefit, and the policy's investment portion. In addition, the policy's cash value can be used to subsidize premium payments. Universal life also provides the same federal income tax advantages as whole life: the death benefit is exempt from income taxes. If the policy is surrendered, the cash value of the "inside buildup" is taxable only if that buildup and the dividends used to buy more coverage exceed the total amount paid in premiums.

         Variable life is a relatively recent product innovation which is even more investment-oriented than universal life. Variable life lets the policyholder choose among alternative investment vehicles, including stock funds, corporate or government bond funds, and money market accounts. These policies typically offer fixed premiums and a minimum death benefit. Variable life policies entail some risk to the policyholder, because the face value of the investment portfolio fluctuates with the selected fund's performance. And unlike universal life insurance, variable life policies do not guarantee a minimum return on the inside buildup of cash value.

         Still another product - universal variable life insurance - combines the premium flexibility of universal life with a death benefit that changes according to the investment performance of the underlying assets.

         As its name implies, term life insurance is life insurance that remains in effect for a set time period, or a set term, such as five or ten years. If the policyholder survives during that period, the policy coverage ceases. Unlike a whole life policy, term life insurance does not build up any cash or forfeiture values. Consequently, it's usually the least expensive type of life insurance coverage available.

         According to A.M. Best, term life insurance accounted for approximately 42% of all new life insurance issued in 2002, or about $1.2 trillion of the more than $2.9 trillion of new policies issued that year. That represents an 18.8% increase from the 2001 term insurance volume of $1.01 trillion.

         Group life is life insurance coverage provided under a group or association program that provides each plan participant with life insurance by issuing a certificate to a master plan contract. Most of these plans are provided by corporations to their employees, but sponsors can also include associations, fraternities, and the like. Group life policies usually consist of annual renewable term policies. By comparison, "ordinary" life insurance sales are made to individuals rather than to a group representative. According to A.M. Best, group life insurance sales equaled roughly $1.01 trillion in 2002, or approximately 35% of all new life insurance issued that year. This represented an almost 12% decline from sales of $1.15 trillion in 2001.

         The "other life insurance policies" category comprises credit life insurance and industrial life insurance. Credit life insurance, which accounted for most of this segment's policies, is term life insurance designed to cover the repayment of a loan, installment purchase, or other financial obligation. Industrial life insurance is a relatively low-value form of life insurance whereby the premium is collected by the salesperson at the home of the insured on a weekly or monthly basis. This type of life insurance is also known as home service life insurance. Together, sales of credit life insurance and industrial life insurance totaled approximately $120.4 billion in 2002, down 26% from $161.6 billion in 2001; such insurance accounted for slightly more than 4% of new policies issued in 2002.

         An annuity is an insurance contract that provides for a series of payments to the annuity holder, also called the annuitant. These payments may begin at once (as is the case with an immediate annuity) or at some future date (with a deferred annuity). During the time before the commencement of benefit payments (referred to as the accumulation period), money deposited in an annuity earns income on a tax-deferred basis. After withdrawals begin, the remaining balance continues to be tax-deferred; money that is paid out - or annuitized - is taxed.

         In exchange for this tax deferment, investors give up liquidity, or easy access to their money. Surrender charges, expenses, and certain tax penalties ensue if investors withdraw funds before an annuity matures. Nevertheless, the tax-deferred buildup of assets has been a primary attraction for investors. In addition, while investors can contribute only limited amounts to tax-deferred individual retirement accounts (IRAs), 401(k)s, and similar accounts, they can put as much as they want into annuities. For insurers, selling annuities has been a profitable undertaking in recent years.

         Annuities can be structured in a variety of ways. Fixed annuities offer a guaranteed interest rate that will be paid on the principal amount deposited in the annuity. Under a variable annuity, in contrast, the level of investment income isn't guaranteed: it can fluctuate depending on the investment results and income earned on assets that are held in a separate account for the annuitants' benefit.

         Other types of annuities also fit within these broad categories. Flexible-premium deferred annuities give the contract holder the option of making periodic (usually monthly) premium payments during the accumulation period. This is in contrast to single-premium annuities, in which premiums are paid in one lump sum at the outset. Single-premium annuities are available with either an immediate or a deferred payout option.

         During the early 1990s, declining interest rates helped to propel sales of fixed annuities, creating a boon for insurers. According to A.M. Best, individual annuity premiums totaled $71.7 billion in 1990, up 13% from $63.4 billion in 1989. During periods of declining interest rates, when returns on money market accounts and certificates of deposit are falling, fixed annuities are popular because investors can "lock in" a set interest rate. In the fixed annuity marketplace, insurers primarily compete based on credited interest rates, which is the rate they're willing to pay on the principal deposited in an annuity.

         As soon as interest rates begin to stabilize, however, investor interest returns to variable annuities. Individual variable annuity premiums jumped to almost $17 billion in 1992 from just less than $9 billion in 1991, according to A.M. Best. This surge was most likely attributable to investors' desire to capture some of the more stock market-like returns available under these variable-rate products. After peaking at $31 billion in 1993, variable annuity premiums began to slip as uncertain equity market conditions forced investors back into safer investment havens.

         By 1995, equity markets began to strengthen. Yet, unlike prior market escalations, investors did not immediately rush back into the variable annuity market. Variable annuity premiums totaled $27.9 billion in 1995, down 8.8% from $30.6 billion a year earlier. However, by 1997, investors began flocking to variable annuities, and sales growth continued in 1998 and 1999. According to data from The VARDS Report, published by financial services research firm Finetre Corp., variable annuity sales jumped by 23% between 1998 and 1999, from $99.8 billion to $122.9 billion. Sales slowed somewhat in 2000, rising by 11.9% to $137.2 billion, and declined to $112.8 billion in 2001. Sales then inched upward by just under 2% in 2002, to $115.0 billion. However, a rebound in the equity markets in 2003 helped produce a 9.6% increase in variable annuity sales, which totaled $126.0 billion during the year.

         There has been a great deal of publicity over the competition from banks entering the annuity marketplace. However, the threat to insurance companies from brokerage houses is potentially greater, particularly as the lines that separate insurance from investment products continue to blur. Because of their tax-deferred status, insurance company annuities - both fixed and variable - will continue to be an important vehicle in many individuals' savings and retirement plans. A particularly attractive target market for annuities is the baby boom segment of the U.S. population.

Distribution
------------

         Life insurance and annuity products are distributed primarily through a direct-selling system or through an agency system. A third channel, the Internet (in the form of both insurer and aggregator Web sites), has accounted for only a small portion of sales and is used particularly for term insurance. Banks and brokerage companies have accounted for a growing proportion of annuity sales, facilitated by sales agreements with insurers.

         In a direct-selling distribution system, the insurer (sometimes referred to as a direct writer) deals individually with the insured, or customers, through its own employees. A number of marketing techniques are used within this distribution framework, including direct response (the sale of policies directly to consumers using direct mail, mass mailings, and cable and/or television advertising) and sales through company-run agencies. Home service, which is on the decline, is another means of directly marketing insurance products. Here, insurance company representatives collect premiums on an installment basis (usually monthly or even weekly) by going in person to the homes of the insured.

         Under an agency system, the insurance company contracts with outside parties, or agents, to sell its policies in exchange for a commission. Agents may be "captive" to a particular insurer, selling only that insurer's policies. Agents may also be independent, offering an array of policies from various insurance companies.

         While each sales channel has advantages and disadvantages, the tradeoff for an insurance company is cost versus control. A direct-selling system may be expensive to establish and operate, but it gives the insurer control over the distribution process. Conversely, the agency system reduces the amount of control an insurer has over every aspect of the distribution system, but it usually offers the insurer an established network through which it can distribute its products. Many factors determine which kind of distribution method is best to use.

         In addition to the resources an insurer must devote to distribution, its product mix will likely have a major influence on the type of distribution it employs. For example, a life insurer that sells simple, low-value term insurance could easily offer its products through various direct-response channels. In contrast, a company whose products are investment-oriented may need to use a full-service agency sales force.

         One factor driving consolidation in the life insurance market is the need to cut costs in order to maintain profit margins as revenue growth slows and product mix shifts to more narrowly margined fee-based products. The imperative to boost revenue growth and profit margins has forced many insurers to re-evaluate their distribution channels. Faced with growing competition, insurers are revamping the way they deliver products to consumers.

         Among the important shifts in distribution channels, banks and other financial services firms have generated an increasing share of insurance product sales. This is especially true in the annuity marketplace, one of the few areas of growth in the insurance business. Back in the days before securities brokers and banks started to sell insurance, life insurers prospered by selling policies through an agency system. Establishing an agency network was costly, but necessary: the conventional wisdom was that life insurance was sold, not bought. If consumers had to be convinced that they needed life insurance, who better to do this than a friendly insurance agent who could sit down face-to-face with a prospective client and explain the benefits of purchasing a life insurance policy.

         Today, the scene is more complex. Some forms of life insurance require higher levels of service than others, and banks and brokerage houses have been adept at providing such service. Indeed, these companies have made major inroads into life insurers' turf by becoming more effective distributors of insurance and annuities. They had pre-established efficient distribution networks through their branch systems or networks of brokers. Moreover, these distribution channels have long recognized what many life insurers have yet to acknowledge - that most life insurance is a commodity. As such, it must be marketed primarily based on price. Companies that deliver this product to consumers in the most cost-effective manner will thrive.

         Work site marketing is the process whereby an insurer will offer its products or services to a group of employees at their place of work. Typically, these offerings are made via the client company's Web site and/or through direct mailings sent to employees either at their home or office. Direct, face-to-face solicitation of employees is not typical in this type of situation. However, follow-up contacts, either to administer a policy or conduct prescreening tests, are possible. A broad array of products is offered, including homeowners' and auto insurance, dental coverage, long-term care, and supplemental life insurance. Savings and retirement products may also be offered.

         For the client company, this type of marketing situation enables them to "offer" these choices to their employees. There is an appearance of an enhanced benefit package without added benefit costs for the employer. By offering these services, the employer is also able to help its employees juggle work/life issues.

         For the employee, there is an element of convenience with being able to purchase these products and services at work, and often without sitting through a presentation by an insurance sales representative. Moreover, there is an implied endorsement being provided by the client company that may give the employee an added sense of comfort. In essence, some of the screening has already been done. For insurance companies, this type of marketing is a very productive use of resources. Marketing through this channel offers an insurer the potential to quickly achieve economies of scale and (in some cases) a favorable mix of underwriting risk by insuring (presumably) younger, healthier workers.

         The rise in popularity of this marketing channel can be seen in some recent life insurance sales numbers released by Eastbridge Consulting Group, a financial services consulting firm. According to data reported by Eastbridge, sales of life insurance products accounted for 22% of total work site insurance products in 2001. Some other trends noted by Eastbridge include a shift in the composition of the work site market toward professional and managerial employees employed by large corporations, and away from blue-collar and lower-level employees and those affiliated with smaller organizations. It is estimated that this marketing channel will continue to grow in importance and will further divide the insurance industry into those that are able to capitalize on these trends and those that will lag behind.

         As mentioned, life insurers use a variety of distribution channels, including the agency system, home service, and direct response. Following the rapid growth in annuity markets in the 1990s, a major proportion of life insurance industry sales came to be conducted by banks and brokerage firms. In addition, the Internet represents a promising and growing distribution market.

         An agent acts as the insurer's representative in negotiating, selling, and servicing life insurance policies. Agents may be either independent (offering products from many insurers) or captive (employees of a particular insurer). Some insurers use managed general agents, who have broader powers than regular agents. In addition to selling policies, managed general agents may be involved in marketing, underwriting policies, and supervising other agents.

         Also called industrial life insurance, home service life insurance represents only a small portion of the industry's business. Home service involves actually collecting premiums for policies, either on a weekly or monthly basis, at the home of the insured. This type of service is costly and not very efficient.

         Of the various channels, the direct response method is the most cost-effective. Under such a system, employees of the insurance company deal directly with potential clients through telephone solicitations, mass mailings, or television advertisements. Some insurers have turned to direct response distribution channels to make their distribution systems more cost-effective.

         Finally, numerous insurers have turned to the Internet to market their products. Virtually every insurer has a Web site, from which a consumer may access product information, learn how to file a claim, or find the name of an agent. So far, alternative distribution channels such as direct response and the Internet have been used mostly for the sale of term life insurance. They have had some degree of success with that product because term life insurance is fairly simple to understand and the most commodity-like.

Regulation
----------

         Regulation of the life insurance industry is done on a state-by-state basis. All 50 U.S. states and the District of Columbia have an elected insurance commissioner. Each state grants operating licenses to insurers, giving them permission to conduct business within its borders. State regulators serve three primary functions. First, they monitor the financial condition and claims-paying ability of companies operating in their state. Second, they serve as consumer "watchdogs", ensuring that policyholders aren't overcharged or discriminated against. Finally, regulators try to ensure that essential coverage is readily available.

         The state also must approve insurance products and license qualified agents to sell them. Insurance agents, including individuals that work for banks or brokerage firms, must pass a comprehensive state test to be licensed to sell insurance. In most states, agents must pursue continuing education in order to maintain their license.

         The activities of the insurance commissioners are coordinated under a national organization, the National Association of Insurance Commissioners
(NAIC), which was founded in 1871 as the National Convention of Insurance Commissioners. One of the organization's first actions was to formulate uniform accounting procedures. Today, one of the NAIC's main functions is to develop and improve insurance reporting and accounting standards and practices in an attempt to enhance state regulators' knowledge of the financial condition of the insurers in their state.

         Every year, insurance companies are required to file a set of financial statements with the regulators in each state in which they operate. These records, called annual statements, outline (in statutory accounting terms) a company's profit-and-loss position and its overall financial condition. Moreover, all 50 states have laws requiring solvent life insurance companies to pay assessments to state guaranty associations. These guaranty associations, or guaranty funds, are established to ensure that policyholder claims are paid in the event an insurer becomes insolvent.

         To comply with the Financial Services Modernization Act of 1999, which called for a reform of the inefficient state-by-state system, the NAIC has approved a uniform product filing form and is working on a national agent licensing plan. Although a national regulatory body may ultimately be established, many have been calling for just such a group for most of the last decade, and nothing has happened.

         Other forms of regulation and control govern the insurance industry. For example, publicly held companies (those that issue shares of stock) are also subject to regulation by the SEC. Finally, the intense level of competition among industry participants also enforces a measure of control. Competition helps keep pricing in line and prevents any one participant from becoming too powerful.

Industry Trends
---------------

         Numerous forces, both external and internal, are affecting the life insurance industry today, creating both obstacles and opportunities. Changes in the demographic and competitive landscape are forcing insurers to contend with an aging population's need to save for retirement and with the ongoing competitive threat from banks and securities brokers. The struggling U.S. economy and weak equity markets that persisted through 2002 and for part of 2003 exacerbated many of these challenges.

         The forces shaping the life insurance industry today stem from a number of demographic changes and from structural changes within the financial services marketplace. Specifically, baby boomers' realization that they may not have the financial safety net of Social Security has led to a heightened awareness of the need to save for retirement. Along with traditional concerns about dying young, people are also worried about the probability of living longer - and outliving their financial resources.

         Moreover, a shift in pension trends - from defined benefit plans to defined contribution plans, such as 401(k) plans - has given many Americans a greater sense of financial empowerment. Many people use technology such as the Internet to filter the vast array of information available to them as they plan their financial futures. These factors have greatly changed the selling process and will probably chip away at the old maxim that "life insurance is sold, not bought".

         Exacerbating the impact of demographic change is the breakdown of the barriers that once separated the various sectors of the financial services industry. Banks and brokerage houses now sell more annuities than do life insurance agents. Life insurance agents, in turn, now sell investment-oriented products, including mutual funds. This breakdown of cross-segment barriers has hurt many life insurers' competitive positions in the financial services marketplace. To counter this threat, many have re-evaluated their product mix and distribution channels. Others are joining forces in an effort to gain economies of scale and become more cost-efficient.

         Although life insurance remains a mature, relatively slow-growth business, the challenges facing it have sparked some dynamic changes. Many insurers have undertaken major restructuring programs in an attempt to reshape their market image. A number of insurers have launched aggressive variable annuity sales programs in an effort to ramp up growth. However, several years of declining equity markets have dampened enthusiasm for equity-linked products like variable annuities. Coupled with the pending accounting change that will require insurers to post reserves for certain components of their variable annuity contracts, it's likely that insurers will reassess their product mixes. It is anticipated that a number of insurers may pull back from the fee-based products arena and may resume a "back to basics" program of focusing on traditional life insurance products.

         Many life insurers have also re-evaluated their ownership structures and concluded that being a mutual (owned by policyholders) puts them at a competitive disadvantage. However, several major insurers that converted to a stockholder-owned format (via demutualization) have discovered that operating under the heightened scrutiny given to a publicly owned company is a mixed blessing.

Merger and Acquisition Activity
-------------------------------

         During 2003, rebounding equity markets and an increased appetite for growth helped fuel merger and acquisition (M&A) activity in the entire insurance sector. The earlier, rather widespread forecasts of consolidation within the life insurance sector were met with a lull as acquirers showed caution in completing deals and as potential acquisition targets made more aggressive demands. According to data obtained from SNL Securities, a financial services organization, 29 deals valued at $13.7 billion were announced in the life insurance sector in 2003. This contrasts rather sharply with the M&A environment that existed in 2002, when 27 deals valued at $3.1 billion were announced; this was a ten-year low. During 2001, 42 transactions valued at $33.9 billion were announced, though American International Group's $23.4 billion acquisition of American General Corp. skews that year's total.

         In 2003, however, a rebound in the equity markets and improving balance sheets throughout the life insurance industry reignited acquisition activity. The number of deals announced increased by 30% to 33 and the aggregate value of transactions rose by almost 385% to $14.5 billion. Results in 2003 were skewed by Manulife Financial's September 2003 announcement of its plan to acquire John Hancock in a deal valued at $10.8 billion. The other notable deal during 2003 was AXA's acquisition of MONY Group, which was valued at $1.5 billion. The remaining deals during 2003 were all valued at $500 million or less.

         Year-to-date through April 20, 2004, 12 deals valued at $2.6 billion were announced. Although it is not anticipated that the transaction value of M&A activity in the sector will pick up significantly, the pace of smaller transactions seems to be building momentum.

         Since stock is the currency of choice in most acquisitions, a sustained rebound in the equity markets would continue to help spur a recovery in M&A activity. Also, while many companies are more willing to "do a deal" for stock when their share prices have recovered, the procession of scandals surrounding Enron, WorldCom, Tyco International, and numerous others has left many companies hesitant to take on any additional risk. In the longer term, consolidation in the life insurance industry will be driven by the need to offset slowing revenue growth, compete in a converging financial services marketplace, cut costs, and achieve economies of scale.

         Indeed, some firms are growing almost entirely through acquisitions, figuring that it's more cost-efficient to acquire in-force policies than to build critical mass through a startup effort. Others are re-evaluating their business mix, narrowing their product focus, and evolving into "purer" life insurance companies. Some have targeted a particular market segment (e.g., middle-class or affluent consumers) and are seeking to offer a broad range of financial services products to that particular group. Indeed, a fair amount of M&A activity going forward may be in the form of restructurings - companies selling off parts of their operations that no longer fit with their long-term strategic initiatives.

         Thus, a number of strategic initiatives are boosting M&A activity. Although it is difficult to project the volume and timing of transactions, it's somewhat easier to predict the kinds of companies that might engage in this activity. In general, the most likely acquisition candidates are those firms with a presence in the retirement savings market (i.e., annuities, pensions, and mutual funds), with a solid distribution pipeline, and with a franchise or brand name value. Likely buyers may be firms looking to offset slower growth in their core business, to gain a presence in the U.S. marketplace, or simply to increase their presence in life insurance and retirement savings.

Demutualization
---------------

         The trend toward "doing a deal" with stock has left mutual insurers, which do not issue stock, out of the acquisition game. Although most of the large mutual insurance companies have demutualized, a second wave of smaller demutualizations may occur, particularly after the economy and the equity markets recover. Many of these may take the form of sponsored demutualizations.

         The concept of a mutual insurance company originated in England in 1696 and migrated to America in 1735, when Benjamin Franklin created the Union Fire Co. in Philadelphia. Mutual insurance companies are owned by their policyholders, who are entitled to vote for members of the company's board of directors. Mutual policyholders may also receive special dividends in the form of capital contributions. The capital base of a mutual insurer is called policyholders' surplus (or statutory capital).

         A mutual insurance company exists solely to serve the needs of its policyholders. Consequently, the priorities of these companies are to provide low-cost policies and high-quality service to their policyholder owners. In contrast, stockholder-owned insurance companies must juggle the often-conflicting interests of their policyholder clients and shareholder owners.

         Approximately 100 mutual life insurers are in business today, with some $40 billion of statutory capital and 100 million policyholders. Two of the largest life insurers in the United States - Prudential Insurance Co. of America and Metropolitan Life Insurance Co. - were both mutuals. Metropolitan demutualized in April 2000 and Prudential completed its demutualization in late December 2001.

         On January 26, 2000, Boston-based John Hancock Financial Services added its name to the growing list of demutualized insurance companies. Formerly known as John Hancock Mutual Life Insurance Co. (the 17th largest life insurer at the time it demutualized), the company raised more than $1.7 billion in an initial public offering of stock. Hancock's policyholders approved the demutualization in late 1998. In seeking approval for the move, Steven L. Brown, Hancock's chairman and chief executive officer, wrote to policyholders: "Simply put, we are proposing to convert John Hancock from a mutual to a stock life insurance company, for the purposes of gaining access to capital to invest in the growth of our business." Mr. Brown noted that a mutual insurer, unlike its publicly owned competitors, could not fund future growth by issuing stock. "We believe our ability to raise money through the sale of stock is a necessary tool for succeeding in today's competitive financial services marketplace", he wrote.

         In December 1998, New York-based Metropolitan Life Insurance (at that time, the second-largest life insurer, based on admitted assets, behind Prudential) also decided to demutualize, and raised $2.9 billion in an initial public offering in April 2000. Prudential followed suit shortly thereafter, echoing the growing sentiment among mutual company executives that to remain competitive in the dynamic financial services marketplace, the company needed to increase its financial flexibility and gain access to the equity markets. By demutualizing, Prudential would be able to issue stock and, if it so chose, to make stock-based acquisitions. Prudential completed its demutualization in December 2001.

         Several other leading insurers have also announced or completed plans to demutualize. In August 2000, the Principal Financial Group (parent company of the ninth-largest life insurer, Principal Mutual) announced that its board of directors approved a plan to demutualize. Principal completed its demutualization in October 2001. The Phoenix Cos. completed a demutualization in June 2001. Indeed, by late 2001, nearly all of the leading mutual life insurers had either demutualized or announced plans to do so.

         Now that most of the major life insurance carriers that were mutually owned have demutualized, the next round of activity within this environment may take the form of a sponsored demutualization. A sponsored demutualization is a process of demutualization under which a mutual insurer converts to a stock company ownership structure in order to be acquired by another stockholder-owned company.

         In mid-September 2002, shareholders of Nationwide Financial Services, a diversified insurer and financial services firm based in Columbus, Ohio, approved a plan under which Nationwide would acquire Provident Mutual Life Insurance, a life insurer based in Berwyn, Pennsylvania, for approximately $1.5 billion. As part of the transaction, Provident would simultaneously convert to a stockholder-owned company. Nationwide Financial completed its sponsored demutualization of Provident Mutual on October 1, 2002. An increase in sponsored demutualizations is anticipated, assuming merger and acquisition activity also picks up. Many of the likely buyout candidates are small, mutually owned insurers lacking the critical scale or well-defined niche needed to thrive in an increasingly competitive landscape.

         The demutualization tide may be strong, but a couple of notable companies are resisting its pull. The sixth-largest life insurer (based on year-end 2001 admitted assets) is Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF), a non-profit financial services organization that offers an array of savings and investment plans mainly to the education and non-profit communities. TIAA-CREF has reiterated its commitment to remain a not-for-profit entity.

         MassMutual Financial Group, parent company of Mass Mutual Life, the 12th-largest life insurer, falls into the "never say never" category. According to a company press release: "As the financial landscape evolves, it is sound business practice for any company to examine its organizational structure. At this time, we have determined that Massachusetts Mutual Life Insurance can achieve its objectives and best serve its policyholders and clients using the capital resources and financial flexibility provided by our mutual form of ownership. We will consider converting to stock ownership only when this reality changes."

         The motives for the demutualization trend that is sweeping most of the insurance industry differ from those that drove a number of firms, including the Equitable Cos., to demutualization more than ten years ago. Back then, many insurers needed access to the capital markets to sell equity and debt securities in an attempt to boost their capital levels. Many companies were saddled with illiquid and underperforming real estate loans and assets, which were eroding the strength of their capital bases and threatening their solvency. In order to survive, they needed to raise capital.

         Today, however, thanks in part to the rebound in the commercial real estate market, many insurers' fortunes have reversed. They are seeking to demutualize as a way to increase their operating and financial flexibility. Moreover, in this era of rewarding managerial performance with stock options, many mutuals believe they are at a disadvantage in recruiting and retaining top managerial talent.

         Of course, the transformation to stockholder-owned status doesn't happen overnight. Indeed, Prudential's demutualization process took almost four years from the time the company first announced its intention to convert to the completion of its initial public stock offering. Central to the process is the arduous task of estimating what the policyholders' shares are worth. Policyholders are typically offered the option of exchanging their interest for cash, stock in the new company, or an increased level of insurance benefits.

         Despite its attractions, demutualizing is not a panacea. While it affords the insurer access to capital markets, it may also open a Pandora's box. After operating in a mutual environment, where the goals of the insurer are to serve only the needs of policyholders, many mutual insurance executives may be ill-prepared for the heightened scrutiny and proactive ownership base of a stockholder-based company. In addition, the stock market constantly grades stockholder-owned insurers on their financial performance and exacts a heavy toll from companies that do not perform up to par.

         The demutualization trend will likely hasten the polarization of the life insurance industry. Those firms with managerial skill and financial fortitude will use demutualization to acquire other firms in an attempt to ramp up their growth rates and stay competitive. Others that have heretofore been poorly managed and not as well capitalized will likely be forced to find a merger partner as a means of surviving.

Current Environment and Future Prospects
----------------------------------------

         After some difficult years, the life insurance industry experienced a turnaround in 2003, and the road ahead for 2004 appears relatively smooth. Many of the issues that had beleaguered the sector since the late 1990s appear to have been resolved or at least are being addressed. Credit quality has improved significantly, the financial markets seem to be more stable, and consumers continue to seek insurance and annuity products as attractive options for securing retirement income.

         Given the industry's potential for top-line growth, companies are expected to focus their resources on generating efficiencies - an area that is expected to be one of the key performance drivers in 2004. Most competitive companies in the sector are expected to continue to implement aggressive expense control initiatives, particularly in distribution, training, servicing, and asset/ liability management. The drive toward increased operating efficiency will also require large investments in technology.

         This trend may drive smaller companies to consolidate operations, focus on niche business opportunities, or exit the industry altogether. Therefore, the gap between the industry's largest and smallest competitors is expected to continue to widen. The industry is not likely to experience many mergers of large companies, like Manulife Financial's $10.8 billion acquisition of John Hancock Financial Services, which was completed in late April 2004. However, the trend toward industry consolidation will likely continue, with large competitors acquiring smaller independent companies.

         For the life insurance industry, 2003 was a turnaround year. At the beginning of the year, several companies were faced with reserving requirements, declining credit quality, and the prospect of weak top-line growth. As 2003 progressed, however, equity markets improved, and concerns about the mutual fund industry made insurance companies' retirement products more attractive. The year ended much stronger than anticipated, and most of the companies in the industry topped analysts' earnings expectations when year-end results were released in early 2004.

         Based on the aggregate life insurance industry data collected and published by A.M. Best, life insurance net written premiums totaled approximately $520 billion in 2003, up 7.2% from year-earlier levels. This healthy rate of growth was driven mainly by double-digit premium gains recorded by a number of top-tier insurers. For example, Met Life (the largest life insurer based on year-end 2002 admitted assets) reported an 18% increase in 2003 net written premiums. Prudential Financial (the seventh-largest life insurer) posted a 12% rise in its written premiums. A "flight to quality" by consumers seeking the safety of large, well-capitalized insurers could be a factor behind these rates of growth. However, some insurers posted declines. UnumProvident Corp., the 30th-largest life insurer, saw a 12.0% drop in written premiums. These varying rates of premium growth (or decline) likely are more attributable to individual companies' marketing programs and strategic plans than to their size and market presence.

         For many participants, operating margins widened in 2003, as difficulties in 2002 led to significant efficiency initiatives. A record number of credit defaults and writedowns, coupled with a weak equity market, took their toll on the entire industry in 2002. That year, the life insurance industry incurred realized investment losses of $15.7 billion. The industry's unrealized investment losses were also significant, totaling just under $12.0 billion.

         The low interest rate environment that existed during 2003 and the attendant rebound in fixed income markets helped boost the value of insurers' bond portfolios. However, the low rate environment also limited gains in net investment income. For many insurers, investment income constitutes 20% to 30% or more of total revenues. Fee-based revenues increased in 2003, since much of this business is based on assets under management, which grew along with the equity markets during the year.

         At year-end 2003, the capital and surplus of the life insurance industry totaled $210.6 billion, up 8% from year-earlier levels. Along with the modest increase in operating profits, this rise likely reflects capital contributions by companies seeking to maintain their claims paying ratings.

         In 2003, the U.S. equity market posted its strongest gains since 1998, and many segments of the market, including the financial sector (which includes banks, asset managers, insurers, and other financial services companies) posted sharp increases. However, concerns over certain issues in the life insurance sector, such as credit quality, price competition, and reserving requirements, dampened investors' enthusiasm. As a result, the sector narrowly underperformed the broader averages.

         The Standard & Poor's Life & Health Insurance Stock Price Index increased by 25.2% during 2003, while the broader S&P 1500 SuperComposite Stock Index rose by 27.4% and the S&P Financial Sector Index rose by 28.3%. Through much of 2003, the insurance sector index lagged the S&P 1500 by 400 to 600 basis points, but picked up momentum in the latter part of the year as companies began to demonstrate increased financial flexibility and as investment income and premium growth began to exceed expectations.

         It appears that the market's confidence in the sector continues to advance: strong demand for retirement products and the stable equity environment are driving sales, and efficiency initiatives are beginning to generate noticeable gains in operating earnings. As a result, the life insurance sector outperformed the broader indexes year-to-date through March 31, 2004. After surprisingly strong fourth-quarter 2003 results and with indications of a promising first quarter of 2004, the S&P Life & Health Insurance Index rose by 9.3% in the 2004 first quarter, outperforming both the S&P 1500 (up 1.8%) and the S&P Financials Sector (up 4.5%).

         The variable annuity industry has shown its vitality once again, posting double-digit sales growth during 2003. While this forward momentum is attributable largely to a rebound in the equity markets, variable annuity writers have done an admirable job of countering the challenges of an adverse tax ruling, spread compression, and growing demand for special product incentives and guarantees.

         Based on data from LIMRA International, an industry trade organization, sales of variable annuities totaled $129.2 billion in 2003, up 11% from $116.6 billion in 2002. Standard & Poor's projects that variable annuity sales will reach $136.5 billion in 2004 - assuming the U.S. economy continues to recover and that there are no further changes to the tax code.

         What is noteworthy is the annuity industry's ability to consistently produce top-line growth in the face of challenges, including the changes in the tax code enacted in May 2003 that have reduced variable annuities' attractiveness relative to other investment vehicles. The tax cut on dividends and capital gains has rendered mutual funds and direct ownership of stocks more attractive relative to annuities. To counter this competitive threat, many variable annuity writers have successfully emphasized the underlying insurance death benefits of the annuity contract. To remain competitive, many other writers have had to include a number of optional living benefits in their contracts.

         The growing popularity of product enhancements and guarantees can be seen in the latest available sales numbers. According to data obtained from The VARDS Report, six of the top 25 variable annuity contracts (ranked by year-to-date new sales) had sales ratios in excess of 100% in the first half of 2003. In other words, these annuity products posted higher sales in the first six months of 2003 than for all of 2002. Five of these contracts offered a guaranteed minimum income benefit, while a sixth offered a guaranteed minimum withdrawal benefit. All of the top-selling products offered optional death benefit guarantees.

         Until about ten years ago, variable annuity writers typically provided only a modest minimum death benefit guarantee on variable annuity contracts. The guarantee, also called a "return of premium" feature, usually provided that upon the death of the annuity contract holder, the estate would receive either the account balance at the time of death, or the sum of premium deposits (less partial withdrawals) since inception of the annuity contract, whichever was larger. Because the costs associated with this guarantee provision were not significant, reserving for this type of exposure was never an issue for insurance companies.

         By the mid-1990s, however, as both the equity markets and the variable annuity business grew, the underlying account values in many annuity contracts burgeoned. Competition in the variable annuity market also increased, as many insurance companies viewed it as a way to bridge the ever-widening gap between insurance and other financial services products, and to ramp up their growth and return on equity amid a converging financial services playing field. To remain competitive, many variable annuity writers began expanding the scope of the minimum benefit guarantees to include a provision that would reset the value of the guarantee to keep pace with the appreciation of the underlying assets. One of the first adjustments (or enhancements) that was made to the guarantee provision was to redefine the benefit as the larger of two figures: the account value at the time of the contract holder's death, or the account value as of the last "reset" date, plus the sum of premium deposits less partial withdrawals since the reset date.

         With equity markets climbing steadily, these guarantees proved to be manageable, since the underlying value of the assets was greater than the amount of the guarantees. However, with the downturn in the equity markets from 2000 through 2002, the guarantee provisions began to be burdensome. Although the recent rally in equity markets has relieved some of this pressure, a number of companies have nevertheless found it very difficult to meet the obligations implied in the guarantee provisions contained in some of their variable annuity contracts. Exacerbating these pressures is the lack of available reinsurance coverage that will enable insurers to offset this risk.

         To counter the challenge posed by the May 2003 tax changes, many variable annuity writers have focused on the optional living benefit riders that are available under many variable annuity contracts. These riders usually take one of several forms: a guaranteed income benefit, a guaranteed accumulation benefit, or a guaranteed withdrawal benefit. In the case of the guaranteed income benefit, it is usually marketed as a hedge against equity market uncertainty. In many annuity contracts, the benefit can only be exercised after a waiting period (ten years, in many cases). At that point, the annuity contract provides the annuitant with a guaranteed stream of income. The amount of the "guaranteed fixed lifetime income" is based on a number of variables, including a compounding rate and certain asset valuation reset rates.

         Although the terms of variable annuity contracts can vary slightly from company to company and will likely continue to evolve as the industry refines its products to meet ongoing competitive challenges, it is important to note the implications these issues have for the overall industry. While the annuity contract holder absorbs a great deal of the market risk in a variable annuity contract, the emergence of numerous benefit riders and guarantees has shifted a significant amount of risk back to the annuity writer. Annuity writers can offset this risk through reinsurance and hedging strategies, for example, but these options are costly and can further erode insurers' profit margins.

         As margins come under pressure, economies of scale become more important. That in turn will likely spur some consolidation within the ranks of annuity writers. Indeed, evidence of substantial concentration can be seen in the latest available industry data. At June 30, 2003, the top ten companies controlled 71% of the industry's $880.1 billion in assets, while the top five writers controlled 52% of the industry's assets. The top two writers - TIAA-CREF and Hartford Life Insurance Company (a subsidiary of the Hartford Financial Services Group) - controlled 37% of industrywide assets as of June 30, 2003.

         Another issue that will likely pressure the financial results of variable annuity writers and could dampen their enthusiasm for variable annuity guarantees is the likelihood that companies will be required to set aside reserves for these guarantees. Currently, insurers are permitted a wide degree of latitude when reserving for this type of risk. However, in July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a final statement of position (SOP) related to the accounting and reporting by insurance companies for certain "nontraditional and long duration contracts and for separate accounts."

         The SOP has a number of provisions affecting variable annuity writers. One recommends recognizing expenses for a variety of contracts and contract features (including guaranteed minimum death benefits and certain annuitization options) on an accrual basis, versus the current method of recognition upon payment. In other words, insurers will have to set aside reserves for these future payments. Companies will have to determine the magnitude of this liability based on a number of assumptions, including (but not limited to) expected market rates of return on the assets underlying these annuity contracts, market volatility, and contract surrender and mortality rates. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003.

         The Financial Accounting Standards Board (FASB) is considering adopting a standard of practice in establishing such reserves. The implementation of an accounting standard will bring a degree of uniformity to reported results, but the short-term financial impact on a number of firms could be material.

         Standard & Poor's forecasts that 2004 will be a stable year for the life insurance industry. The industry is mature, so total revenue growth is expected to be moderate as consumers renew policies. Although a major catalyst for revolutionary products that will send top-line growth surging is not foreseen, the aging of the baby boom population is expected to create a strong and growing demand for new product development and design, particularly in the areas of wealth transfer and protection. Average premium growth is projected to be in the mid-single digits, largely on modest rate increases, the policy renewal cycle, and moderately higher fee income.

         Standard & Poor's is forecasting that average operating earnings per share for the life insurance industry will grow by 9% to 11% in 2004. Most companies are expected to generate moderately higher efficiency gains stemming from technology improvements, better recruiting and training of agents, distribution advances, and tighter servicing procedures. The larger companies will continue to benefit from economies of scale and are best positioned to post the most significant gains. Given the improving capital position of many of the companies in the sector, the above estimates may be conservative. In addition, several companies will likely exceed this per share growth forecast as a result of significant share repurchase programs.

         Variable annuity sales have been strong for many life insurers. This stems mainly from the fact that equity markets advanced strongly in 2003, and posted modest gains in early 2004. Also, the profitability of these sales and that of insurers' other products should benefit from improving credit quality in the industry. Life insurance sales, too, figure to be solid, especially for those companies that operate in overseas markets (which are less mature).

         However, not all life insurance companies are producing quality sales that lead to sustainable long-term profit advances. For example, although life insurance sales are expected to increase in 2004, the intensely competitive nature of this business has led many insurers to reduce the strictness of their underwriting practices. And, since the liabilities in this industry are very long-lived in nature, this may result in near-term competitive advantages that result in earnings growth today, but poor performance down the road.

         With regards to the bottom half of the return on equity computation, how effectively a particular life insurer is deploying its capital is critical. Again, owing to the fact that liabilities remain on the balance sheet for many years, insurers must produce solid returns on the immense amount of assets they have at their disposal. Share buybacks and dividend hikes are an effective strategy to increase a company's returns and financial ratios.

         As a result of low interest rates, the profitability of investment income is strained throughout the entire industry. Looking ahead, a significant interest rate hike is not expected over at least the coming six months. Hence, margins in this area will likely continue to suffer. Partially offsetting this margin contraction are the sizable gains most of the life insurers experienced in their asset bases in 2003. These gains were a result of many factors, but primarily solid net profit growth. Many of the insurers are expected to again expand their asset base at a sizable clip in 2004.

         Manulife's proposed acquisition of John Hancock has gained approval from both regulators and shareholders. This was the largest proposed transaction in 2003, although other companies, such as Aegon and Prudential, were active on the acquisition front. Further consolidation is likely in 2004, as the competitive landscape of the industry may squeeze out some of the underperformers. Insurers are also expected to divest unprofitable business lines and seek niche purchases that help expand market share in specific areas.

Life Insurance Company Analysis
-------------------------------

         Three primary factors are important to consider when analyzing a life insurer: profitability (its ability to make money), liquidity (its ability to convert assets into cash to pay policyholder obligations), and leverage (the extent to which the insurer uses its capital to produce business). These three points should be considered against a backdrop of two important macroeconomic indicators that affect life insurance sales: interest rates and demographics.

         Changes in the direction of interest rates affect life insurers on a number of fronts. First, in a period of declining interest rates, growth in net investment income - an important revenue source for a life insurer - will slow, as yields on insurers' bond portfolios slide. However, falling interest rates also increase the value of the underlying assets (usually fixed-income securities) that produce the investment income.

         In addition, as the life insurance industry has evolved into a more investment-oriented business, life insurers must compete with other financial institutions (such as banks and brokerage houses) for consumers' savings dollars. One primary way they compete is on the yield they offer on their respective products. For example, an insurer selling a whole life or variable life policy may have to compete with banks and the interest rates they pay on money market funds or certificates of deposit.

         Finally, changes in interest rates affect insurers differently, depending on their business mix. There's a difference between the cash flow from a company's interest-earning assets and the cash flows related to its liabilities that mature or are repriced within a specific time frame. Consequently, many life insurers employ a variety of hedging techniques to help insulate themselves from changes in interest rates.

         The well-publicized aging of the U.S. baby boomer generation is affecting demand for life insurance products. According to U.S. Census Bureau estimates, some 82 million people (approximately 28% of the U.S. population) were born between 1946 and 1964, the period of the postwar baby boom. As the baby boomers - who are now in their early forties to mid-fifties - plan for their retirement, they do so with a much lower level of faith in the Social Security system. As a result, many are turning to life insurers to provide not only traditional death-benefit types of life insurance, but also savings-oriented life insurance products and annuities to help fatten their coffers for retirement.

         Life insurers' profits consist of two components: underwriting income and investment income. A company expanding its premium base at a rate slower than that of the overall industry could be doing so because it's limiting its exposure to certain types of less attractive business or trying to manage its asset-liability mix. Often, insurers that are very prudent in their underwriting practices show lower than average premium growth, but above-average profit growth. Conversely, some insurers achieve premium growth by adopting risky practices - such as offering unusually high rates of return on certain investment-oriented life insurance products.

         As the life insurance industry's product mix shifts from one that generates only premium revenues (from so-called traditional life insurance products) to one with a growing level of fee income (from fee-based products like annuities), the level of overall revenue growth may be masked by declining or flat premium growth. In many cases, this is offset by rather robust growth in fee income.

         Another factor that affects the rate of premium growth is the extent to which an insurer uses reinsurance. This is the practice of transferring some risk - and premium income - to reinsurance companies. To offset slowing premium growth, some insurers have reduced the level of premiums that they cede (or transfer) to reinsurers. Because using less reinsurance lets an insurer keep more of each premium dollar, a reduced level of reinsurance may enhance year-to-year premium growth comparisons. However, using less reinsurance removes a safety net of protection and leaves a primary insurer more exposed to large claims.

         The largest expense facing most life insurers is policyholder benefits. These include death benefits to life insurance policyholders; accident, health, and disability benefits to health insurance policyholders; and annuity benefits. Benefits also include surrender benefits, which arise when policyholders and annuitants terminate their policies or annuities. An insurer's business mix will greatly influence its level of benefit expenses and the growth rates therein. For example, an insurer that writes a large amount of fixed-rate annuities - insurance contracts that guarantee a set interest rate that will be paid on the principal amount deposited in the annuity - may see its surrender rates increase if investors can obtain higher rates of return on their investment dollars elsewhere. However, an insurer whose surrender rates rise sharply during a period of stable surrenders for the industry may have lost the faith of its policyholders and annuitants in its ability to meet its obligations and have pulled out their money in a move similar to a "run" on a bank.

         Two factors that influence the level of policyholder benefits are trends in mortality and morbidity. Mortality is the ratio of deaths to a specific population. Morbidity is the frequency of the incidence of disease, illness, or sickness. Insurers use various mortality and morbidity assumptions in pricing their policies; these assumptions usually are not disclosed.

         Aside from assorted policyholder benefits, costs to produce new business or acquire policies - including agent commissions and other related selling expenses - also take a big bite out of insurers' budgets. To measure how effective an insurer is at marketing its products, a "lapse ratio" is used. This is the number of life insurance contracts that have lapsed (or terminated due to nonpayment) within a specific period, divided by the number of policies in force during that period. A lower lapse ratio is usually better for an insurer's profitability, due to the high level of expenses (primarily agent commissions) that insurers incur to produce new business. Conversely, one would also look for a high level of persistency - the percentage of life insurance policies remaining in force or that have not been canceled for premium nonpayment -during the term.

         Investment income is an important revenue source for life insurers; in some cases, it provides almost half of an insurer's total revenues. For most insurers, the investment process is fairly straightforward. Most life insurers keep the bulk of their invested assets in relatively liquid fixed-income or equity securities that can be easily converted into cash to pay policy or annuity obligations. Insurers usually provide the debt rating of bonds in their portfolio or an average debt rating for their entire portfolio.

         Life insurers' obligations tend to be relatively long-term in nature; the amount of time from a policy's inception to the payment of a benefit or claim is often lengthy. Because of this, some life insurers invest a portion of their invested assets in relatively illiquid (but theoretically higher-yielding) mortgage loans and real estate.

         Two broad measures of profitability that are applicable to life insurers are return on assets and return on equity. Return on assets is equal to net income divided by average total assets. A typical range of return on assets for the life insurance industry is somewhere between 0.6% and 0.9%, with the average somewhere around 0.75%. This ratio may appear low relative to other industries; it is due to the capital-intensive nature of insurers' business. Return on equity is calculated by dividing net income by shareholders' equity. For the life insurance industry, return on equity typically ranges between 9% and 15%, with the average somewhere around 12% or 13%.

         Liquidity is another necessary performance benchmark to consider when analyzing a life insurer, because the insurer must be able to pay policyholder claims promptly. An insurer's sources of liquidity arise from underwriting cash flow, investment cash flow, and asset liquidation cash flow. For the most part, underwriting cash flow tends to be positive for life insurers. Combining this with the cash flow from investment activities, most insurers usually produce a substantial positive cash flow.

         Another measure of liquidity is the quick ratio. This is calculated by dividing quick assets (i.e., cash, trade receivables, and marketable securities) by current liabilities. Sometimes referred to as the acid-test ratio, the quick ratio is designed to measure an organization's ability to pay all its current liabilities promptly without resorting to selling long-term investments or assets. This ratio typically ranges from 9% to 11%. An insurer with a business mix that contains mostly short-term obligations would need to maintain a higher quick ratio - i.e., greater liquidity - than one whose business mix is predominantly longer-term obligations.

         For life insurers, leverage usually measures the extent to which a firm utilizes its capital base (policyholders' surplus or shareholders' equity) to produce business. The ratio of premiums to surplus is a good gauge of leverage. However, for an accurate picture of leverage, premium equivalence should also be considered. The ratio of adjusted capital and surplus to liabilities gauges the relative strength of an insurer's capital base compared with its obligations. This ratio, which is calculated as capital and surplus funds plus the asset valuation reserve, divided by total liabilities excluding the asset valuation reserve, typically ranges from 8% to 10%.

         When life insurance companies report earnings, Wall Street analysts primarily focus on operating earnings in order to analyze the trends and performance of core businesses. The main drivers of operating earnings consist of revenues (including insurance premiums and fees, advisory fees, and net investment income) and expenses that are associated with benefits, underwriting, acquisitions, insurance, and core business operations. In comparison, net earnings generally consist of profits derived from operations, in addition to realized investment gains and losses, the change in the fair value of the interest rate component of cross-currency swaps, and nonrecurring items (minus interest expense and taxes).

Sources:  Standard & Poor's Industry Surveys
            Value Line Investment Survey

                                FINANCIAL REVIEW

         The financial performance of Southern Security was generally quite poor during the time period examined in this report, comprised of the five years ended December 31, 1999 through 2003, as well as the quarter ended March 31, 2004. Selected financial ratios for the Company over the 1999-March 2004 period are contained in Exhibit 1; financial statement summaries (including common size and growth trend analyses) are contained in Appendix A.

         In reviewing Exhibit 1 and Appendix A, several points should be mentioned. First, it should be noted that the income statement data summarized in Appendix A and utilized in calculating the financial ratios in Exhibit 1 is for the years ended December 31, 1999 through 2003; March 31, 2004 income statement data is for the 12 month period ended March 31, 2004. Balance sheet data is as of December 31, 2000 through 2003 and March 31, 2004.

         Second, it should be emphasized that both income statement data for the years ended December 31, 1999 through 2003 and balance sheet data as of December 31, 2000 through 2003 is audited. However, income statement data for the 12 months ended March 31, 2004 is unaudited, as is balance sheet data as of March 31, 2004.

         Third, in both Appendix A and Exhibit 1, income statement item growth rates for the 12 month period ended March 31, 2004 are calculated from the figures for the year ended December 31, 2003. This is obviously a somewhat skewed comparison, in that there is an overlapping nine month period in the figures; nevertheless, it is deemed to have at least some comparative value, and is therefore included in the discussion in this section of the report.

         Finally, the income statement item growth rates over the December 31, 1999 through 2003 period referenced in Exhibit 1, Appendix A, and this section of the report are year-to-year growth rates (e.g., 1999 compared with 2000, 2000 compared with 2001, etc.)

         As can be seen from Exhibit 1 and Appendix A, Southern Security's total revenues (comprised primarily of net insurance revenues and net investment income) remained relatively constant over the 1999-March 2004 period. Revenues declined from $11.53 million in 1999 to $10.63 million (or by 7.7%) in 2000 and to $10.60 million (or by 0.3%) in 2001, then increased to $10.91 million (or by 2.9%) in 2002, to $11.34 million (or by 3.9%) in 2003, and to $11.40 million (or by 0.5%) for the 12 months ended March 31, 2004. Revenues averaged $11.0 million over the 1999-2003 period, and declined at a compound annual rate of 0.4% during the period.

         The Company's benefits, claims and expenses (comprised of benefits and claims, amortization of deferred policy acquisition costs, and operating expenses) increased somewhat over the 1999-March 2004 period. After declining from $10.74 million in 1999 to $10.44 million (or by 2.9%) in 2000, benefits, claims and expenses grew throughout the remainder of the period, to $10.52 million (or by 0.8%) in 2001, to $10.99 million (or by 4.5%) in 2002, to $11.51 million (or by 4.7%) in 2003, and to $11.79 million (or by 2.4%) for the 12 months ended March 31, 2004. Benefits, claims and expenses as a percent of revenues increased from 93.2% in 1999 to 98.1% in 2000, 99.2% in 2001, 100.8% in
2002, 101.5% in 2003, and 103.4% for the 12 months ended March 31, 2004, with a 1999-2003 period average figure of 98.6%.

         The combination of generally flat revenues with increasing benefits, claims and expenses resulted in a sharp decline in Southern Security's profitability throughout the 1999-March 2004 period. The Company's net income fell from $632,000 in 1999 to $160,300 (or by 74.6%) in 2000, to $71,000 (or by
55.7%) in 2001,  and to net  losses of $70,600  in 2002,  $95,900  in 2003,  and
$279,600 for the 12 months ended March 31, 2004. The Company had average net income of $139,400 over the 1999-2003 period; the compound annual rate of decline in earnings over the period is not calculable, due to the 2003 net loss.

         The Company's cash flow from operations (defined for purposes of this valuation report as net income plus non-cash depreciation and amortization expense) likewise declined throughout the 1999-March 2004 period, falling from $918,500 in 1999 to $421,300 (or by 54.1%) in 2000, to $341,800 (or by 18.9%) in
2001, to $125,900 (or by 63.2%) in 2002,  to $70,000 (or by 44.4%) in 2003,  and
to -$113,700 for the 12 months ended March 31, 2004. Cash flow from operations averaged $375,500 during the 1999-2003 period, and declined at a compound annual rate of 47.5% over the period.

         Southern Security's operating margin (or pre-tax income as a percent of revenues) fell from 6.8% in 1999 to 1.9% in 2000, 0.8% in 2001, -0.8% in 2002,
-1.5% in 2003, and -3.4% for the 12 months ended March 31, 2004, with a 1999-2003 period average figure of 1.4%. The Company's after-tax net margin similarly declined from 5.5% in 1999 to 1.5% in 2000, 0.7% in 2001, -0.6% in 2002, -0.8% in 2003, and -2.5% for the 12 months ended March 31, 2004, with a 1999-2003 period average figure of 1.2%. The Company's return on assets was extremely low throughout the period, at 0.8% in 1999, 0.2% in 2000, 0.1% in 2001, -0.1% in both 2002 and 2003, and -0.4% for the 12 months ended March 31, 2004, with a 1999-2003 period average figure of only 0.2%. Return on equity was likewise very low during the period, at 3.9% in 1999, 1.0% in 2000, 0.4% in 2001, -0.4% in 2002, -0.6% in 2003, and -1.6% for the 12 months ended March 31,
2004, with a 1999-2003 period average figure of only 0.9%.

         Southern Security's total asset turnover ratio (or revenues as a percent of total assets), which measures the efficiency with which the assets of the Company are utilized, remained relatively constant throughout the 2000-March 2004 period, at 13.8% in 2000, 13.7% in 2001, 14.1% in 2002, and 14.6% in both
2003 and for the 12 months ended March 31, 2004, with a 2000-2003 period average figure of 14.1%. Fixed asset turnover increased somewhat during the period, from
4.2 times in 2000 to 5.0 times for the 12 months ended March 31, 2004, above the period average figure of 4.5 times.

         Southern Security had relatively low and constant financial risk throughout the 2000-March 2004 period. The Company's total liabilities as a percent of total assets ranged only between 77.8% (in 2002) and 79.0% (in 2000), with the March 31, 2004 figure of 78.2% being virtually identical to the 2000-2003 period average figure of 78.3%. Shareholders' equity as a percent of total assets correspondingly ranged only between 21.0% (in 2000) and 22.2% (in
2002), with the March 31, 2004 figure of 21.8% likewise being essentially identical to the period average figure of 21.7%.

         As of March 31, 2004, Southern Security had total GAAP reported assets of $78.2 million, comprised of $2.9 million (or 3.7% of total assets) in cash and cash equivalents, $50.3 million (or 64.4% of total assets) in investments (including $16.5 million in short-term investments, $14.2 million in fixed maturities available for sale, $8.6 million in fixed maturities held to maturity, $8.3 million in policy and student loans, $2.2 million in mortgage loans, and $0.5 million in equity securities), $2.3 million (or 2.9% of total assets) in net property and equipment, and $22.7 million (or 29.0% of total assets) in other assets (including $14.0 million in deferred policy acquisition costs, $6.8 million in policyholders' account balances on deposit with reinsurer, $1.3 million in various other receivables, and $0.6 million in accrued investment income).

         As of the same date, the Company had total GAAP reported liabilities of $61.1 million (comprised of $47.0 million in policyholders' account balances, $4.6 million in future policy benefits, $4.4 million in unearned revenue, $1.3 million in funds held for reinsurance treaties, $1.0 million in other policy claims and benefits payable, $1.0 million in income taxes payable, $1.0 million in notes payable to related parties, $0.4 million in unearned investment income, and $0.4 million in various other liabilities) and reported GAAP shareholders' equity of $17.1 million.

         Southern Security paid no cash dividends to shareholders during the 1999-March 2004 period. Net income generated during the 1999-2001 period was retained to fund the Company's operations; as mentioned, the Company had net losses in each year of the 2002-March 2004 period. Furthermore, Company management has indicated that it does not anticipate the payment of any cash dividends at any time during the foreseeable future. The Company did declare non-cash stock dividends of 5% in both 2002 and 2003.

         The Company cannot pay a dividend to its parent company, Security National, without the approval of insurance regulatory bodies. Furthermore, the payment of any dividends by the Company is subject to the regulation of the Florida Department of Insurance. Under such regulation, an insurance company may pay dividends, without prior approval of the Florida Department of Insurance, equal to or lesser than the greater of (i) 10% of its accumulated capital gains (losses) and accumulated operating income (losses) (i.e., unassigned surplus); or (ii) certain net operating profits (losses) and realized capital gains (losses) of the Company, as defined in the applicable insurance statutes. In no case can such dividends be paid if the Company will have less than 115% of the minimum required statutory surplus as to policyholders after the dividend is paid. The maximum amount that the Company could pay to its shareholders as a dividend in 2004 pursuant to such regulation is approximately $376,000 (or $.179 per share).

                               ESTIMATES OF VALUE

         Four widely recognized approaches are utilized to estimate the fair market value of the common stock of Southern Security on a minority interest basis as of June 30, 2004: book value (including liquidation value), transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, the nature of the security being valued and the expected income of the subject security must be discussed.

                             Nature of the Security
                             ----------------------

         The value of a security is influenced by many of its characteristics, including control and marketability.

Control
-------

         The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. The purpose of this report is to estimate the fair market value of minority interests in the common stock of Southern Security, pursuant to a prospective acquisition of such minority interests by Security National, the controlling shareholder of Southern Security. Therefore, no premium for control is applicable.

Marketability
-------------

         The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. The common stock of Southern Security is also publicly traded, being listed on the NASDAQ SmallCap market. However, as will be discussed in more detail later, the Company's common stock is very thinly traded, with only very nominal trading volume occurring over the last three years. Consequently, sale of a significant minority interest block of the Company's common stock into the market might well result in a reduction in the price which the seller is able to obtain, given the disequilibrium of supply relative to demand which might result from such a sale. This is often referred to as a "blockage discount".

         Furthermore, on April 27, 2004, Southern Security received correspondence from NASDAQ indicating concerns that the Company does not comply with the minimum 500,000 publicly held shares requirement for continued listing on the NASDAQ SmallCap market. While the Company assured NASDAQ that the situation would be remedied by either declaring a stock dividend or other appropriate action, as needed, NASDAQ will continue to monitor the Company's compliance with the rule. In the event that the Company were to be delisted from the NASDAQ SmallCap market, it would become a "bulletin board" stock, which would further impair its marketability.

         Conversely, most of the publicly traded insurance companies utilized in the Market Value section of this report have substantial trading volume in their common shares, and therefore have generally much greater market liquidity than does the common stock of Southern Security. Consequently, a slight discount relative to the values of the securities of this sample group of other publicly traded insurance companies is deemed to be applicable in valuing the common stock of Southern Security on a minority interest basis to reflect this relatively limited marketability.

                            Normalization of Earnings
                            -------------------------

         The reported net income of a typical firm is subject to random fluctuations as well as external and internal shocks. Thus, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to apply the market value approach to.

         Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings. Upon examination of the financial statements of Southern Security, no such adjustments were deemed to be applicable to the Company's reported net income.

Projected Earnings
------------------

         Southern Security management has represented to us that they have prepared no income statement projections for the Company. Consequently, income statement projections have been prepared for the Company for the five year period 2004-2008 based on (i) analysis of the Company's historical operating results; (ii) expected growth rates for the life insurance industry; and (iii) conversations with Company management. These projections, together with the underlying assumptions made in forming them, are contained in Exhibit 2, with
Exhibit 3 showing projected income statement items as a percent of projected revenues and Exhibit 4 reflecting projected income statement item growth rates.

         The projections contained in Exhibit 2 are deemed to be the most reliable estimates as to the future operating prospects of Southern Security, and are therefore utilized for valuation purposes. This approach yields projected earnings estimates for the Company of $101,600 for 2004, $338,200 for 2005, $605,000 for 2006, $905,300 for 2007, and $1,242,100 for 2008. These
figures translate into earnings per share estimates of $.05 for 2004, $.16 for 2005, $.29 for 2006, $.43 for 2007, and $.59 for 2008, based on 2,105,235 shares outstanding.

         A graphical comparison of these projected earnings figures for the 2004-2008 period with the actual earnings (losses) generated by Southern Security over the 1999-2003 period is contained in Exhibit 5. As can be seen, future projected earnings figures appear to be extremely aggressive relative to both the Company's historical earnings (losses) and the declining trend in those earnings over the 1999-March 2004 period. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

                             Book/Liquidation Value
                             ----------------------

         The book value of a company, that is, the carrying balances of the equity accounts on the company's records, normally bears only a tenuous relationship to the market value of the firm's stock. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the reported book value of Southern Security as of March 31, 2004 (the date of the most recent balance sheet available) was $17,056,700 or $8.10 per share, based on 2,105,235 shares outstanding.

         A common alternative measure of book value is the liquidation value of the business. A quitting concern concept, it is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what the assets of the company could be sold for (net of liabilities), but is rather a function of how those assets can be utilized in generating revenue and net income. Furthermore, the minority interests being valued herein presumably have little or no ability to effectuate a liquidation of Southern Security. Management of both Southern Security and its controlling shareholder, Security National, have indicated that they have no plans to liquidate the Company.

         As previously discussed, many insurers report their financial results using two types of accounting principles. For results submitted to regulators, insurers use statutory accounting principles (SAP). For results given to investors, they use generally accepted accounting principles (GAAP). The primary difference between the two accounting systems lies in a concept known as the matching principle. Under GAAP accounting, expenses are supposed to be charged to the period in which they were used to generate revenues. Under SAP accounting, expenses are recognized immediately.

         Under the more conservative SAP method (which emphasizes a company's solvency), income and surplus tend to be lower than under the GAAP method (which emphasizes a firm's ongoing profitability). Because regulators are primarily concerned with an insurer's solvency and its concurrent ability to meet policyholder obligations, they tend to scrutinize a company's financial statements using statutory accounting principles. Investors, however, are usually more interested in an insurer's ability to earn a profit. They tend to view an insurer's financials using GAAP figures.

         Therefore, under SAP accounting, expenses associated with writing an insurance policy -such as commissions and other underwriting expenses - are immediately deducted from income. Under GAAP accounting, these same charges are treated as assets - referred to as "deferred policy acquisition costs" - and are amortized over the insurance policy's life. The above reported GAAP book value of Southern Security of $17,056,700 or $8.10 per share includes as an asset deferred policy acquisition costs with a reported book carrying value of $13,981,600 as of March 31, 2004. As mentioned above, this intangible "asset" consists of expenses associated with writing the Company's insurance policies, such as commissions and other underwriting expenses, which for GAAP purposes are being capitalized and amortized over the lives of the insurance policies rather than being immediately expensed. As such, it would likely have negligible realizable value in a liquidation scenario.

         The SAP regulatory net book value of Southern Security as of December 31, 2003 (the most recent date for which it was prepared) was calculated to be $11,443,500 (or SAP assets of $56,422,400 less SAP liabilities of $44,978,900), or $5.44 per share.

         Since, as previously mentioned, minority interests in Southern Security presumably have no ability to compel liquidation of the Company, the above GAAP and SAP reported net book value figures are properly discounted in arriving at estimates of the fair market value of the Company's common stock on a minority interest basis. The appropriate level of discount is deemed to be 25%. Application of this 25% discount yields adjusted values of the Company's common stock on a minority interest basis of $12,792,500 or $6.08 per share based on GAAP reported book value and $8,582,600 or $4.08 per share based on SAP regulatory book value. Each of these figures will be considered in arriving at a final estimate of the fair market value on a minority interest basis of the common stock of Southern Security as of June 30, 2004.

         In connection with the above, it should be noted that the $1,000,000 Surplus Note payable to Security National Life from Southern Security is recorded as surplus (or part of regulatory net book value) rather than as a liability in the December 31, 2003 SAP balance sheet. According to the Company's 2003 Form 10-K, the principal and interest on the Surplus Note do not form a part of the legal liabilities of the Company; hence the aforementioned accounting treatment. However, from an economic (and therefore a valuation) perspective, it appears evident that the Company, assuming that it maintains required minimum levels of capital and surplus, will eventually repay the Surplus Note principal to Security National Life. The Company has in fact paid interest on the Surplus Note on a regular basis in the past (including $90,000 in interest paid on the Surplus Note in 2003).

         If the Surplus Note of $1,000,000 were to be transferred from the equity section to the liability section of the December 31, 2003 SAP balance sheet, as appears evident from the above should be done for economic and/or valuation purposes, the SAP regulatory net book value of Southern Security as of that date would be reduced to $10,443,500 (or SAP assets of $56,422,400 less adjusted SAP liabilities of $45,978,900), or $4.96 per share. Application of the same minority interest discount of 25% to this figure would yield an adjusted SAP net book value of the Company on a minority interest basis as of the same date of $7,832,600 or $3.72 per share. This figure is not considered in arriving at a final estimate of the fair market value of the common stock of the Company on a minority interest basis as of June 30, 2004, but is discussed here for informational purposes only.

                                Transaction Value
                                -----------------

         Transaction value is the value at which shares of the subject security were sold recently. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

         Since Southern Security is a publicly held company, there have been a number of independent arm's-length, market-based transactions in the Company's common stock over the past several years. Exhibit 6 contains NASDAQ market daily stock price and volume data for the common stock of the Company for the three year period from July 1, 2001 to June 30, 2004. As can be seen, the Company's closing stock price on June 30, 2004 was $3.10 per share. The Company's average stock price for the month of June 2004 was a similar $3.14 per share, with a range of between $3.05 per share and $3.30 per share. Total June 2004 trading volume was only 20,500 shares, with average daily trading volume of only 976 shares.

         Other monthly 2004 average stock price and trading volume data for Southern Security are as follows: May 2004 - average price, $3.57; price range, $3.19 - $4.00; total trading volume, 8,800 shares; daily average trading volume, 440 shares. April 2004 - average price, $4.00; price range, $3.95 - $4.25; total trading volume, 600 shares; daily average trading volume, 29 shares. March 2004
- average price, $4.46; price range, $3.92 - $4.75; total trading volume, 12,900 shares; daily average trading volume, 561 shares. February 2004 - average price, $4.14; price range, $4.00 - $4.75; total trading volume, 4,600 shares; daily average trading volume, 242 shares. January 2004 - average price, $3.63; price range, $3.22 - $4.00; total trading volume, 4,000 shares; daily average trading volume, 200 shares.

         During the six months ended June 30, 2004, the high trading price for Southern Security common stock was $4.75 per share, while the low price was $3.05 per share. The monthly average trading price for the six month period was $3.82 per share. Average monthly trading volume for the six month period was 8,567 shares, with average daily trading volume of only 415 shares.

         In 2003, the high trading price for the Company's common stock was $5.96 per share, while the low price was $3.06 per share. The monthly average trading price for the year was $3.96 per share. Average monthly trading volume for the year was 14,967 shares, with average daily trading volume of only 725 shares.

         In 2002, the high trading price for the Company's common stock was $3.82 per share, while the low price was $3.06 per share. The monthly average trading price for the year was $3.32 per share. Average monthly trading volume for the year was 6,000 shares, with average daily trading volume of only 283 shares.

         During the last six months of 2001, the high trading price for the Company's common stock was $3.50 per share, while the low price was $2.80 per share. The monthly average trading price for the six month period was $3.21 per share. Average monthly trading volume for the period was 17,583 shares, with average daily trading volume of only 824 shares.

         For informational purposes, the closing stock price and trading volume of Southern Security shares during the few days following the June 30, 2004 valuation date were as follows: July 1, $3.10, 0 shares; July 2, $3.65, 3,600 shares; July 6, $3.84, 500 shares; and July 7, $3.87, 2,200 shares. On July 8, the share price fell to $3.39 on 1,400 shares traded; from that date through the July 27, 2004 date of this valuation report, the share price ranged from a low of $3.10 to a high of $3.39 on extremely low volume (with a total of only 700 shares being traded between July 8 and July 27, 2004), with a July 27, 2004 closing price of $3.10 per share.

         Based on the above data, we have utilized the average trading price for the six month period ended June 30, 2004 of $3.82 per share (which infers a total minority interest value of the Company of $8,042,000) as being representative of the transaction value of Southern Security. This figure will be considered in arriving at a final estimate of the fair market value of the common stock of the Company on a minority interest basis as of June 30, 2004.

         In addition to the above public market trades in the common stock of Southern Security, Security National has from time to time acquired common shares of the Company in the open market. On December 18, 1998, Security
National (and/or its affiliated companies) purchased a 1,095,496 share controlling interest block of the Company's common stock at a price of $5.03 per share (or a total purchase price of $5,512,000). Since that time, Security National has made a number of additional acquisitions of minority interests in the Company's common stock, all at prices approximating the market price of the stock as of the dates the acquisitions were made.

         More specifically, during the period between January 21, 1999 and March 27, 2000, Security National acquired a total of 78,899 shares of Southern Security common stock through 49 such open market transactions at prices ranging between $3.375 and $4.94 per share.

         On April 6, 2000, pursuant to the terms of a litigation settlement agreement, Security National agreed to acquire a total of 186,871 shares of Southern Security common stock from various parties at a price of $8.50 per share, or a total of $1,588,404, payable over a five year period with interest at 6 1/2% per annum.

         On April 13, 2000 and April 18, 2000, Security National acquired an additional 2,000 shares of Southern Security common stock in two transactions, each at $4.94 per share.

         On May 31, 2001, Security National acquired an additional 66,460 shares of Southern Security common stock at a price of $4.13 per share, or a total purchase price of $272,480.

         Finally, on January 29, 2003, Security National acquired an additional 36,331 shares of Southern Security common stock at a price of $3.48 per share, or an aggregate purchase price of $126,432.

         Security National has made no additional open market purchases of Southern Security common stock since January 29, 2003. Security National management has indicated that no such additional purchases have been made because (i) Security National already had acquired a controlling interest in Southern Security; (ii) in the opinion of Security National management, Southern Security stock ceased to be undervalued; and, as a result, (iii) Security National management felt that it could deploy capital more efficiently elsewhere.

                                  Market Value
                                  ------------

         The market value approach attempts to determine the value of minority interests in the common stock of Southern Security by utilizing market value ratios of publicly traded companies engaged in offering life insurance (as well as, in many cases, other additional types of insurance) in valuing the Company's common stock. The market value ratios utilized include the price- earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; the price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; and the price to book ratio, which is the ratio of the market price of a share of stock to the book value per share. Appropriate ratios for Southern Security can be determined by comparing the firm with other publicly traded firms in the industry and, from its relative standing, inferring market value ratios based on ratios in the industry.

         The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect those earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the market place as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participant investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

         Ideally, market value ratios for Southern Security should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many life insurance firms with operations similar to those of the Company are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of Southern Security. Therefore, as mentioned, a group of publicly traded companies with operations in the life insurance (as well as, in many cases, other insurance) industry has been selected as being representative of the industry in which the Company operates.

         Exhibit 7 presents the names and brief descriptions of a sample group of 51 companies considered representative of the industry of which Southern Security is a member. Although these companies obviously differ somewhat from Southern Security, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and Southern Security are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

         During the 12 month period ended March 31, 2004, Southern Security had markedly inferior profitability ratios when compared with the average experience of the sample group of publicly traded insurance companies. The Company's net margin of -2.5% was well below the sample group average figure of 7.7%, as was its return on assets (-0.4% vs. 1.3%) and its return on equity (-1.6% vs. 9.0%).

         Southern Security appears to have somewhat lower financial risk than the average company in the sample group, as evidenced by its lower March 31, 2004 total liabilities as a percent of total assets (78.2% vs. 86.5%) and its correspondingly higher shareholders' equity as a percent of total assets (21.8% vs. 13.5%).

         Southern Security's revenues grew by 3.9% in 2003, but declined at a compound annual rate of 0.4% over the 1999-2003 period. The companies in the sample group had much higher average revenue growth of 7.3% during the most recent year and 9.3% compounded annually over the last five years. The Company's revenues are (very optimistically) forecast to increase over the 2004-2008 period at a compound annual rate of 8.0%, growing from the 2003 actual figure of $11.3 million to a projected level of $16.7 million in 2008. This projected growth rate is both based on and is virtually identical to the average compound annual revenue growth rate forecast for the companies in the sample group by Value Line Investment Survey of 7.9% per year over the next five years.

         Southern Security's net income declined sharply over the 1999-2003 period, from $632,000 in 1999 to a net loss of $95,900 in 2003 (and a much larger net loss of $279,600 for the 12 month period ended March 31, 2004). Because of the 2003 net loss, earnings percentage declines in both 2003 and over the entire 1999-2003 period are not calculable. Conversely, the companies in the sample group experienced solid average earnings growth of 13.7% during the most recent year and 6.2% compounded annually over the last five years. The Company's earnings are (again very optimistically) projected to grow from the 2003 net loss figure of $95,900 and the net loss figure for the 12 months ended March 31, 2004 of $279,600 to $1,242,100 in 2008. Due to the 2003 net loss figure, this projected earnings growth rate is not calculable. The average compound annual earnings growth rate projected by Wall Street analysts over the next five years for the companies in the sample group is 11.1% per year (Sources: Value Line Investment Survey and Morningstar Stock Research).

         In summary, Southern Security appears to have significantly inferior overall investment quality when compared with the publicly traded firms in the sample group, with its lower financial risk being more than offset, in our opinion, by its much smaller size, its inferior profitability ratios, its much lower historical revenue and earnings growth, and the relative lack of marketability of its shares (being thinly traded).

         Exhibit 8 displays the market value ratios of the companies in the publicly traded sample group as of June 30, 2004. To the sample group's mean price-earnings ratio of 14.1, mean price to revenue ratio of 109.4%, and mean price to book ratio of 124.7%, a 30% discount is applied to reflect the markedly inferior overall investment quality of Southern Security relative to that of the publicly traded firms in the sample group, as discussed above.

         Application of the resulting adjusted price-earnings ratio of 9.9 to Southern Security's average net income over the 1999-2003 period of $139,400 (see Appendix A) yields a market value estimate of $1,380,100 or $.66 per share. Application of the resulting price to revenue ratio of 76.6% to the Company's revenues for the 12 months ended March 31, 2004 of $11,400,500 yields a market value estimate of $8,732,800 or $4.15 per share. Finally, application of the resulting price to book ratio of 87.3% to the Company's March 31, 2004 reported GAAP book value of $17,056,700 yields a market value estimate of $14,890,500 or $7.07 per share.

         Each of these market value figures is as of June 30, 2004, and each will be considered in arriving at a final estimate of the fair market value on a minority interest basis of the common stock of Southern Security as of that date.

                                  Income Value
                                  ------------

         The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholder. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

         The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain - income might be less than expected and/or income might materialize later than expected - this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

         The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's shares, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

         1. Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

         2. A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

         3. On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

         Thus, it is possible to estimate an "objective" valuation of a security based on a discount rate derived from the market.

         Exhibit 9 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities. As can be seen, the rate of return required on a typical common stock is approximately 9.0% above the prevailing rate of inflation (or 14.0%, assuming a long-term expected inflation rate of 5.0%). An investor would require from his holding of a minority interest in the common stock of Southern Security a return estimated to be 6.0% above the average yield available in the common stock market (or 20.0%). It is reasonable for him to require a sizable premium on the general market because of industry- and Company-specific risk characteristics (e.g., the smaller size of the Company; the relatively limited marketability of its shares (being thinly traded); and the considerable uncertainty relating to its ability to achieve what appear to be extremely aggressive future projected earnings levels, particularly given the sharp declines in the Company's earnings over the 1999-March 2004 period, as well as the losses experienced by the Company in 2002, 2003, and for the 12 month period ended March 31, 2004).

         The estimated required rate of return of 20.0% is a function of the returns available on the sample group of publicly traded life and other insurance firms referred to in the Market Value section of this report, as quantitatively estimated by the Capital Asset Pricing Model and the Gordon Growth Model, plus a significant additional risk premium for the Company-specific risk characteristics previously alluded to.

         The income valuation model used is based on the assumption that the firm's earnings are retained in total and dividend payments deferred until a specified year, when the firm begins paying all of its earnings out as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the firm's internally financed growth ceases. In the absence of new external financing, the firm reaches a "steady state" and earnings remain constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

         If it is assumed that all of Southern Security's future projected earnings (see Exhibit 2) will be available to be paid out as dividends from the valuation date forward, and if it is further assumed that post-2008 earnings will remain constant in real terms, or will grow in nominal terms at a long-term expected rate of inflation of 5.0% from the 2008 projected figure of $1,242,100, an income value estimate of $5,099,600 or $2.42 per share is derived. This figure will be considered in arriving at a final estimate of the fair market value on a minority interest basis of the common stock of the Company as of June 30, 2004.

                             SUMMARY AND CONCLUSION

         Four approaches have been utilized to estimate the fair market value of the common stock of Southern Security on a minority interest basis as of June 30, 2004: book/liquidation value, transaction value, market value, and income value. The outcomes are summarized below:

                                                                      Value
Valuation Method           Value Estimate   Per Share    Weight    Contribution
----------------           --------------   ---------    ------    ------------
Book Value (GAAP) -
 Minority Interest           $12,792,500        $6.08       10%      $1,279,300

Adjusted Book Value (SAP) -
 Minority Interest           $ 8,582,600        $4.08       10%      $  858,300

Transaction Value            $ 8,042,000        $3.82       30%      $2,412,600

Market Value:
  Price-Earnings             $ 1,380,100        $0.66       10%      $  138,000
  Price to Revenue           $ 8,732,800        $4.15       10%      $  873,300
  Price to Book              $14,890,500        $7.07       10%      $1,489,100

Income Value                 $ 5,099,600        $2.42       20%      $1,019,900
                                                           ----      ----------

                                                           100%
                                                           ====
Final Total Value Estimate                                           $8,070,500
                                                                     ==========

Rounded to:                                                          $8,070,000
                                                                     ==========

Per Share (2,105,235 shares outstanding):                            $     3.84
                                                                     ==========

         Considering the assumptions of each valuation method and weighing the relative justification of each, we have concluded that a reasonable estimate of the fair market value of the common stock of Southern Security on a minority interest basis as of June 30, 2004 is $8,070,000 or $3.84 per share, based on 2,105,235 shares outstanding.

                                    EXHIBITS

                                    EXHIBIT 1


                                SOUTHERN SECURITY

                            SELECTED FINANCIAL RATIOS



                        For Year Ending:
                                                                                                                           1999-2003
                                            12/31/99      12/31/00      12/31/01    12/31/02      12/31/03     03/31/04     Average
                                         -------------------------------------------------------------------------------------------
                                  Growth
-----------------------------------------
                      Revenue Growth (%)          -          (7.7)         (0.3)         2.9           3.9          0.5       (0.4)
              Earnings (Loss) Growth (%)          -         (74.6)        (55.7)          NM          35.8        191.6         NM
          Operating Cash Flow Growth (%)          -         (54.1)        (18.9)       (63.2)        (44.4)          NM      (47.5)

                            Cost Control
-----------------------------------------
 Benefits, Claims & Expenses/Revenue (%)       93.2           98.1          99.2       100.8         101.5        103.4        98.6
                    Operating Margin (%)        6.8            1.9           0.8        (0.8)         (1.5)        (3.4)        1.4

                                Turnover
-----------------------------------------
                Revenue/Fixed Assets (x)          -            4.2           4.3         4.5           4.9          5.0         4.5
                Revenue/Total Assets (%)          -           13.8          13.7        14.1          14.6         14.6        14.1

                           Profitability
-----------------------------------------
                          Net Margin (%)        5.5            1.5           0.7        (0.6)         (0.8)        (2.5)        1.2
                    Return on Assets (%)        0.8            0.2           0.1        (0.1)         (0.1)        (0.4)        0.2
                    Return on Equity (%)        3.9            1.0           0.4        (0.4)         (0.6)        (1.6)        0.9

                                    Risk
-----------------------------------------
      Total Liabilities/Total Assets (%)          -           79.0          78.2        77.8          78.1         78.2        78.3
   Shareholders' Equity/Total Assets (%)          -           21.0          21.8        22.2          21.9         21.8        21.7
                     Revenue Correlation                                                                                      0.236
                    Earnings Correlation                                                                                     (0.930)
         Operating Cash Flow Correlation                                                                                     (0.951)


                     NM = not meaningful



                                    EXHIBIT 2


                                SOUTHERN SECURITY

                           PROJECTED INCOME STATEMENTS
                                   (in $000's)



For Year Ending December 31:

                                    2004      2005        2006        2007        2008
                              -----------------------------------------------------------
REVENUES                        12,247.0    13,226.7    14,284.9    15,427.7    16,661.9

BENEFITS, CLAIMS & EXPENSES     12,085.7    12,690.0    13,324.5    13,990.7    14,690.3
                              -----------------------------------------------------------

EARNINGS BEFORE TAX                161.3       536.7       960.4     1,437.0     1,971.6

INCOME TAX                          59.7       198.6       355.3       531.7       729.5
                              -----------------------------------------------------------

NET INCOME                         101.6       338.2       605.0       905.3     1,242.1
                              -----------------------------------------------------------

                                    EXHIBIT 3


                                SOUTHERN SECURITY

                           PROJECTED INCOME STATEMENT

                            ITEMS AS A % OF REVENUES



For Year Ending December 31:

                                                                                                                         2004-2008
                                   2004      2005       2006      2007      2008   Average
                               ------------------------------------------------------------
REVENUES                          100.0     100.0      100.0     100.0     100.0     100.0

BENEFITS, CLAIMS & EXPENSES        98.7      95.9       93.3      90.7      88.2      93.4
                               ------------------------------------------------------------

EARNINGS BEFORE TAX                 1.3       4.1        6.7       9.3      11.8       6.6

INCOME TAX                          0.5       1.5        2.5       3.4       4.4       2.5
                               ------------------------------------------------------------

NET INCOME                          0.8       2.6        4.2       5.9       7.5       4.2
                               ------------------------------------------------------------


                                    EXHIBIT 4


                                SOUTHERN SECURITY

                           PROJECTED INCOME STATEMENT

                              ITEM GROWTH RATES (%)


                                                                                                                         2003-2008
For Year Ending December 31:                                                                                              Compound
                                                                                                                            Annual
                                  2004     2005       2006      2007      2008    Growth
                                ---------------------------------------------------------
REVENUES                           8.0      8.0        8.0       8.0       8.0       8.0

BENEFITS, CLAIMS & EXPENSES        5.0      5.0        5.0       5.0       5.0       5.0
                                ---------------------------------------------------------

EARNINGS BEFORE TAX                 NM    232.8       78.9      49.6      37.2        NM

INCOME TAX                          NM    232.8       78.9      49.6      37.2        NM
                                ---------------------------------------------------------

NET INCOME                          NM    232.8       78.9      49.6      37.2        NM
                                ---------------------------------------------------------


 NM = not meaningful

         Note: Projected growth rates are from 2003 income statement data (see Appendix A)

                                    EXHIBIT 2
                                   (continued)

                                SOUTHERN SECURITY
                   ASSUMPTIONS TO PROJECTED INCOME STATEMENTS


1. Revenues are assumed to grow at a compound annual rate of 8.0% from the 2003 actual figure of $11.34 million throughout the entire 2004-2008 forecast period. This projected revenue growth rate is well above both the growth rate in the Company's 2003 revenues of 3.9% and the compound annual decline in revenues over the 1999-2003 period of 0.4%, but is essentially identical to and is based on the average compound annual revenue growth rate projected by Value Line Investment Survey for a group of publicly traded life and other insurance firms over the next five years of 7.9% per year.

2. Benefits, claims and expenses are assumed to grow at a compound annual rate of 5.0% from the 2003 actual figure of $11.51 million throughout the entire 2004-2008 forecast period. Benefits, claims and expenses are assumed to increase at a lower rate than are revenues over the forecast period because of the assumed presence of operating leverage (fixed costs) in the Company's overall cost structure. However, it should be noted that this has historically not been the case. Benefits, claims and expenses grew by 4.7% in 2003 (above the revenue growth rate during the year of 3.9%) and at a compound annual rate of 1.7% over the 1999-2003 period (also above the compound annual revenue decline over the period of 0.4%). Benefits, claims and expenses are projected to average 93.4% of revenues over the entire forecast period, well below the average figure over the 1999-2003 period of 98.6% of revenues.

3. Income tax is assumed to remain constant at a combined federal and state corporate income tax rate of 37% of projected pre-tax income throughout the forecast period.

                                    EXHIBIT 6

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME

                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  6/30/04                3.10               0
                                  6/29/04                3.10             300
                                  6/28/04                3.15               0
                                  6/25/04                3.15               0
                                  6/24/04                3.15               0
                                  6/23/04                3.15           4,400
                                  6/22/04                3.05           1,500
                                  6/21/04                3.17           5,200
                                  6/18/04                3.07               0
                                  6/17/04                3.07               0
                                  6/16/04                3.07               0
                                  6/15/04                3.07               0
                                  6/14/04                3.07               0
                                  6/10/04                3.07               0
                                   6/9/04                3.07           6,400
                                   6/8/04                3.22               0
                                   6/7/04                3.22               0
                                   6/4/04                3.22             600
                                   6/3/04                3.25             900
                                   6/2/04                3.30               0
                                   6/1/04                3.30           1,200
                                          ------------------------------------
                  June 2004 Average Price                3.14
                   June 2004 Total Volume                              20,500
           June 2004 Average Daily Volume                                 976

                                  5/28/04                3.94             200
                                  5/27/04                3.40           2,700
                                  5/26/04                4.00               0
                                  5/25/04                4.00               0
                                  5/24/04                4.00               0
                                  5/21/04                4.00             200
                                  5/20/04                3.19               0
                                  5/19/04                3.19               0
                                  5/18/04                3.19             300
                                  5/17/04                3.45               0
                                  5/14/04                3.45               0
                                  5/13/04                3.45               0
                                  5/12/04                3.45               0
                                  5/11/04                3.45           2,200
                                  5/10/04                3.40           1,700
                                   5/7/04                3.42               0
                                   5/6/04                3.42               0
                                   5/5/04                3.42           1,400
                                   5/4/04                3.67             100
                                   5/3/04                3.95               0
                                          ------------------------------------
                   May 2004 Average Price                3.57
                    May 2004 Total Volume                               8,800
            May 2004 Average Daily Volume                                 440

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                             STOCK PRICE AND TRADING VOLUME



                                                      CLOSING
                                     DATE               PRICE          VOLUME
-------------------------------------------------------------------------------
                                  4/30/04                3.95               0
                                  4/29/04                3.95               0
                                  4/28/04                3.95               0
                                  4/27/04                3.95               0
                                  4/26/04                3.95               0
                                  4/23/04                3.95               0
                                  4/22/04                3.95               0
                                  4/21/04                3.95               0
                                  4/20/04                3.95               0
                                  4/19/04                3.95               0
                                  4/16/04                3.95               0
                                  4/15/04                3.95               0
                                  4/14/04                3.95               0
                                  4/13/04                3.95               0
                                  4/12/04                3.95               0
                                   4/8/04                3.95               0
                                   4/7/04                3.95             400
                                   4/6/04                4.25               0
                                   4/5/04                4.25               0
                                   4/2/04                4.25             200
                                   4/1/04                4.15               0
                                          ------------------------------------
                 April 2004 Average Price                4.00
                  April 2004 Total Volume                                 600
          April 2004 Average Daily Volume                                  29

                                  3/31/04                4.15             500
                                  3/30/04                3.92           5,100
                                  3/29/04                4.75               0
                                  3/26/04                4.75               0
                                  3/25/04                4.75           1,700
                                  3/24/04                4.75             900
                                  3/23/04                4.75               0
                                  3/22/04                4.75               0
                                  3/19/04                4.75               0
                                  3/18/04                4.75             200
                                  3/17/04                4.16               0
                                  3/16/04                4.16               0
                                  3/15/04                4.16             500
                                  3/12/04                4.25               0
                                  3/11/04                4.25               0
                                  3/10/04                4.25               0
                                   3/9/04                4.25               0
                                   3/8/04                4.25               0
                                   3/5/04                4.25               0
                                   3/4/04                4.25           4,000
                                   3/3/04                4.75               0
                                   3/2/04                4.75               0
                                   3/1/04                4.75               0
                                          ------------------------------------
                 March 2004 Average Price                4.46
                  March 2004 Total Volume                              12,900
          March 2004 Average Daily Volume                                 561

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME



                                                      CLOSING
                                     DATE               PRICE          VOLUME
-----------------------------------------------------------------------------
                                  2/27/04                4.75             200
                                  2/26/04                4.10               0
                                  2/25/04                4.10               0
                                  2/24/04                4.10               0
                                  2/23/04                4.10               0
                                  2/20/04                4.10               0
                                  2/19/04                4.10               0
                                  2/18/04                4.10               0
                                  2/17/04                4.10               0
                                  2/13/04                4.10               0
                                  2/12/04                4.10               0
                                  2/11/04                4.10               0
                                  2/10/04                4.10           3,200
                                   2/9/04                4.25               0
                                   2/6/04                4.25             200
                                   2/5/04                4.25           1,000
                                   2/4/04                4.00               0
                                   2/3/04                4.00               0
                                   2/2/04                4.00               0
                                          -----------------------------------
              February 2004 Average Price                4.14
               February 2004 Total Volume                               4,600
       February 2004 Average Daily Volume                                 242


                                  1/30/04                4.00               0
                                  1/29/04                4.00               0
                                  1/28/04                4.00               0
                                  1/27/04                4.00               0
                                  1/26/04                4.00               0
                                  1/23/04                4.00             200
                                  1/22/04                3.60             600
                                  1/21/04                3.47               0
                                  1/20/04                3.47               0
                                  1/16/04                3.47               0
                                  1/15/04                3.47               0
                                  1/14/04                3.47             200
                                  1/13/04                3.52           1,400
                                  1/12/04                3.92             100
                                   1/9/04                3.45             700
                                   1/8/04                3.22               0
                                   1/7/04                3.22             500
                                   1/6/04                3.45               0
                                   1/5/04                3.45               0
                                   1/2/04                3.45             300
                                          -----------------------------------
               January 2004 Average Price                3.63
                January 2004 Total Volume                               4,000
        January 2004 Average Daily Volume                                 200

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                 12/31/03                3.44           4,500
                                 12/30/03                3.30           3,000
                                 12/29/03                3.20           8,000
                                 12/26/03                3.52               0
                                 12/24/03                3.52               0
                                 12/23/03                3.52               0
                                 12/22/03                3.52               0
                                 12/19/03                3.52           2,400
                                 12/18/03                3.74             100
                                 12/17/03                3.45               0
                                 12/16/03                3.45           1,100
                                 12/15/03                3.60           2,900
                                 12/12/04                3.90               0
                                 12/11/04                3.90               0
                                 12/10/04                3.90               0
                                  12/9/04                3.90               0
                                  12/8/04                3.90               0
                                  12/5/03                3.90               0
                                  12/4/03                3.90               0
                                  12/3/03                3.90             700
                                  12/2/03                3.85               0
                                  12/1/03                3.85               0
                                          ------------------------------------
              December 2003 Average Price                3.67
               December 2003 Total Volume                              22,700
       December 2003 Average Daily Volume                               1,032

                                 11/28/03                3.85               0
                                 11/26/03                3.85               0
                                 11/25/03                3.85               0
                                 11/24/03                3.85               0
                                 11/21/03                3.85               0
                                 11/20/03                3.85             400
                                 11/19/03                3.90               0
                                 11/18/03                3.90               0
                                 11/17/03                3.90             500
                                 11/14/03                4.20             400
                                 11/13/03                4.25             500
                                 11/12/03                4.36             600
                                 11/11/03                4.00               0
                                 11/10/03                4.00               0
                                  11/7/03                4.00               0
                                  11/6/03                4.00               0
                                  11/5/03                4.00               0
                                  11/4/03                4.00             300
                                  11/3/03                4.16             900
                                          ------------------------------------
              November 2003 Average Price                3.99
               November 2003 Total Volume                               3,600
       November 2003 Average Daily Volume                                 189

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
-----------------------------------------------------------------------------
                                 10/31/03                3.50           5,700
                                 10/30/03                3.70             700
                                 10/29/03                3.49             900
                                 10/28/03                3.66             500
                                 10/27/03                3.65             600
                                 10/24/03                3.25             100
                                 10/23/03                3.40           2,000
                                 10/22/03                3.11               0
                                 10/21/03                3.11               0
                                 10/20/03                3.11               0
                                 10/17/03                3.11               0
                                 10/16/03                3.11               0
                                 10/15/03                3.11             500
                                 10/14/03                3.11               0
                                 10/13/03                3.11               0
                                 10/10/03                3.11             100
                                  10/9/03                3.11               0
                                  10/8/03                3.11               0
                                  10/7/03                3.11               0
                                  10/6/03                3.11               0
                                  10/3/03                3.11               0
                                  10/2/03                3.11               0
                                  10/1/03                3.11               0
                                          -----------------------------------
               October 2003 Average Price                3.24
                October 2003 Total Volume                              11,100
        October 2003 Average Daily Volume                                 483


                                  9/30/03                3.11               0
                                  9/29/03                3.11             100
                                  9/26/03                3.10               0
                                  9/25/03                3.10               0
                                  9/24/03                3.10               0
                                  9/23/03                3.10               0
                                  9/22/03                3.10               0
                                  9/19/03                3.10               0
                                  9/18/03                3.10               0
                                  9/17/03                3.10               0
                                  9/16/03                3.10               0
                                  9/15/03                3.10               0
                                  9/12/03                3.10           1,000
                                  9/11/03                3.32             200
                                  9/10/03                3.27               0
                                   9/9/03                3.27               0
                                   9/8/03                3.27             100
                                   9/5/03                3.46               0
                                   9/4/03                3.46               0
                                   9/3/03                3.46             200
                                   9/2/03                3.70             100
                                          -----------------------------------
             September 2003 Average Price                3.22
              September 2003 Total Volume                               1,700
      September 2003 Average Daily Volume                                  81

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
-----------------------------------------------------------------------------
                                  8/29/03                3.46           1,400
                                  8/28/03                3.70           1,500
                                  8/27/03                3.06               0
                                  8/26/03                3.06               0
                                  8/25/03                3.06             500
                                  8/22/03                3.06             500
                                  8/21/03                3.13               0
                                  8/20/03                3.13               0
                                  8/19/03                3.13               0
                                  8/18/03                3.13             100
                                  8/15/03                3.25               0
                                  8/14/03                3.25               0
                                  8/13/03                3.25               0
                                  8/12/03                3.25               0
                                  8/11/03                3.25               0
                                   8/8/03                3.25               0
                                   8/7/03                3.25               0
                                   8/6/03                3.25               0
                                   8/5/03                3.25               0
                                   8/4/03                3.25               0
                                   8/1/03                3.25               0
                                          -----------------------------------
                August 2003 Average Price                3.22
                 August 2003 Total Volume                               4,000
         August 2003 Average Daily Volume                                 190

                                  7/31/03                3.25               0
                                  7/30/03                3.25               0
                                  7/29/03                3.25               0
                                  7/28/03                3.25               0
                                  7/25/03                3.25               0
                                  7/24/03                3.25               0
                                  7/23/03                3.25               0
                                  7/22/03                3.25               0
                                  7/21/03                3.25               0
                                  7/18/03                3.25               0
                                  7/17/03                3.25             300
                                  7/16/03                3.25               0
                                  7/15/03                3.25               0
                                  7/14/03                3.25               0
                                  7/11/03                3.25           3,800
                                  7/10/03                3.26           6,000
                                   7/9/03                3.40             600
                                   7/8/03                3.41               0
                                   7/7/03                3.41               0
                                   7/3/03                3.41               0
                                   7/2/03                3.41               0
                                   7/1/03                3.41               0
                                          -----------------------------------
                  July 2003 Average Price                3.29
                   July 2003 Total Volume                              10,700
           July 2003 Average Daily Volume                                 486

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  6/30/03                3.41               0
                                  6/27/03                3.41               0
                                  6/26/03                3.41               0
                                  6/25/03                3.41               0
                                  6/24/03                3.41             100
                                  6/23/03                3.41             100
                                  6/20/03                3.55               0
                                  6/19/03                3.55               0
                                  6/18/03                3.55           2,300
                                  6/17/03                3.70               0
                                  6/16/03                3.70               0
                                  6/13/03                3.70               0
                                  6/12/03                3.70               0
                                  6/11/03                3.70               0
                                  6/10/03                3.70               0
                                   6/9/03                3.70               0
                                   6/6/03                3.70               0
                                   6/5/03                3.70               0
                                   6/4/03                3.70               0
                                   6/3/03                3.70           5,000
                                   6/2/03                3.95               0
                                          ------------------------------------
                  June 2003 Average Price                3.61
                   June 2003 Total Volume                               7,500
           June 2003 Average Daily Volume                                 357

                                  5/30/03                3.95               0
                                  5/29/03                3.95               0
                                  5/28/03                3.95             100
                                  5/27/03                4.00             200
                                  5/23/03                4.01               0
                                  5/22/03                4.01               0
                                  5/21/03                4.01               0
                                  5/20/03                4.01             200
                                  5/19/03                4.25               0
                                  5/16/03                4.25               0
                                  5/15/03                4.25               0
                                  5/14/03                4.25             200
                                  5/13/03                4.40             100
                                  5/12/03                4.40             100
                                   5/9/03                4.40               0
                                   5/8/03                4.40               0
                                   5/7/03                4.40             600
                                   5/6/03                4.40               0
                                   5/5/03                4.40               0
                                   5/2/03                4.40               0
                                   5/1/03                4.40             100
                                          ------------------------------------
                   May 2003 Average Price                4.21
                    May 2003 Total Volume                               1,600
            May 2003 Average Daily Volume                                  76

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  4/30/03                4.40               0
                                  4/29/03                4.40               0
                                  4/28/03                4.40               0
                                  4/25/03                4.40               0
                                  4/24/03                4.40               0
                                  4/23/03                4.40               0
                                  4/22/03                4.40               0
                                  4/21/03                4.40               0
                                  4/17/03                4.40               0
                                  4/16/03                4.40               0
                                  4/15/03                4.40               0
                                  4/14/03                4.40               0
                                  4/11/03                4.40               0
                                  4/10/03                4.40             200
                                   4/9/03                4.47               0
                                   4/8/03                4.47             700
                                   4/7/03                4.48               0
                                   4/4/03                4.48               0
                                   4/3/03                4.48               0
                                   4/2/03                4.48               0
                                   4/2/03       105:100 Stock Split
                                   4/1/03                4.70           1,000
                                          ------------------------------------
                 April 2003 Average Price                4.44
                  April 2003 Total Volume                               1,900
          April 2003 Average Daily Volume                                  90

                                  3/31/03                5.39           3,200
                                  3/28/03                4.55               0
                                  3/27/03                4.55               0
                                  3/26/03                4.55             500
                                  3/25/03                4.75               0
                                  3/24/03                4.75               0
                                  3/21/03                4.75               0
                                  3/20/03                4.75               0
                                  3/19/03                4.75               0
                                  3/18/03                4.75             200
                                  3/17/03                4.86               0
                                  3/14/03                4.86               0
                                  3/13/03                4.86               0
                                  3/12/03                4.86               0
                                  3/11/03                4.86               0
                                  3/10/03                4.86               0
                                   3/7/03                4.86               0
                                   3/6/03                4.86               0
                                   3/5/03                4.86           1,000
                                   3/4/03                5.24               0
                                   3/3/03                5.24               0
                                          ------------------------------------
                 March 2003 Average Price                4.85
                  March 2003 Total Volume                               4,900
          March 2003 Average Daily Volume                                 233

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  2/28/03                5.24               0
                                  2/27/03                5.24             300
                                  2/26/03                5.22             200
                                  2/25/03                4.82               0
                                  2/24/03                4.82               0
                                  2/21/03                4.82               0
                                  2/20/03                4.82               0
                                  2/19/03                4.82           1,000
                                  2/18/03                4.90           1,600
                                  2/14/03                4.81           1,000
                                  2/13/03                4.74           1,200
                                  2/12/03                4.68           3,000
                                  2/11/03                4.90           1,000
                                  2/10/03                4.94           1,100
                                   2/7/03                4.77           4,200
                                   2/6/03                5.00          11,500
                                   2/5/03                4.20          22,600
                                   2/4/03                5.42               0
                                   2/3/03                5.42           1,000
                                          ------------------------------------
              February 2003 Average Price                4.93
               February 2003 Total Volume                              49,700
       February 2003 Average Daily Volume                               2,616

                                  1/31/03                5.96           9,600
                                  1/30/03                4.87           3,000
                                  1/29/03                3.48          34,600
                                  1/28/03                4.85               0
                                  1/27/03                4.85               0
                                  1/24/03                4.85               0
                                  1/23/03                4.85               0
                                  1/22/03                4.85               0
                                  1/21/03                4.85               0
                                  1/17/03                4.85               0
                                  1/16/03                4.85           3,200
                                  1/15/03                4.81               0
                                  1/14/03                4.81               0
                                  1/13/03                4.81             300
                                  1/10/03                4.83               0
                                   1/9/03                4.83             100
                                   1/8/03                4.99               0
                                   1/7/03                4.99             500
                                   1/6/03                4.81           1,900
                                   1/3/03                4.81           2,300
                                   1/2/03                4.62           4,700
                                          ------------------------------------
               January 2003 Average Price                4.83
                January 2003 Total Volume                              60,200
        January 2003 Average Daily Volume                               2,867

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                 12/31/02                3.82           5,900
                                 12/30/02                3.82               0
                                 12/27/02                3.82               0
                                 12/26/02                3.82               0
                                 12/24/02                3.82               0
                                 12/23/02                3.82               0
                                 12/20/02                3.82           1,000
                                 12/19/02                3.65           1,700
                                 12/18/02                3.62               0
                                 12/17/02                3.62               0
                                 12/16/02                3.62             100
                                 12/13/02                3.21             200
                                 12/12/02                3.62               0
                                 12/11/02                3.62               0
                                 12/10/02                3.62               0
                                  12/9/02                3.62             100
                                  12/6/02                3.55               0
                                  12/5/02                3.55               0
                                  12/4/02                3.55               0
                                  12/3/02                3.55               0
                                  12/2/02                3.55               0
                                          ------------------------------------
              December 2002 Average Price                3.65
               December 2002 Total Volume                               9,000
       December 2002 Average Daily Volume                                 429

                                 11/29/02                3.55               0
                                 11/27/02                3.55               0
                                 11/26/02                3.55               0
                                 11/25/02                3.55               0
                                 11/22/02                3.55               0
                                 11/21/02                3.55               0
                                 11/20/02                3.55               0
                                 11/19/02                3.55               0
                                 11/18/02                3.55               0
                                 11/15/02                3.55               0
                                 11/14/02                3.55             700
                                 11/13/02                3.42               0
                                 11/12/02                3.42               0
                                 11/11/02                3.42               0
                                  11/8/02                3.42               0
                                  11/7/02                3.42               0
                                  11/6/02                3.42               0
                                  11/5/02                3.42               0
                                  11/4/02                3.42               0
                                  11/1/02                3.42               0
                                          ------------------------------------
              November 2002 Average Price                3.49
               November 2002 Total Volume                                 700
       November 2002 Average Daily Volume                                  35

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY
                             STOCK PRICE AND TRADING
                                     VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                 10/31/02                3.42               0
                                 10/30/02                3.42               0
                                 10/29/02                3.42               0
                                 10/28/02                3.42               0
                                 10/25/02                3.42               0
                                 10/24/02                3.42               0
                                 10/23/02                3.42               0
                                 10/22/02                3.42               0
                                 10/21/02                3.42               0
                                 10/18/02                3.42               0
                                 10/17/02                3.42             100
                                 10/16/02                3.65             300
                                 10/15/02                3.45           1,000
                                 10/14/02                3.47               0
                                 10/11/02                3.47               0
                                 10/10/02                3.47               0
                                  10/9/02                3.47             100
                                  10/8/02                3.65               0
                                  10/7/02                3.65               0
                                  10/4/02                3.65               0
                                  10/3/02                3.65               0
                                  10/2/02                3.65               0
                                  10/1/02                3.65               0
                                          ------------------------------------
               October 2002 Average Price                3.50
                October 2002 Total Volume                               1,500
        October 2002 Average Daily Volume                                  65

                                  9/30/02                3.65               0
                                  9/27/02                3.65               0
                                  9/26/02                3.65               0
                                  9/25/02                3.65               0
                                  9/24/02                3.65               0
                                  9/23/02                3.65             800
                                  9/20/02                3.65               0
                                  9/19/02                3.65             200
                                  9/18/02                3.63               0
                                  9/17/02                3.63               0
                                  9/16/02                3.63               0
                                  9/13/02                3.63               0
                                  9/12/02                3.63           3,400
                                  9/11/02                3.20               0
                                  9/10/02                3.20               0
                                   9/9/02                3.20               0
                                   9/6/02                3.20               0
                                   9/5/02                3.20               0
                                   9/4/02                3.20               0
                                   9/3/02                3.20               0
                                          ------------------------------------
             September 2002 Average Price                3.49
              September 2002 Total Volume                               4,400
      September 2002 Average Daily Volume                                 220

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  8/30/02                3.20               0
                                  8/29/02                3.20               0
                                  8/28/02                3.20               0
                                  8/27/02                3.20               0
                                  8/26/02                3.20               0
                                  8/23/02                3.20               0
                                  8/22/02                3.20               0
                                  8/21/02                3.20               0
                                  8/20/02                3.20             200
                                  8/19/02                3.21               0
                                  8/16/02                3.21               0
                                  8/15/02                3.21               0
                                  8/14/02                3.21               0
                                  8/13/02                3.21               0
                                  8/12/02                3.21               0
                                   8/9/02                3.21             400
                                   8/8/02                3.21               0
                                   8/7/02                3.21               0
                                   8/6/02                3.21               0
                                   8/5/02                3.21               0
                                   8/2/02                3.21             600
                                   8/1/02                3.19               0
                                          ------------------------------------
                August 2002 Average Price                3.21
                 August 2002 Total Volume                               1,200
         August 2002 Average Daily Volume                                  55

                                  7/31/02                3.19               0
                                  7/30/02                3.19               0
                                  7/29/02                3.19               0
                                  7/26/02                3.19               0
                                  7/25/02                3.19               0
                                  7/24/02                3.19               0
                                  7/23/02                3.19               0
                                  7/22/02                3.19             600
                                  7/19/02                3.19               0
                                  7/18/02                3.19               0
                                  7/17/02                3.19               0
                                  7/16/02                3.19               0
                                  7/15/02                3.19               0
                                  7/12/02                3.19               0
                                  7/11/02                3.19               0
                                  7/10/02                3.19               0
                                   7/9/02                3.19               0
                                   7/8/02                3.19               0
                                   7/5/02                3.19           2,100
                                   7/3/02                3.16               0
                                   7/2/02                3.16               0
                                   7/1/02                3.16               0
                                          ------------------------------------

                  July 2002 Average Price                3.19
                   July 2002 Total Volume                               2,700
           July 2002 Average Daily Volume                                 123

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING 6VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  6/28/02                3.16               0
                                  6/27/02                3.16             200
                                  6/26/02                3.16               0
                                  6/25/02                3.16               0
                                  6/24/02                3.16               0
                                  6/21/02                3.16               0
                                  6/20/02                3.16             400
                                  6/19/02                3.16               0
                                  6/18/02                3.16               0
                                  6/17/02                3.16               0
                                  6/14/02                3.16             400
                                  6/13/02                3.16             200
                                  6/12/02                3.30               0
                                  6/11/02                3.30               0
                                  6/10/02                3.30               0
                                   6/7/02                3.30               0
                                   6/6/02                3.30               0
                                   6/5/02                3.30               0
                                   6/4/02                3.30               0
                                   6/3/02                3.30          12,400
                                          ------------------------------------
                  June 2002 Average Price                3.22
                   June 2002 Total Volume                              13,600
           June 2002 Average Daily Volume                                 680

                                  5/31/02                3.30          26,300
                                  5/30/02                3.20               0
                                  5/29/02                3.20               0
                                  5/28/02                3.20               0
                                  5/24/02                3.20               0
                                  5/23/02                3.20               0
                                  5/22/02                3.20               0
                                  5/21/02                3.20             500
                                  5/20/02                3.28           7,000
                                  5/17/02                3.25               0
                                  5/16/02                3.25               0
                                  5/15/02                3.25               0
                                  5/14/02                3.25               0
                                  5/13/02                3.25               0
                                  5/10/02                3.25               0
                                   5/9/02                3.25               0
                                   5/8/02                3.25               0
                                   5/7/02                3.25               0
                                   5/6/02                3.25             200
                                   5/3/02                3.15               0
                                   5/2/02                3.15               0
                                   5/1/02                3.15               0
                                          ------------------------------------
                   May 2002 Average Price                3.22
                    May 2002 Total Volume                              34,000
            May 2002 Average Daily Volume                               1,545

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  4/30/02                3.15               0
                                  4/29/02                3.15               0
                                  4/26/02                3.15               0
                                  4/25/02                3.15               0
                                  4/24/02                3.15               0
                                  4/23/02                3.15               0
                                  4/22/02                3.15             900
                                  4/19/02                3.06               0
                                  4/18/02                3.06               0
                                  4/17/02                3.06               0
                                  4/16/02                3.06               0
                                  4/15/02                3.06               0
                                  4/12/02                3.06               0
                                  4/11/02                3.06               0
                                  4/10/02                3.06               0
                                   4/8/02                3.06               0
                                   4/5/02                3.06               0
                                   4/4/02                3.06               0
                                   4/3/02                3.06               0
                                   4/2/02                3.06               0
                                   4/1/02                3.06               0
                                          ------------------------------------
                 April 2002 Average Price                3.09
                  April 2002 Total Volume                                 900
          April 2002 Average Daily Volume                                  43

                                  3/28/02                3.06               0
                                  3/27/02                3.06               0
                                  3/27/02       105:100 Stock Split
                                  3/26/02                3.21               0
                                  3/25/02                3.21             200
                                  3/22/02                3.68               0
                                  3/21/02                3.68               0
                                  3/20/02                3.68               0
                                  3/19/02                3.68               0
                                  3/18/02                3.68               0
                                  3/15/02                3.68             800
                                  3/14/02                3.31               0
                                  3/13/02                3.31               0
                                  3/12/02                3.31             400
                                  3/11/02                3.30               0
                                   3/8/02                3.30             600
                                   3/7/02                3.30               0
                                   3/6/02                3.30               0
                                   3/5/02                3.30             100
                                   3/4/02                3.20               0
                                   3/1/02                3.20               0
                                          ------------------------------------
                 March 2002 Average Price                3.37
                  March 2002 Total Volume                               2,100
          March 2002 Average Daily Volume                                 105

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  2/28/02                3.20               0
                                  2/27/02                3.20               0
                                  2/26/02                3.20               0
                                  2/25/02                3.20             400
                                  2/22/02                3.20               0
                                  2/21/02                3.20               0
                                  2/20/02                3.20               0
                                  2/19/02                3.20               0
                                  2/15/02                3.20               0
                                  2/14/02                3.20               0
                                  2/13/02                3.20               0
                                  2/12/02                3.20               0
                                  2/11/02                3.20               0
                                   2/8/02                3.20             200
                                   2/7/02                3.20               0
                                   2/6/02                3.20               0
                                   2/5/02                3.20               0
                                   2/4/02                3.20               0
                                          ------------------------------------
              February 2002 Average Price                3.20
               February 2002 Total Volume                                 600
       February 2002 Average Daily Volume                                  33

                                  1/31/02                3.20               0
                                  1/30/02                3.20               0
                                  1/29/02                3.20             400
                                  1/28/02                3.16               0
                                  1/25/02                3.16               0
                                  1/24/02                3.16               0
                                  1/23/02                3.16               0
                                  1/22/02                3.16               0
                                  1/18/02                3.16               0
                                  1/17/02                3.16             900
                                  1/16/02                3.15               0
                                  1/15/02                3.15               0
                                  1/14/02                3.15               0
                                  1/11/02                3.15               0
                                  1/10/02                3.15               0
                                   1/9/02                3.15               0
                                   1/8/02                3.15               0
                                   1/7/02                3.15               0
                                   1/4/02                3.15               0
                                   1/3/02                3.15               0
                                   1/2/02                3.15               0
                                          ------------------------------------
               January 2002 Average Price                3.16
                January 2002 Total Volume                               1,300
        January 2002 Average Daily Volume                                  62

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                 12/31/01                3.15               0
                                 12/28/01                3.15               0
                                 12/27/01                3.15               0
                                 12/26/01                3.15             100
                                 12/24/01                3.50               0
                                 12/21/01                3.50               0
                                 12/20/01                3.50               0
                                 12/19/01                3.50               0
                                 12/18/01                3.50               0
                                 12/17/01                3.50               0
                                 12/14/01                3.50               0
                                 12/13/01                3.50               0
                                 12/12/01                3.50             200
                                 12/11/01                3.15               0
                                 12/10/01                3.15               0
                                  12/7/01                3.15               0
                                  12/6/01                3.15             100
                                  12/5/01                3.20               0
                                  12/4/01                3.20               0
                                  12/3/01                3.20               0
                                          ------------------------------------
              December 2001 Average Price                3.32
               December 2001 Total Volume                                 400
       December 2001 Average Daily Volume                                  20

                                 11/30/01                3.20          16,600
                                 11/29/01                3.15          55,700
                                 11/28/01                3.20               0
                                 11/27/01                3.20               0
                                 11/26/01                3.20               0
                                 11/23/01                3.20               0
                                 11/21/01                3.20               0
                                 11/20/01                3.20               0
                                 11/19/01                3.20               0
                                 11/16/01                3.20               0
                                 11/15/01                3.20               0
                                 11/14/01                3.20               0
                                 11/13/01                3.20               0
                                 11/12/01                3.20               0
                                  11/9/01                3.20               0
                                  11/8/01                3.20             500
                                  11/7/01                2.95               0
                                  11/6/01                2.95             200
                                  11/5/01                2.80               0
                                  11/2/01                2.80               0
                                  11/1/01                2.80               0
                                          ------------------------------------
              November 2001 Average Price                3.12
               November 2001 Total Volume                              73,000
       November 2001 Average Daily Volume                               3,476

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY
                             STOCK PRICE AND TRADING
                                     VOLUME


                                                      CLOSING
                                     DATE               PRICE         VOLUME
-----------------------------------------------------------------------------
                                 10/31/01                2.80          24,700
                                 10/30/01                3.23               0
                                 10/29/01                3.23           2,200
                                 10/26/01                3.23             500
                                 10/25/01                3.23           1,300
                                 10/24/01                3.33               0
                                 10/23/01                3.33               0
                                 10/22/01                3.33               0
                                 10/19/01                3.33               0
                                 10/18/01                3.33               0
                                 10/17/01                3.33               0
                                 10/16/01                3.33               0
                                 10/15/01                3.33               0
                                 10/12/01                3.33               0
                                 10/11/01                3.33               0
                                 10/10/01                3.33               0
                                  10/9/01                3.33               0
                                  10/8/01                3.33               0
                                  10/5/01                3.33               0
                                  10/4/01                3.33               0
                                  10/3/01                3.33               0
                                  10/2/01                3.33               0
                                  10/1/01                3.33               0
                                          -----------------------------------
               October 2001 Average Price                3.29
                October 2001 Total Volume                              28,700
        October 2001 Average Daily Volume                               1,248

                                  9/28/01                3.33               0
                                  9/27/01                3.33               0
                                  9/26/01                3.33               0
                                  9/25/01                3.33               0
                                  9/24/01                3.33             200
                                  9/21/01                3.33             200
                                  9/20/01                3.33           1,600
                                  9/19/01                3.20               0
                                  9/18/01                3.20               0
                                  9/17/01                3.20             100
                                  9/10/01                3.20             100
                                   9/7/01                3.20               0
                                   9/6/01                3.20               0
                                   9/5/01                3.20               0
                                   9/4/01                3.20               0
                                          -----------------------------------
             September 2001 Average Price                3.26
              September 2001 Total Volume                               2,200
      September 2001 Average Daily Volume                                 147

                                    EXHIBIT 6
                                   (continued)

                                SOUTHERN SECURITY

                         STOCK PRICE AND TRADING VOLUME


                                                      CLOSING
                                     DATE               PRICE          VOLUME
------------------------------------------------------------------------------
                                  8/31/01                3.20               0
                                  8/30/01                3.20               0
                                  8/29/01                3.20               0
                                  8/28/01                3.20               0
                                  8/27/01                3.20               0
                                  8/24/01                3.20               0
                                  8/23/01                3.20               0
                                  8/22/01                3.20               0
                                  8/21/01                3.20               0
                                  8/20/01                3.20             500
                                  8/17/01                3.13               0
                                  8/16/01                3.13               0
                                  8/15/01                3.13               0
                                  8/14/01                3.13               0
                                  8/13/01                3.13               0
                                  8/10/01                3.13               0
                                   8/9/01                3.13               0
                                   8/8/01                3.13               0
                                   8/7/01                3.13             600
                                   8/6/01                3.13               0
                                   8/3/01                3.13               0
                                   8/2/01                3.13             100
                                   8/1/01                3.13               0
                                          ------------------------------------
                August 2001 Average Price                3.16
                 August 2001 Total Volume                               1,200
         August 2001 Average Daily Volume                                  52

                                  7/31/01                3.13               0
                                  7/30/01                3.13               0
                                  7/27/01                3.13               0
                                  7/26/01                3.13               0
                                  7/25/01                3.13               0
                                  7/24/01                3.13               0
                                  7/23/01                3.13               0
                                  7/20/01                3.13               0
                                  7/19/01                3.13               0
                                  7/18/01                3.13               0
                                  7/17/01                3.13               0
                                  7/16/01                3.13               0
                                  7/13/01                3.13               0
                                  7/12/01                3.13               0
                                  7/11/01                3.13               0
                                  7/10/01                3.13               0
                                   7/9/01                3.13               0
                                   7/6/01                3.13               0
                                   7/5/01                3.13               0
                                   7/3/01                3.13               0
                                   7/2/01                3.13               0
                                          ------------------------------------
                  July 2001 Average Price                3.13
                   July 2001 Total Volume                                   0
           July 2001 Average Daily Volume                                   0

                                    EXHIBIT 7

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


AEGON Insurance Group is one of the largest international diversified life insurance and financial services companies in the world. It is headquartered in The Hague, Netherlands, with major operating units in the United States, United Kingdom, Spain, and Hungary. Approximately 85% of the company's revenue is generated by its life insurance operations. The company also offers accident and health insurance and general insurance, and has limited banking activities.

AFLAC Inc. is the world's largest underwriter of supplemental cancer insurance, most of which is sold through trade and employee organizations in Japan. The company also sells life, Medicare supplement, accident, and long-term convalescent care insurance policies. The company is authorized to conduct insurance business in all 50 U.S. states and Japan. The company offers several life insurance plans in the United States.

Alfa Corp., through its subsidiary Alfa Life Insurance, writes individual life insurance policies comprising whole life, term life, interest-sensitive whole life, and universal life products in Alabama, Georgia, and Mississippi. The company is also a direct writer of preferred and standard-risk property and casualty insurance, including automobile, homeowner, and farm owner policies, in Georgia and Mississippi. The company markets its insurance products through approximately 575 agents.

American Equity Investment Life develops, markets, issues and administers annuities and life insurance. The company is a full-service underwriter of a broad array of annuity and insurance products, selling fixed rate, variable, and index annuities. The company is licensed to sell its products in 46 states and the District of Columbia.

American Financial Group is engaged primarily in property and casualty insurance, focusing on commercial products for businesses, as well as the sale of retirement annuities, life insurance, and supplemental health insurance products. The company sells life and supplemental health insurance products in the United States and Puerto Rico.

American International Group sells property and casualty insurance, with its domestic property and casualty operations being the largest in the United States. The company also sells individual and group life and health insurance products, and provides risk management and agency services. Life insurance operations account for approximately 43% of the company's total operating income. The company offers its products and services in some 130 countries.

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


American National Insurance offers a line of insurance coverage, including individual life, health, disability, and annuities; group life and health; personal lines property and casualty; and credit insurance. The company is licensed to do business in 49 states, the District of Columbia, Puerto Rico, Guam, American Samoa, and Western Europe. Life insurance policies are offered through career field forces, independent marketing operations, and direct response. The company also offers a variety of financial products, such as mutual funds, variable life insurance, and variable annuities.

AmerUs Group engages in the business of marketing, underwriting, and distributing a range of individual life insurance and annuity products to individuals and businesses in 49 states, the District of Columbia, and the U.S. Virgin Islands. The company's primary product offerings consist of whole life, universal life, variable life, and term life insurance policies, as well as fixed and variable annuities. The company mainly services suburban and rural areas through 550 career general agents and 900 personal producing general agents.

Annuity and Life RE Holdings is the holding company for Annuity and Life Reassurance, which provides insurance services. The company offers reinsurance policies for individual term, whole term, and universal life insurance policies. In addition, the company offers reinsurance policies for joint and survivor insurance policies, as well as for fixed and variable annuities.

Atlantic American is a holding company for subsidiaries in the life, health, property, and casualty insurance industries. The company's principal subsidiaries, Georgia Casualty & Surety and Bankers Fidelity Life Insurance, provide life, workers' compensation, business automobile, general liability, property, and long-haul physical damage insurance.

AXA ADR is a France-based holding company whose subsidiaries offer property and casualty policies, life insurance, and asset management products. The company is geographically diversified, with operations mainly in Western Europe, North America, and Asia Pacific. It owns interests in insurance companies worldwide, including 100% of U.S. insurer AXA Financial, a 53% interest in U.S. asset management company Alliance Capital Management, and 100% of United Kingdom insurer Sun Life.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


Ceres Group provides a wide array of health and life insurance products to approximately 358,000 insureds through two primary business segments. Its senior segment includes senior health, life, and annuity products for Americans age 55 and over. The medical segment includes group and individual life, catastrophic, disability, major medical health, and dental insurance for individuals, associations, and small businesses. The company's nationwide distribution channels include approximately 36,000 independent and exclusive agents, as well as QQLink, its proprietary, patent-pending electronic distribution system.

Cincinnati Financial is a holding company whose subsidiaries operate in the property and casualty insurance, life and health insurance, and financial services areas. The company offers life insurance through its Inter-Ocean
Insurance and Life Insurance Company of Cincinnati subsidiaries. The company sells insurance in 46 states, primarily in the midwestern and southeastern regions of the country.

Citizens Financial is an insurance holding company. The company's Citizens Security Life Insurance subsidiary underwrites life, accident, and health insurance. The company also offers annuity products. The company's insurance products include both individual and group policies, which it is licensed to sell in 19 states and the District of Columbia. The company markets its insurance and annuity products through more than 1,700 independent agents.

Citizens, Inc. markets life insurance through several operating subsidiaries, namely Citizens Insurance Company of America (CICA), Central Investors Life Insurance Company of Illinois, Combined Underwriters Life Insurance Company, Life Underwriters Life Insurance Company, Excalibur Insurance Corp., Computing Technology, Inc., Insurance Investors, Inc., and Funeral Homes of America. CICA sells ordinary life insurance policies domestically and internationally. It is a Colorado-domiciled life insurance company marketing primarily ordinary whole-life products on an international basis through marketing companies. It also offers specialty individual accident and health insurance policies to U.S. residents.

Conseco Inc. primarily provides insurance and consumer finance services and products. The company's subsidiaries underwrite life, health, and workers' compensation insurance policies for groups and individuals throughout the United States. In addition, the company offers variable and fixed annuities, consumer financing products and services, and investment management services.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


Cotton States Life Insurance markets individual life insurance, payroll deduction life insurance, guaranteed simplified issue life insurance, and individual annuities in ten states in the southeastern United States. The company's focus is primarily its individual life insurance products, which include universal life, graded premium whole life, annuities, and various supplemental riders. The company offers its insurance products through multi-line exclusive agents, who also write all lines of property and casualty insurance for the company's subsidiary, Shield Insurance Company.

Delphi Financial Group is a leading provider of group employee benefits, including life, short-term and long-term disability, excess workers' compensation, special accident, and dental insurance, as well as asset accumulation products (such as fixed annuities). The company's policies and products are targeted to the employee benefits market.

FBL Financial Group, through its subsidiaries Farm Bureau Life Insurance and EquiTrust Life Insurance, underwrites, markets, and distributes life insurance, annuities, and mutual funds to individuals and small businesses. The company's variable universal life and variable annuity products are marketed both internally through approximately 1,600 American Farm Bureau agents and through alliances with other life insurance companies and regional broker-dealers. The company also assumes business through reinsurance arrangements with other companies. The company's target market consists of farmers, ranchers, rural and suburban residents, and related individuals and businesses.

Financial Industries operates as a holding company primarily engaged in the life insurance business through its ownership of Family Life Insurance Company and Investors Life Insurance Company of North America. Family Life specializes in providing mortgage protection life insurance to borrowers of financial institutions, and is licensed to sell mortgage life insurance products in 48 states and the District of Columbia. Investors Life is engaged primarily in administering existing portfolios of individual life insurance and annuity policies, and markets and underwrites individual life insurance and annuity products in 49 states, the District of Columbia, and the U.S. Virgin Islands.

Great American Financial markets retirement products, primarily fixed and variable annuities, and various forms of life and supplemental health insurance in the United States and Puerto Rico. The company's life insurance products comprise traditional term and universal life insurance. The company's health products consist of coverage for medicare supplement, cancer, long-term care, accidental injury, short-term disability, hospital indemnity, and traditional whole life. The company principally sells its products to employees of primarily and secondary educational institutions and hospitals.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


Hartford Financial Services is one of the leading providers of property/casualty insurance in the United States. The company also offers individual life insurance and annuities, asset management services, employee benefits products, and specialty products. The company's life insurance operations rank among the fastest growing based on increases in assets. Life insurance products offered by the company include universal life insurance, term and modified guaranteed life insurance, and variable life insurance. The company acquired Fortis Financial Group in April 2001, making it the third largest underwriter of life insurance in the U.S.

Horace Mann Educators operates as an insurance holding company in the United States. Through its subsidiaries, the company markets and underwrites personal lines of property, casualty, and life insurance and retirement annuities. The company's life insurance products include traditional term and whole life insurance products. The company also underwrites "Experience Life", a flexible, adjustable premium life insurance contract which allows the customer to combine elements of term life insurance, interest-sensitive whole life insurance, and an interest-bearing account. The company markets its products primarily to educators and other employees of public schools and their families, as well as to other education-related customers, including school administrators, education support personnel, community college personnel, and customer referrals. The company markets its insurance products through exclusive agents across the United States and in Puerto Rico.

Independence Holding engages in the life and health insurance business through its wholly- owned subsidiaries, Standard Security Life Insurance of New York and Madison National Life Insurance. The company offers medical stop-loss, short-term statutory disability benefit products, group life (including life and annuity products of volunteer firefighters, military, and government personnel), and managed health care products throughout the United States, the District of Columbia, and Puerto Rico.

ING Group provides insurance, banking, and related financial services. The company offers life and general insurance, securities trading, loans, leasing, and debt conversion. The company operates insurance and banking offices in 65 countries in Europe, Africa, North and South America, and Asia.

Jefferson-Pilot is a holding company which owns Jefferson-Pilot Life, Jefferson-Pilot Communications, and Jefferson-Pilot Financial. The company underwrites life, annuity, accident and health, property and casualty, and title insurance. The company primarily provides individual life insurance services and products, but it also offers group life, medical, and dental plans. Jefferson-Pilot Communications owns and operates three television stations and 17 radio stations.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


Kansas City Life Insurance underwrites life insurance products and annuity products for groups and individuals through its Kansas City Life Insurance
Company, Sunset Life Insurance Company of America, and Old American Insurance Company operating subsidiaries and affiliates. The company markets its individual life insurance products, principally interest-sensitive and variable products, through a career general agency sales force, as well as through a personal producing general agency system. The company is licensed to operate in 48 states and the District of Columbia. The Old American segment of the company markets whole life final expense products to seniors through a general agency sales force. The company's insurance products are marketed through a group of approximately 150 independent insurance agencies.

Lincoln National is a holding company with operations in individual and group life and health insurance, reinsurance, and pension management. The company provides life insurance, annuity, and other investment products throughout the United States and in the United Kingdom. The company's First Penn subsidiary also markets life insurance and annuities through brokers and advisors.

Manulife Financial is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company. The company and its subsidiaries provide a range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities, and mutual funds, to individual and group customers in Canada, the United States, and Asia. The company also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services to institutional customers. In February 2004, the company's shareholders approved a merger of the company with John Hancock Financial, with the company being the surviving entity. Approval of the merger was granted by federal and Massachusetts state regulators in April 2004.

Metlife, Inc. is the largest life insurance company in the United States, with about $2.5 trillion in life insurance in force. The company is also a leading group non-medical health insurer, and provides annuities and other financial products and services to institutions and individuals. The company serves about 13 million households in the U.S., and has insurance operations in 14 countries. The company provides group insurance and retirement and savings products and services to approximately 70,000 corporations that employ about 33 million individuals.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


MONY Group provides life insurance, annuity, and investment products. The company offers a diverse portfolio of protection products consisting primarily of traditional life insurance, variable universal life insurance, and universal life insurance. The company's traditional protection products consist of whole life and term insurance products, which are sold primarily to higher-income individuals, including family builders, pre-retirees, and small business owners. The company sells its insurance products in all 50 states, the District of Columbia, the U.S. Virgin Islands, Guam, and Puerto Rico through some 2,245 sales agents.

National Western Life Insurance is a stock life insurance company which offers insurance and annuity products. Insurance products include a portfolio of individual whole life, universal life, and term insurance, while annuity products include supplementary riders. The company does business in 48 states, the District of Columbia, and four United States territories or possessions. The company markets and distributes domestic products primarily through approximately 7,300 independent marketing organizations. The company is also licensed in Haiti, and accepts applications from and issues policies to residents of various countries in Central and South America, the Caribbean, and the Pacific Rim. Such policies are underwritten, accepted, and issued in the United States upon applications submitted by independent contractor broker-agents.

Nationwide Financial Services is the holding company for Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies. The company is a leading provider of life insurance, long-term savings, variable and fixed annuity, and retirement products in the United States. The company has recently introduced new life insurance policies, including Legacy Universal Life and Survivor Universal Life. The company markets its products through wholesale and retail distribution channels, including financial planners, pension plan administrators, securities firms, and its own insurance agents in all 50 states and the District of Columbia.

Old Republic International is a multiple lines insurance company whose subsidiaries market, underwrite, and manage a wide range of specialty and general insurance programs in the life, disability, property, liability, mortgage guaranty, and title insurance fields. The company is licensed to operate in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam, and Canada, and markets its products through independent agents.

                                    EXHIBIT 7
                                  (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


Penn Treaty American serves as a leading provider of long-term nursing home and home healthcare insurance. The company markets its products primarily to persons aged 65 and over. The company's principal products are individual fixed, defined benefit accident, and health insurance policies covering long-term skilled, intermediate, and custodial nursing home care and home healthcare. The company also offers other lines of insurance, including life insurance, Medicare supplement, and blue-collar disability insurance. The company sells life insurance through its Penn Treaty Life Insurance and Network America Life Insurance subsidiaries.

Presidential Life operates as an insurance holding company whose principal subsidiary is Presidential Life Insurance Company. The company operates in a single business segment with two primarily lines of business - individual life insurance and individual annuities. The company emphasizes the sale of a variety of single premium and flexible premium annuity products (including those written in connection with funding agreements for certain state lotteries, group annuities, and other structured settlements), as well as annual and single premium life insurance products (including universal life policies, whole life policies, term life policies, graded benefit policies, and increasing premium whole life policies). Each of these products is designed to meet the needs of consumers for supplemental retirement income, estate planning, and protection from unexpected death. The company is licensed to market its products in 49 states and the District of Columbia.

Principal Financial Group is a leading provider of life and health insurance, retirement, savings, and investment products and services. The company has $120 billion in assets under management and approximately 13 million customers.

Protective Life is an insurance holding company whose subsidiaries acquire, create, sell, and administer a wide variety of insurance and investment products. The company underwrites individual life insurance policies, universal and group life, group accident and group health, annuities, guaranteed investment contracts, investment products, and credit insurance and service contracts. The company markets its products through independent agents throughout the United States.

Prudential Financial is one of the largest life insurance companies in the United States. The company provides a wide range of life and property/casualty insurance, investment management, and other financial products and services. The company has over 15 million individual and institutional clients in the U.S. and over 30 foreign countries, and has 20,800 sales representatives in its distribution network.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


Prudential PLC provides life insurance, retail financial services, and fund management throughout the United Kingdom, the United States, Asia, and Germany. In the United Kingdom, the firm offers long-term insurance, property and casualty insurance, fund management services, and banking products. In the United States, the company's Jackson National Life Insurance Company subsidiary offers life insurance, fixed and equity-indexed annuities, variable annuities, guaranteed investment contracts, and funding agreements.

Reinsurance Group of America is an insurance holding company engaged primarily in life rein-surance and international life and disability insurance on a direct and reinsurance basis. In addition, the company provides reinsurance of non-traditional business, including asset-intensive products and financial reinsurance. The company operates in the United States, Canada, South America, Europe, Asia, and Australia. Reinsurance is insurance that insurance companies use to lessen their exposure to risk by sharing that risk with others; this lessens the primary insurer's risk of monetary loss. The company markets its reinsurance services to large companies offering life insurance in the United States and overseas.

Scottish RE Group, through its Scottish Annuity and Life Holdings subsidiary, provides customized variable life insurance products to individuals and families who are, or may become, U.S. taxpayers. The company also provides reinsurance of annuities and life insurance products to insurance and reinsurance firms. In addition, the company offers variable life insurance to corporate customers in the form of corporate-owned life insurance, bank-owned life insurance, and trust-owned life insurance.

Security National Financial sells and services selected lines of life insurance and annuity products. The company also originates, refinances, and services residential and commercial mortgage loans. The company markets its insurance and annuity products in 29 states through 103 independent licensed insurance agents. The company currently has approximately 42,000 policyholders with annual premiums of approximately $500,000. The company also owns five cemeteries and eight mortuaries in Utah, one cemetery in California, and five mortuaries in Arizona. The company is the controlling shareholder of Southern Security Life Insurance Company.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


StanCorp Financial Group provides selected insurance and retirement plan products in the United States. The company's employee benefits insurance segment sells disability and life insurance products to employer groups ranging in size from two lives to approximately 150,000 lives. The company also provides group disability and group life insurance products, group dental insurance, and accidental death and dismemberment insurance. The company's individual insurance segment sells life, disability, and fixed-rate annuities to individuals. The company is licensed to operate in 49 states, the District of Columbia, and Guam.

Standard Management develops and administers life insurance, annuities, and related products through its subsidiaries. The company's Standard Life Insurance Company of Indiana offers flexible premium-deferred annuities, equity-indexed annuities, whole and universal life insurance, and critical illness products. The company's Dixie National Life Insurance subsidiary markets life insurance and burial expense policies in 22 states. The company also provides unit-linked assurance products in more than 80 countries.

Torchmark Corp. (formerly Liberty National Insurance Holding Co.) is an insurance holding company. The company offers individual life and health insurance throughout the United States, Canada, the Virgin Islands, Guam, and New Zealand through its principal subsidiaries Liberty National Life, Globe Life & Accident, United American Insurance, American Income Life, and United Investors Life. The company also sells senior life and healthcare insurance, including Medicare supplement and long-term care coverage, and offers annuities through independent insurance agents. The company sells its products through both captive and independent insurance agents.

Unico American provides life, health, property, and casualty insurance and related premium financing through its wholly-owned subsidiaries. The company's insurance operations are conducted through Crusader Insurance Company, which is licensed as an admitted insurance carrier in the states of Arizona, California, Colorado, Idaho, Montana, Nevada, Ohio, Oregon, and Washington. The company's agency subsidiaries market life, medical, dental, and vision insurance for individuals and groups. The company's other subsidiaries provide insurance claim administration services, enable insurance purchasers to pay their insurance premiums on an installment basis, and provide various consumer benefits to their members, including participation in group healthcare and life insurance policies.

                                    EXHIBIT 7
                                   (continued)

                                SOUTHERN SECURITY

                              INDUSTRY SAMPLE GROUP


United Trust Group provides life insurance policies through its United Security Assurance, Abraham Lincoln Assurance, Appalachian Life Insurance, and Universal Guaranty Life Insurance subsidiaries. The company underwrites universal life policies, which are sold under the UL90A and Century 2000 names through a network of approximately 75 company-affiliated and independent agents throughout the United States. The company also offers reinsurance services.

Unitrin, Inc. is an insurance holding company which through its subsidiaries provides life and health insurance, property/casualty insurance, and consumer finance services. A significant portion of the company's insurance policies are sold in the southern and midwestern regions of the United States, California, and Texas.

Universal American Financial is an insurance holding company whose principal subsidiaries are American Progressive Life and Health Insurance of New York and American Pioneer Life Insurance. Each of these subsidiaries sells life insurance, accident and health insurance, and various annuity products. The company's insurance products are sold on both an individual and group basis. The company's WorldNet Services subsidiary also provides managed care, claims adjudication, and communications services to insurance companies and affinity groups.

UnumProvident Corp. is an insurance holding company and a leading provider of group and individual disability insurance in the United States and the United Kingdom. The company is also a major provider of employee benefits, including group life insurance and long-term care insurance, marketed through independent brokers in the United States and Canada.



Sources:  Value Line Investment Survey

            Morningstar Stock Research
            Yahoo Finance

                                    EXHIBIT 8

                                SOUTHERN SECURITY

                               MARKET VALUE RATIOS

                          FOR THE INDUSTRY SAMPLE GROUP

                               AS OF JUNE 30, 2004


                                         Price-        Price to       Price to
                                       Earnings         Revenue           Book
                                          Ratio           Ratio          Ratio
Company                                     (x)             (%)            (%)
-------------------------------------------------------------------------------

AEGON Insurance Group                       9.9            51.2           81.7
AFLAC Inc.                                 21.6           177.5          313.7
Alfa Corp.                                 13.2           178.6          168.4
American Equity Investment Life             7.9            61.7          120.4
American Financial Group                   13.8            82.6          107.6
American International Group               18.3           224.7          260.9
American National Insurance                13.4            92.2           78.6
AmerUs Group                               10.2           104.8          115.1
Annuity and Life RE Holdings                 NE            12.8           15.8
Atlantic American                           9.6            35.5           65.9
AXA ADR                                    31.9            32.5          137.6
Ceres Group                                 9.7            41.3          107.3
Cincinnati Financial                       19.2           234.2          117.8
Citizens Financial                         12.6            29.1           53.4
Citizens, Inc.                               NM           302.9          227.8
Conseco Inc.                                6.4            75.2           89.1
Cotton States Life Insurance               24.1           245.8          142.1
Delphi Financial Group                     15.1           152.7          173.2
FBL Financial Group                        12.3           122.7           98.8
Financial Industries                       14.3            79.9           56.1
Great American Financial                   11.8            75.6           71.6
Hartford Financial Services                11.3           155.2          149.8
Horace Mann Educators                      23.1            85.7          129.5
Independence Holding                       13.8           137.6          147.2
ING Group                                  10.6            57.1          174.0
Jefferson-Pilot                            13.9           197.3          187.7
Kansas City Life Insurance                 18.0           106.4           74.6
Lincoln National                           15.8           159.2          145.3
Manulife Financial                         15.6           153.0          269.8
MetLife, Inc.                              11.9            75.1          128.4
MONY Group                                 12.9            64.7           74.7
National Western Life Insurance             9.1           130.1           72.1
Nationwide Financial Services              12.6           142.1          117.2
Old Republic International                  9.7           150.5          121.2
Penn Treaty American                       10.6            26.0           36.9
Presidential Life                          12.3           143.8           93.2
Principal Financial Group                  14.9           118.8          152.6
Protective Life                            13.9           141.4          133.3
Prudential Financial                       18.3           123.8          122.2
Prudential PLC                             15.5            56.6          188.3
Reinsurance Group of America               12.6            80.2          129.7
Scottish RE Group                          16.5           132.5          117.5
Security National Financial                 7.4            15.9          115.8
StanCorp Financial Group                   11.8            94.8          139.7
Standard Management                        10.5            21.8           34.5
Torchmark Corp.                            13.9           206.7          187.1
Unico American                             16.1            60.1           82.6
United Trust Group                         19.0            85.8           53.0
Unitrin, Inc.                              18.9            94.8          152.4
Universal American Financial               12.4           104.5          160.7
UnumProvident Corp.                        14.1            42.3           64.8
                                   --------------------------------------------

Mean                                       14.1           109.4          124.7

NE = negative earnings
NM = not meaningful

Sources:  Value Line Investment Survey;
Morningstar Stock Research; Yahoo
Finance; Barron's

                                    EXHIBIT 9

                             HISTORICAL STRUCTURE OF

                         YIELDS OBSERVABLE AND AVAILABLE

                             ON SELECTED SECURITIES


                               Historical
                               Return (1)                          Differential
                               ----------                          ------------
Inflation                         3.1%
                                               Real Interest             0.7%
U.S. Treasury Bills               3.8%
                                               Maturity Premium          2.0%
Long-Term Government Bonds        5.8%
                                               Default Premium           0.4%
Long-Term Corporate Bonds         6.2%
                                               Ownership Premium         6.2%
                                                                         ---
Common Stocks                    12.4%


         Total Differential                                              9.3%
                                                                         ===

(1)  Arithmetic Mean


Note: Differential represents difference between historical returns (e.g., real interest = return on treasury bills less inflation)


Source:  Ibbotson Associates, 2004 Stocks, Bonds, Bills and Inflation Yearbook

                                   APPENDIX A



                    SOUTHERN SECURITY LIFE INSURANCE COMPANY



                           FINANCIAL STATEMENT SUMMARY

                     SOUTHERN SECURITY LIFEINSURANCE COMPANY

                                INCOME STATEMENTS
                                   (in $000's)


For Year Ending:
                                                                                                                           1999-2003
                                       12/31/99      12/31/00     12/31/01      12/31/02      12/31/03      03/31/04        Average
                                    ------------------------------------------------------------------------------------------------

REVENUES:
Net Insurance Revenues                  6,901.5       6,698.9      6,736.0       7,075.3       7,334.7       7,475.8        6,949.3
Net Investment Income                   3,909.4       3,935.6      3,867.0       3,834.4       4,005.1       3,924.7        3,910.3
Other Revenue                             715.1           0.0          0.0           0.0           0.0           0.0          143.0
                                    ------------------------------------------------------------------------------------------------

TOTAL REVENUES                         11,526.0      10,634.5     10,603.0      10,909.7      11,339.8      11,400.5       11,002.6

BENEFITS, CLAIMS & EXPENSES:
Benefits & Claims                       4,453.6       5,109.4      4,482.6       5,343.6       5,599.4       5,697.2        4,997.7
Amortization of Deferred Policy
 Acquisition Costs                      3,029.2       1,797.3      2,197.4       1,970.0       2,039.5       2,091.9        2,206.7
Operating Expenses                      3,261.1       3,529.4      3,835.1       3,678.9       3,871.3       4,000.8        3,635.2
                                    ------------------------------------------------------------------------------------------------

TOTAL BENEFITS, CLAIMS & EXPENSES      10,743.9      10,436.1     10,515.1      10,992.5      11,510.2      11,789.9       10,839.6

EARNINGS (LOSS) BEFORE TAX                782.1         198.4         87.9         (82.8)       (170.4)       (389.4)         163.0

INCOME TAX (BENEFIT)                      150.1          38.1         16.9         (12.2)        (74.5)       (109.8)          23.7
                                    ------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                         632.0         160.3         71.0         (70.6)        (95.9)       (279.6)         139.4
                                    ------------------------------------------------------------------------------------------------

Add: Depreciation & Amortization
  Expense                                 286.5         261.0        270.8         196.5         165.9         165.9          236.1
                                    ------------------------------------------------------------------------------------------------

OPERATING CASH FLOW                       918.5         421.3        341.8         125.9          70.0        (113.7)         375.5
                                    ------------------------------------------------------------------------------------------------

                    SOUTHERN SECURITY LIFE INSURANCE COMPANY

                                INCOME STATEMENT

                            ITEMS AS A % OF REVENUES

For Year Ending:
                                                                                                                           1999-2003
                                       12/31/99      12/31/00     12/31/01      12/31/02      12/31/03      03/31/04        Average
                                    ------------------------------------------------------------------------------------------------
REVENUES:
Net Insurance Revenues                     59.9          63.0         63.5          64.9          64.7          65.6           63.2
Net Investment Income                      33.9          37.0         36.5          35.1          35.3          34.4           35.6
Other Revenue                               6.2           0.0          0.0           0.0           0.0           0.0            1.2
                                    ------------------------------------------------------------------------------------------------

TOTAL REVENUES                            100.0         100.0        100.0         100.0         100.0         100.0          100.0

BENEFITS, CLAIMS & EXPENSES:
Benefits & Claims                          38.6          48.0         42.3          49.0          49.4          50.0           45.5
Amortization of Deferred Policy
 Acquisition Costs                         26.3          16.9         20.7          18.1          18.0          18.3           20.0
Operating Expenses                         28.3          33.2         36.2          33.7          34.1          35.1           33.1
                                    ------------------------------------------------------------------------------------------------

TOTAL BENEFITS, CLAIMS & EXPENSES          93.2          98.1         99.2         100.8         101.5         103.4           98.6

EARNINGS (LOSS) BEFORE TAX                  6.8           1.9          0.8          (0.8)         (1.5)         (3.4)           1.4

INCOME TAX (BENEFIT)                        1.3           0.4          0.2          (0.1)         (0.7)         (1.0)           0.2
                                    ------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                           5.5           1.5          0.7          (0.6)         (0.8)         (2.5)           1.2
                                    ------------------------------------------------------------------------------------------------

Add: Depreciation & Amortization
  Expense                                   2.5           2.5          2.6           1.8           1.5           1.5            2.2
                                    ------------------------------------------------------------------------------------------------

OPERATING CASH FLOW                         8.0           4.0          3.2           1.2           0.6          (1.0)           3.4
                                    ------------------------------------------------------------------------------------------------


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY

                                INCOME STATEMENT

                              ITEM GROWTH RATES (%)

                                                                                                                          1999-2003
For Year Ending:                                                                                                           Compound
                                                                                                                            Annual
                                      12/31/99      12/31/00     12/31/01      12/31/02      12/31/03      03/31/04         Growth
                                   ------------------------------------------------------------------------------------------------
REVENUES:
Net Insurance Revenues                       -          (2.9)         0.6           5.0           3.7           1.9            1.5
Net Investment Income                        -           0.7         (1.7)         (0.8)          4.5          (2.0)           0.6
Other Revenue                                -        (100.0)         0.0           0.0           0.0           0.0             NM
                                   ------------------------------------------------------------------------------------------------

TOTAL REVENUES                               -          (7.7)        (0.3)          2.9           3.9           0.5           (0.4)

BENEFITS, CLAIMS & EXPENSES:
Benefits & Claims                            -          14.7        (12.3)         19.2           4.8           1.7            5.9
Amortization of Deferred Policy
 Acquisition Costs                           -         (40.7)        22.3         (10.3)          3.5           2.6           (9.4)
Operating Expenses                           -           8.2          8.7          (4.1)          5.2           3.3            4.4
                                   ------------------------------------------------------------------------------------------------

TOTAL BENEFITS, CLAIMS & EXPENSES            -          (2.9)         0.8           4.5           4.7           2.4            1.7

EARNINGS (LOSS) BEFORE TAX                   -         (74.6)       (55.7)           NM         105.8         128.5             NM

INCOME TAX (BENEFIT)                         -         (74.6)       (55.6)           NM         510.7          47.4             NM
                                   ------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                            -         (74.6)       (55.7)           NM          35.8         191.6             NM
                                   ------------------------------------------------------------------------------------------------

Add: Depreciation & Amortization
  Expense                                    -          (8.9)         3.8         (27.4)        (15.6)          0.0          (12.8)
                                   ------------------------------------------------------------------------------------------------

OPERATING CASH FLOW                          -         (54.1)       (18.9)        (63.2)        (44.4)            NM         (47.5)
                                   ------------------------------------------------------------------------------------------------



NM = not meaningful

                    SOUTHERN SECURITY LIFE INSURANCE COMPANY

                                 BALANCE SHEETS

                                   (in $000's)



As of December 31:
                                                                                                      March
ASSETS                                          2000          2001         2002          2003          2004
------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS                      2,513.7       1,969.0      3,067.3       7,075.4       2,893.0

INVESTMENTS:
Fixed Maturities Held to Maturity            5,374.2       3,156.7      3,971.5       3,691.1       8,599.8
Fixed Maturities Available for Sale         23,367.5      21,364.7     18,440.0      14,213.3      14,223.6
Equity Securities                              358.9         372.2        309.2         424.2         494.7
Mortgage Loans                               2,298.2       2,268.3      2,244.6       2,211.2       2,203.3
Policy & Student Loans                       8,220.7       8,181.2      8,027.7       8,132.0       8,273.4
Short-Term Investments                       7,814.8      13,860.5     16,283.8      17,497.2      16,504.9
                                       ---------------------------------------------------------------------

TOTAL INVESTMENTS                           47,434.3      49,203.6     49,276.8      46,169.0      50,299.7

PROPERTY & EQUIPMENT:
Land                                           982.0         982.0        982.0         982.0         982.0
Buildings & Improvements                     2,349.0       2,397.3      2,441.8       2,445.9       2,445.9
Furniture & Equipment                          945.4         956.5        968.8         955.0         955.0
Less: Accumulated Depreciation              (1,734.0)     (1,844.8)    (1,962.2)     (2,069.8)     (2,097.2)
                                       ---------------------------------------------------------------------

NET PROPERTY & EQUIPMENT                     2,542.4       2,491.0      2,430.4       2,313.1       2,285.7

OTHER ASSETS:
Deferred Policy Acquisition Costs           13,211.4      12,974.4     13,391.5      13,624.1      13,981.6
Policyholders' Account Balances
 on Deposit With Reinsurer                   7,434.7       7,148.1      6,955.7       6,796.0       6,791.6
Accrued Investment Income                      610.5         613.3        473.8         462.8         572.0
Reinsurance Receivable                         324.8         569.2        279.1         442.6         321.6
Agent Balances Receivable                    1,208.4       1,005.5        776.2         461.1         483.7
Other Receivables                              279.5         722.1        614.2         320.3         524.5
Investment in Affiliate                      1,566.2         783.1          0.0           0.0           0.0
                                       ---------------------------------------------------------------------

TOTAL OTHER ASSETS                          24,635.5      23,815.7     22,490.5      22,106.9      22,675.0

TOTAL ASSETS                                77,125.9      77,479.3     77,265.0      77,664.4      78,153.4
                                       ---------------------------------------------------------------------


LIABILITIES AND EQUITY
----------------------

LIABILITIES:
Policyholders' Account Balances             48,722.1      47,601.3     47,222.9      46,887.6      46,992.1
Future Policy Benefits                       2,966.0       2,901.6      3,517.5       4,279.3       4,545.1
Unearned Revenue                             4,949.0       4,694.6      4,551.3       4,334.3       4,428.5
Other Policy Claims & Benefits Payable         580.2       1,147.4        701.3         798.0       1,039.3
Other Policyholders' Funds                      72.9          64.0         78.8          98.1         100.3
Funds Held for Reinsurance Treaties          1,417.2       1,379.6      1,334.9       1,294.6       1,295.5
Notes Payable to Related Parties             1,000.0       1,000.0      1,000.0       1,433.1       1,000.0
Due to Affiliated Insurance Agency             151.7         193.7         83.9          57.1          82.2
General Expenses Accrued                       157.9          93.4         98.5          81.9          97.5
Unearned Investment Income                     323.8         357.3        355.5         355.6         395.7
Other Liabilities                               28.5         247.7        111.8          62.8          94.0
Income Taxes                                   558.1         895.4      1,062.8         967.5       1,026.5
                                       ---------------------------------------------------------------------

TOTAL LIABILITIES                           60,927.4      60,576.0     60,119.2      60,649.9      61,096.7

SHAREHOLDERS' EQUITY                        16,198.5      16,903.3     17,145.8      17,014.5      17,056.7
                                       ---------------------------------------------------------------------

TOTAL LIABILITIES & EQUITY                  77,125.9      77,479.3     77,265.0      77,664.4      78,153.4
                                       ---------------------------------------------------------------------


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY

                               BALANCE SHEET ITEMS

                             AS A % OF TOTAL ASSETS


As of December 31:
                                                                                                    March           2000-2003
ASSETS                                       2000          2001         2002          2003          2004             Average
-----------------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS                       3.3           2.5          4.0           9.1           3.7                 4.7

INVESTMENTS:
Fixed Maturities Held to Maturity             7.0           4.1          5.1           4.8          11.0                 5.2
Fixed Maturities Available for Sale          30.3          27.6         23.9          18.3          18.2                25.0
Equity Securities                             0.5           0.5          0.4           0.5           0.6                 0.5
Mortgage Loans                                3.0           2.9          2.9           2.8           2.8                 2.9
Policy & Student Loans                       10.7          10.6         10.4          10.5          10.6                10.5
Short-Term Investments                       10.1          17.9         21.1          22.5          21.1                17.9
                                       --------------------------------------------------------------------------------------

TOTAL INVESTMENTS                            61.5          63.5         63.8          59.4          64.4                62.1

PROPERTY & EQUIPMENT:
Land                                          1.3           1.3          1.3           1.3           1.3                 1.3
Buildings & Improvements                      3.0           3.1          3.2           3.1           3.1                 3.1
Furniture & Equipment                         1.2           1.2          1.3           1.2           1.2                 1.2
Less: Accumulated Depreciation               (2.2)         (2.4)        (2.5)         (2.7)         (2.7)               (2.5)
                                       --------------------------------------------------------------------------------------

NET PROPERTY & EQUIPMENT                      3.3           3.2          3.1           3.0           2.9                 3.2

OTHER ASSETS:
Deferred Policy Acquisition Costs            17.1          16.7         17.3          17.5          17.9                17.2
Policyholders' Account Balances
 on Deposit With Reinsurer                    9.6           9.2          9.0           8.8           8.7                 9.2
Accrued Investment Income                     0.8           0.8          0.6           0.6           0.7                 0.7
Reinsurance Receivable                        0.4           0.7          0.4           0.6           0.4                 0.5
Agent Balances Receivable                     1.6           1.3          1.0           0.6           0.6                 1.1
Other Receivables                             0.4           0.9          0.8           0.4           0.7                 0.6
Investment in Affiliate                       2.0           1.0          0.0           0.0           0.0                 0.8
                                       --------------------------------------------------------------------------------------

TOTAL OTHER ASSETS                           31.9          30.7         29.1          28.5          29.0                30.1

TOTAL ASSETS                                100.0         100.0        100.0         100.0         100.0               100.0
                                       --------------------------------------------------------------------------------------


LIABILITIES AND EQUITY
----------------------

LIABILITIES:
Policyholders' Account Balances              63.2          61.4         61.1          60.4          60.1                61.5
Future Policy Benefits                        3.8           3.7          4.6           5.5           5.8                 4.4
Unearned Revenue                              6.4           6.1          5.9           5.6           5.7                 6.0
Other Policy Claims & Benefits Payable        0.8           1.5          0.9           1.0           1.3                 1.0
Other Policyholders' Funds                    0.1           0.1          0.1           0.1           0.1                 0.1
Funds Held for Reinsurance Treaties           1.8           1.8          1.7           1.7           1.7                 1.8
Notes Payable to Related Parties              1.3           1.3          1.3           1.8           1.3                 1.4
Due to Affiliated Insurance Agency            0.2           0.3          0.1           0.1           0.1                 0.2
General Expenses Accrued                      0.2           0.1          0.1           0.1           0.1                 0.1
Unearned Investment Income                    0.4           0.5          0.5           0.5           0.5                 0.4
Other Liabilities                             0.0           0.3          0.1           0.1           0.1                 0.1
Income Taxes                                  0.7           1.2          1.4           1.2           1.3                 1.1
                                       --------------------------------------------------------------------------------------

TOTAL LIABILITIES                            79.0          78.2         77.8          78.1          78.2                78.3

SHAREHOLDERS' EQUITY                         21.0          21.8         22.2          21.9          21.8                21.7
                                       --------------------------------------------------------------------------------------

TOTAL LIABILITIES & EQUITY                  100.0         100.0        100.0         100.0         100.0               100.0
                                       --------------------------------------------------------------------------------------


                                   APPENDIX B





                        STATEMENT OF LIMITING CONDITIONS

                        STATEMENT OF LIMITING CONDITIONS


1. Neither HVA or its principals have any present or intended interest in either Southern Security or Security National. HVA's fees for the valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

2. The valuation report is intended only for the specific use and purpose stated herein (e.g., as a resource to assist the Board of Directors and management team of Security National in determining an appropriate price to pay for minority interests in the common stock of Southern Security in the event they decide to pursue such an acquisition). The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA. More specifically, the report is expressly not intended to serve as either a fairness opinion to the shareholders of Southern Security or a solvency opinion to the Board of Directors and/or shareholders of Security National with respect to such prospective acquisition, and nothing contained herein should be construed as representing such. The value conclusion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained herein should in no way be construed to be investment advice.

3. HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgement, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

4. In preparing the valuation report, we utilized information provided by both Southern Security and Security National. We did not make independent examinations of any financial statements or other information provided to us which was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the reasonableness or accuracy of such.

5. The valuation conclusions derived herein implicitly assume that the existing management of Southern Security will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

6. Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of the report to verify the accuracy of such information, and we make no representation as to its accuracy.

7. This engagement is limited to the production of the report and conclusions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.

8.       This  valuation  report  and  the  conclusions   contained  herein  are
         necessarily based on market and economic conditions as they existed as of the date of valuation.

                                   APPENDIX C




                           PROFESSIONAL QUALIFICATIONS



                                DAVID DORTON, CFA

                              DAVID L. DORTON, CFA



Professional            Chartered Financial Analyst (CFA)
esignations




Academic Degrees        B.S., University of Utah, Finance, Magna Cum Laude
..                       M.B.A., University of Utah


Employment              Houlihan Valuation Advisors
                        Principal - 1986 to Present

                        Houlihan Valuation Advisors provides professional services relative to business valuations, fairness and solvency opinions, economic loss analyses, and other valuation and economic issues. The firm has offices in Atlanta, Chicago, Denver, Indianapolis, Kansas City, Las Vegas, Los Angeles, Miami, Orange County, Salt Lake City, San Francisco, and Washington, D.C.

                        Wasatch Advisors Consulting Group
                        Managing Analyst - 1984 to 1986

                        Wasatch Advisors provides investment advisory services.

                        Wasatch Advisors Consulting Group provided corporate valuation, financial analysis and consulting services.

                        JPS Financial Consultants
                        Financial Analyst - 1981 to 1984

                        JPS Financial Consultants provided corporate valuation and financial analysis services.


Experience              Has valued over one thousand  privately  held  companies
                        and businesses  since 1981, as well as being a financial
                        consultant for numerous companies. Has prepared numerous
                        valuation  studies,  analyzed  the  relative  merits  of
                        merger/acquisition   proposals,  analyzed  and  prepared
                        opinion  letters as to the  fairness of such  proposals,
                        prepared  solvency  opinions,  prepared ESOP feasibility
                        studies,  and  been  involved  in a wide  array of other
                        financial   analysis  and   consulting   activities  for
                        clients. Has served as an expert witness on valuation, economic and financial matters in federal and state district courts on numerous occasions.

Professional            Salt Lake City Society of Financial Analysts Association
Societies               for Investment Management and Research

Other                   Past President,  American  Society  of  Appraisers, Salt
                        Lake City Chapter
                        Who's Who of Emerging Leaders in America
                        Who's Who of Finance
                        Board of Directors, Utah Golf Association

Speaking                Has  participated  in many  seminars  and has  spoken on
Engagements             valuation issues on numerous occasions.

                                   APPENDIX D




                  INTERNAL REVENUE RULING 59-60, 1959-1 CB 237

                             REVENUE RULING 59-60


SECTION 2031.  DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds.
(Also Section 2512.)
(Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

         In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

         Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1. Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2. Background and Definitions

         .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

         .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

         .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of a representative transaction as defined by the term "fair market value."

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Section 3.  Approach to Valuation

         .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. Often, an appraiser will find wide differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

         .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgement as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgement must be related to all of the other factors affecting value.

         .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market.

Section 4. Factors to Consider

         .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

              (a)    The  nature  of  the   business  and  the  history  of  the
                     enterprise from its inception.

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              (b)    The  economic  outlook in  general  and the  condition  and outlook of the specific industry in particular.

              (c) The book value of the stock and the financial condition of the business.

              (d)    The earning capacity of the company.

              (e)    The dividend-paying capacity.

              (f) Whether or not the enterprise has goodwill or other tangible value.

              (g)    Sales of the stock and the size of the block to be valued.

              (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

         .02 The following is a brief discussion of each of the foregoing factors:

              (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

              (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high

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                     profits  due to the  novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the
                     absence   of   management-succession   potentialities   are
                     pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered
                     by  life  insurance,   or  competent  management  might  be
                     employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

              (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock, assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

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              (d)    Detailed profit-and-loss  statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest
                     and  other   expense  on  each  item  of  long-term   debt,
                     depreciation  and  depletion if such  deductions  are made,
                     officers'   salaries,   in  total  if  they  appear  to  be
                     reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount
                     carried   to   surplus;   and   (6)   adjustments   to  and
                     reconciliation with surplus as stated on the balance sheet.
                     With  profit  and  loss   statements   of  this   character
                     available,   the  appraiser  should  be  able  to  separate
                     recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion
                     should   be  noted   when   dividend-paying   capacity   is
                     considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year
                     averages   without  regard  to  current  trends  or  future
                     prospects will not produce a realistic  valuation.  If, for
                     instance,   a  record  of   progressively   increasing   or
                     decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is a marginal operation, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

              (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend

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                     factor is not a material element, since the payment of such
                     dividends   is    discretionary    with   the   controlling
                     stockholders.  The  individual  or  group  in  control  can
                     substitute   salaries  and  bonuses  for  dividends,   thus
                     reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

              (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which is supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

              (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

              (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively

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                     traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner, a company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.

Section 5.  Weight to be Accorded Various Factors

The valuation of closely held corporate stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

              (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

              (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual. For these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity.

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Section 6. Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it is necessary to capitalize the average or current results at some appropriate rate. A determination of the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. Wide variations will be found even for companies in the same industry. Moreover, the ratio will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business;
(2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7. Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result. Such a process excludes active consideration of other pertinent factors, and the end result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8. Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue Ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as at the death of the stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)


--------------------
(1)Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.




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